7/27


06017689

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Kenedix Realty Investment Corporation

*CURRENT ADDRESS 6-2, Marunouchi 2-chome, Chiyoda-ku Tokyo 100-0005, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

FILE NO. 82- 35028 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: OBl

DAT : 10/19/06

Annex A

Annex A

English language version, translation or summary documents published, filed or distributed since May 6, 2005

1. Press Release titled "Notice Concerning Issue of New Investment Units and Secondary Offering" dated June 20, 2005
2. Press Release titled "Notice Concerning Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006" dated June 20, 2005
3. Press Release titled "Notice Concerning Indicative Pricing Range for the Issue of New Investment Units and Secondary Offering" dated July 1, 2005
4. Press Release titled "Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006" dated July 1, 2005
5. Press Release titled "Notice Concerning Pricing for the Issue of New Investment Units and Secondary Offering" dated July 11, 2005
6. Press Release titled "Notice Concerning Approval of Real Estate Investment Trust Listing on the Tokyo Stock Exchange" dated July 11, 2005
7. Press Release titled "Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006" dated July 11, 2005
8. Press Release titled "Notice Concerning Public Listing of Kenedix Realty Investment Corporation" dated July 21, 2005
9. Press Release titled "Notice Concerning Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006" dated July 21, 2005
10. Press Release titled "Notice Concerning Debt Financing" dated July 27, 2005
11. Press Release titled "Notice Concerning Debt Financing (Interest Rate Determination and Interest-Rate Swap Agreement)" dated July 28, 2005
12. Press Release titled "Notice Concerning the Acquisition of Properties" dated August 1, 2005
13. Press Release titled "Notice Concerning Related-Party Transaction" dated August 1, 2005
14. Press Release titled "Notice Concerning Issue of New Investment Units through Third-Party Allotment" dated August 12, 2005

15. Press Release titled "Notice Concerning the Acquisition of Property (Portus Center Building)" dated September 16, 2005

16. Press Release titled "Notice Concerning Debt Financing" dated September 16, 2005

17. Press Release titled "Notice Concerning the Acquisition of Property (Yoyogi M Building)" dated September 30, 2005

18. Press Release titled "Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006" dated September 30, 2005

19. Press Release titled "Notice Concerning the Acquisition of Property (Belles Modes Building)", dated October 19, 2005

20. Press Release titled "Notice Concerning Debt Financing Interest Rate Determination" dated October 27, 2005

21. Press Release titled "Notice Concerning Debt Financing and Interest-Rate Swap Agreement" dated October 28, 2005

22. Press Release titled "(Revised) Notice Concerning the Acquisition of Property (Belles Modes Building)" dated November 1, 2005

23. Press Release titled "Notice Concerning the Acquisition of Property (Venus Hibarigaoka)" dated December 6, 2005

24. Press Release titled "Notice Concerning Debt Financing and Interest-Rate Swap Agreement" dated December 6, 2005

25. Press Release titled "Notice Concerning the Falsification of Structural Statements by Aneha Architectural Design Firm" dated December 7, 2005

26. Press Release titled "Notice Concerning the Acquisition of Property (Conclusion of an Agreement) (Collection Higashisakura)" dated December 9, 2005

27. Press Release titled "Abbreviated Notice on Settlement of Accounts for the Fiscal Period Ended October 31, 2005" dated December 15, 2005

28. Press Release titled "Notice Concerning Debt Financing Interest Rate Determination" dated January 27, 2006

29. Press Release titled "Notice Concerning the Acquisition of Property (Related Center Building)" dated February 27, 2006

30. Press Release titled "Notice Concerning Debt Financing and Interest Rate Swap Agreement" dated February 27, 2006

31. Press Release titled "Notice Concerning Receipt of Credit Rating" dated February 28, 2006

32. Press Release titled "Notice Concerning Debt Financing and Interest Rate Determination" dated March 6, 2006

33. Press Release titled "Notice Concerning the Acquisition of Property (Hamacho Hanacho Building)" dated March 14, 2006

34. Press Release titled "Notice Concerning Debt Financing and Interest-Rate Swap Agreement" dated March 14, 2006

35. Press Release titled "Notice Concerning the Sales of Properties (Storia Todoroki and Clair Court Rokakouen)" dated March 20, 2006

36. Press Release titled "Notice Concerning Supplementary Structural Design Inspection" dated March 27, 2006

37. Press Release titled "Notice Concerning Issue of New Investment Units and Secondary Offering" dated April 3, 2006

38. Press Release titled "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Office, Residential and Retail Properties Total: 25 Properties)" dated April 3, 2006

39. Press Release titled "Notice Concerning Related-Party Transaction" dated April 3, 2006

40. Press Release titled "Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending April 30, 2006 and October 31, 2006" dated April 3, 2006

41. Press Release titled "Notice Concerning Supplementary Structural Design Inspection in Connection with the Scheduled Acquisition of Properties" dated April 3, 2006

42. Press Release titled "Notice Concerning Pricing for the Issue of New Investment Units and Secondary Offering" dated April 19, 2006

43. Press Release titled "Notice Concerning Debt Financing and Interest Rate Determination" dated April 26, 2006

44. Press Release titled "Notice Concerning Debt Financing and Interest-Rate Swap Agreement" dated April 27, 2006

45. Press Release titled "(Revised) Notice Concerning Debt Financing and Interest-Rate Swap Agreement" dated April 28, 2006

46. Press Release titled "Notice Concerning Property Acquisition Settlement" dated May 1, 2006

47. Press Release titled "Notice Concerning Change of Head Office Address" dated May 2, 2006

48. Press Release titled "Notice Concerning Issue of New Investment Units through Third-Party Allotment" dated May 24, 2006

49. Document distributed to unitholders titled "Kenedix Realty Investment Corporate Report for the First Fiscal Period"



Translation Purpose Only

June 20, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Issue of New Investment Units and Secondary Offering

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that it had resolved at the Board of Directors Meeting on June 20, 2005 to issue additional new investment units and to conduct a secondary offering on the Tokyo Stock Exchange ("Tokyo Stock Exchange") Real Estate Investment Trust market. Details are provided as follows.

1. Primary Offering of the Issue of New Investment Units

(1) Total number of units to be issued 75,000

(2) Issue price
To be determined
(The issue price for new investment units shall be determined by a resolution of the Board of Directors, scheduled on July 11, 2005 (Monday) ("the Offer Price Determination Date"))

(3) Offering method
The units are being offered in a public offering by a syndicate jointly led by UBS Securities Japan Ltd. and Nomura Securities Co., Ltd. The syndicate is comprised of the following underwriters:

Daiwa Securities SMBC Co., Ltd.
Nikko Citigroup Limited
Mizuho Securities Co., Ltd.
Mitsubishi Securities Co., Ltd.
Mito Securities Co., Ltd.

(together with UBS Securities Japan Ltd. and Nomura Securities Co., Ltd. hereinafter referred to as "the Underwriters.")
The issue price of new investment units issued through a public offering shall be determined on the Offer Price Determination Date utilizing book-building procedures in accordance with Article 4 of the Regulations Relating to Real Estate Investment Trusts of the Tokyo Stock Exchange Prior to Public Listing or a Secondary Offer. Under the book-building method, investors are invited to register



	their interest in a particular issue. The Investment Corporation shall determine an indicative pricing range for the primary offering subject to demand.
(4) Underwriting agreement details	The Underwriters shall pay to the Investment Corporation the full underwritten proceeds (issue price amount) on the payment date identified in item (8). Underwriting fees applicable to the issue shall be the difference between the offer price and the issue price. The Investment Corporation shall not pay an underwriting commission.
(5) Demand declaration period (Book-building period)	July 4, 2005 (Monday) to July 8, 2005 (Friday)
(6) Application unit	More than one unit in multiples of one unit
(7) Application period	July 12, 2005 (Tuesday) to July 15, 2005 (Friday)
(8) Payment date	July 20, 2005 (Wednesday)
(9) Delivery and settlement date	July 21, 2005 (Thursday) ("Public Listing Date")
(10) Starting date for the computation of cash distributions	May 6, 2005 (Friday) ("Date of Incorporation")

(11) The offer price and other matters relating to the issue of new investment units shall be determined at future meetings of the Board of Directors.

(12) The aforementioned items shall be subject to the effectiveness of the securities registration statement in accordance with the Securities and Exchange Law of Japan.

2. Secondary Offering (Over-Allotment) (Refer to Reference (1) below)

(1) Seller and the total number of units to be offered	UBS Securities Japan Ltd. 3,970 units The secondary offering (over-allotment) in connection with UBS Securities Japan Ltd. is subject to primary offering demand. The total number of 3,970 units is the maximum limit and may differ depending on demand. Accordingly, the number of units to be issued may be zero or less than the maximum limit.
(2) Offer price	To be determined. (Offer price to be the same as the primary offering offer price.)
(3) Offering method	In connection with the primary offering and after considering demand conditions, UBS Securities Japan Ltd. shall undertake a secondary offering of borrowed investment corporation investment units with 3,970 units as the upper limit.
(4) Application unit	More than one unit in multiples of one unit
(5) Application period	July 12, 2005 (Tuesday) to July 15, 2005 (Friday)
(6) Delivery and settlement date	July 21, 2005 (Thursday)
(7) Starting date for the computation of cash distributions	May 6, 2005 (Friday) ("Date of Incorporation")

(8) The offer price and other matters relating to the offering shall be determined at future meetings of the Board of Directors.

(9) The aforementioned items shall be subject to the effectiveness of the securities registration statement in accordance with the Securities and Exchange Law of Japan.



3. Issue of New Investment Units by way of Third-Party Allotment (Refer to Reference (1) below)

(1) Total number of units to be offered	3,970 units
(2) Issue price	To be determined. (Issue price to be the same as the primary offering issue price.)
(3)Third party and the total number of investment units to be issued	UBS Securities Japan Ltd. 3,970 units
(4) Application unit	More than one unit in multiples of one unit
(5) Application date	August 16, 2005 (Tuesday)
(6) Payment date	August 16, 2005 (Tuesday)
(7) Starting date for the computation of cash distributions	May 6, 2005 (Friday) ("Date of Incorporation")

(8) In the event there are no applications for the aforementioned issue (5) above, the third-party allotment shall be terminated.

(9) The issue price and other necessary matters relating to the third-party allotment shall be determined at future meetings of the Board of Directors.

(10) In the event the primary offering is suspended, the third-party allotment shall be suspended.

(Reference)

1. Over-Allotment

(1) The secondary offering through over-allotment shall be effected by UBS Securities Japan Co., Ltd. on the occasion of the primary offering, subject to demand, to an upper limit of 3,970 investment units borrowed from Kenedix, Inc., one of the parties identified later in Item 5. Other (1) Designated Buyers. However, in connection with the related borrowing and lending of investment units, the secondary offering shall take place on the condition investment units are sold to Kenedix, Inc. in accordance with conditions outlined in Item 5. Other (1) Designated Buyers. The number of investment units to be offered is subject to an upper limit of 3,970 units, and may be reduced or suspended due to demand conditions. In addition, in order to effect reimbursement of investment units ("borrowed investment units") borrowed from Kenedix, Inc., on the occasion of the secondary offer ("over-allotment of investment units"), by UBS Securities Japan Co., Ltd., the Investment Corporation has approved an allotment of 3,970 investment units to UBS Securities Japan Co., Ltd. by way of third-party allotment, following a Board of Directors Meeting held on June 20, 2005 (details outlined in 3. Issue of New Investment Units by way of Third-Party Allotment), with a payment date of August 16, 2005 (Tuesday). Furthermore, UBS Securities Japan Co., Ltd. may, within the period commencing July 21, 2005 (Thursday) through August 9, 2005 (Tuesday) ("Syndicate Cover Transaction Period"), purchase up to the maximum limit of investment units as sold in the secondary offering through over-allotment on the Tokyo Stock Exchange ("Syndicated Cover Transactions"), with the aim of procuring and reimbursing the borrowed investment units. The investment units purchased by UBS Securities Japan Co., Ltd. by way of syndicated cover transaction shall be used in full as reimbursement for the borrowed investment units. Moreover, UBS Securities Japan Co., Ltd., at its discretion, may choose not to enter into any syndicate cover transactions during the Syndicate Cover Transaction Period or to terminate such transactions without purchasing the maximum number of investment units through over-allotment. In the event the secondary offering (over-allotment) is less than the maximum, and a Syndicated Cover Transaction is undertaken, UBS Securities Japan Co., Ltd. plans to purchase investment units through third-party allotment. In this case, application for all or part of the third-party allotment may not be made. As a result, the maximum limit of investment units to be issued under third-party allotment shall be reduced and rights shall be forfeited, or the issue



itself shall not be made.

(2) Actions to be taken by UBS Securties Japan Co., Ltd in terms of the aforementioned (1) shall be subject to discussion between UBS Securities Japan Co., Ltd. and Nomura Securities Co., Ltd.

2. Total Number of Investment Units Issued after the New Issues

Number of investment units currently issued and outstanding :	400
Number of new investment units to be issued (primary offering) :	75,000
Subtotal :	75,400
Number of investment units (third-party allotment) to be issued (planned) :	3,970*
Total (planned) :	79,370*

Note: The figures identified by an asterisk (*) are subject to an application from UBS Securities Japan Co., Ltd. for the full allotment available and issue of the full allotment under third-party allotment.

3. Use of Proceeds Procured

Net proceeds to be procured through primary offering and third-party allotment of investment units shall be used to acquire new specified assets as defined under Article 2.1 of the Law Concerning Investment Trusts and Investment Corporations.

4. Distribution to Unitholders

Distributions to unitholders are determined in line with the Investment Corporation's Articles of Incorporation and its distribution policy.

5. Other

(1) Designated Buyers

The Underwriters intend to sell the Investment Corporation's investment units under primary offering to certain buyers designated by the Investment Corporation. Details are briefly as follows: (The number of investment units to be sold are in parentheses.)

The Investment Corporation has designated certain companies as designated buyers. These comprise Kenedix, Inc., a shareholder of the Investment Corporation's Asset Management Company, Kenedix REIT Management, Inc., (3,770 units), Y.K. KW Office, a company that has agreed to sell certain specified assets to the Investment Corporation, (2,000 units), and Y.K. KWO Third (4,000 units).

(2) Restrictions on Sale and Additional Issue of Investment Units

1) Kenedix, Inc. holds 200 of the Investment Corporation's investment units as of June 20, 2005. Furthermore, Kenedix, Inc. intends to acquire an additional 3,770 units through the primary offering. Y.K. KW Office and Y.K. KWO Third, companies that have agreed to sell certain specified assets to the Investment Corporation, also intend to acquire 2,000 and 4,000, respectively, of the Investment Corporation's investment units, through the primary offering. Kenedix, Inc. has agreed with UBS Securities Japan Ltd. and Nomura Securities Co., Ltd., not to sell, dispose, pledge as security or lend (excluding investment units to be lent in connection with the secondary offering (over-allotment)) investment units acquired through primary offering or investment units owned prior to the primary offering, without prior written notice, for a period from the date of public listing to July 21, 2006. In addition, Y.K. KW Office and Y.K. KWO Third have agreed with UBS Securities Japan Ltd. and Nomura Securities Co., Ltd., not to sell, dispose, pledge as security or lend (excluding the sale of investment units to be acquired through primary offering to Japan Trustee Services Bank, Ltd. and Religious Corporation Myodokai, shareholders of Y.K. KW Office and Y.K. KWO Third respectively, through anonymous association contracts) investment units acquired through primary offering, without prior written notice, for a period from the date of public listing to January 21, 2006. In connection with the sale of investment units to be acquired through primary offering to respective shareholders through anonymous association contracts, sale is subject to each shareholder providing a written pledge to UBS Securities Japan Ltd. and Nomura Securities Co., Ltd., agreeing not to sell, dispose, pledge as security or lend investment units, without prior written approval, for a period from the date of acquisition through the



aforementioned sale to January 21, 2006.

2) The Investment Corporation has agreed with UBS Securities Japan Ltd. and Nomura Securities Co., Ltd. not to issue additional investment units (excluding additional investment units issued in connection with the third-party allotment outlined in this release), without prior written notice, for the period from date of public listing to October 21, 2005.

UBS Securities Japan Ltd. and Nomura Securities Co., Ltd., at their discretion, have the right to cancel all or part of the aforementioned terms and conditions 1) and 2). Furthermore, and separate to the aforementioned terms and conditions 1) and 2), unitholders of the Investment Corporation as of June 20, 2005 have provided a commitment to the Investment Corporation to continue their existing ownership and in principle, not to sell or dispose of their holdings as of June 20, 2005 to a third-party for a period of one year commencing May 6, 2005 in accordance with regulations relating to real estate investment trust investment units prior to public listing and secondary offering and other relevant requirements.



Translation Purpose Only

June 20, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL: +81-3-5288-7629

Notice Concerning Operating Forecasts
for the Fiscal Periods Ending October 31, 2005 and April 30, 2006

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its operating forecasts for the first fiscal period (May 6, 2005 to October 31, 2005) and the second fiscal period (November 1, 2005 to April 30, 2006).

(Millions of yen unless otherwise stated)

	Operating Revenues	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
First Fiscal Period (May 6, 2005 to October 31, 2005)	1,072	215	2,709	–
Second Fiscal Period (November 1, 2005 to April 30, 2006)	2,161	935	11,780	–

Reference:
Forecast number of investment units issued and outstanding as of October 31, 2005: 79,370 units
Forecast net income per unit as of October 31, 2005: 2,709 yen
Forecast number of investment units issued and outstanding as of April 30, 2006: 79,370 units
Forecast net income per unit as of April 30, 2006: 11,780 yen

Note: Forecast number of investment units issued and outstanding as of the end of the fiscal period is calculated based on the preconditions and assumptions stated in Preconditions and Assumptions for the Fiscal Periods Ending October 31, 2005 and April 30, 2006, "Investment Units Issued and Outstanding" (separate document attached).

Explanatory Notes:

1. Forecasts are based on the assumption of an estimated investment unit issuance of ¥550 thousand per unit.
2. Forecast figures are calculated based on "Preconditions and Assumptions for the Fiscal Periods Ending October 31, 2005 and April 30, 2006" (separate document attached), as of the date of this release. Readers are advised that actual operating revenues, net income and distributions per unit may differ significantly from forecasts due to a variety of reasons including the future acquisition and sale of real estate and changes in the Investment Corporation's operating environment including the real estate market. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.
3. In the event significant changes to the aforementioned forecasts are anticipated, the Investment Corporation may revise forecasts.
4. The Investment Corporation's first and second fiscal periods are May 6, 2005 to October 31, 2005, and November 1, 2005 to April 30, 2006. Subsequent fiscal periods will cover the periods from May 1 to October 31, and November 1 to April 30, annually.

Note: This press release provides information regarding the Investment Corporation's operating forecasts for the fiscal periods ending October 31, 2005 and April 30, 2006, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's Prospectus and Notice of Amendments thereto and to undertake investment decision subject to individual determination.


KENEDIX

5. Public listing of the Investment Corporation is scheduled for July 21, 2005.
6. Figures are rounded down.

Note: This press release provides information regarding the Investment Corporation's operating forecasts for the fiscal periods ending October 31, 2005 and April 30, 2006, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's Prospectus and Notice of Amendments thereto and to undertake investment decision subject to individual determination.

KENEDIX

Attachment

Preconditions and Assumptions
for the Fiscal Periods Ending October 31, 2005 and April 30, 2006

	Preconditions and Assumptions
Property Portfolio	• The Investment Corporation intends to use the net proceeds from an additional offering of new investment units and the funds from debt financing to acquire trust beneficiary interests in 29 properties ("initial properties anticipated to be acquired"). • Forecasts are based on the assumption that the Investment Corporation will complete acquisition of all the properties anticipated to be acquired as of August 1, 2005, and all the properties will remain unchanged (no new properties will be acquired and no existing properties will be sold) up to and including the end of the second fiscal period. In addition, the first fiscal period reflects operations for 92 days. • The property portfolio may change due to the purchase and sale of properties.
Operating Revenues	• Rental revenues are estimated based on lease agreements of the initial properties anticipated to be acquired as of May 20, 2005, and a variety of factors including each property's competitive standing and market and other conditions.
Operating Expenses	• Property expenses other than depreciation are based on documentation supplied by existing owners of the initial properties anticipated to be acquired and adjusted to reflect the variable nature of expenses using historic performance prices as a standard. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. The amount of ¥114 million has been estimated for property tax and city planning tax for the initial properties anticipated to be acquired. • Repairs, maintenance and renovation expenses are estimated based on Kenedix REIT Management, Inc.'s ("the Asset Management Company") budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the first and the second fiscal periods, approximate amounts of ¥179 million and ¥358 million, respectively, have been estimated for depreciation expense.
Non-operating Expenses	• A temporary expense of approximately ¥226 million is estimated for the Investment Corporation's public listing and public offering of new investment units. • Amounts for interest payable of ¥63 million and ¥118 million have been forecasted for the first and the second fiscal periods, respectively.

Note: This press release provides information regarding the Investment Corporation's operating forecasts for the fiscal periods ending October 31, 2005 and April 30, 2006, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's Prospectus and Notice of Amendments thereto and to undertake investment decision subject to individual determination.

	Preconditions and Assumptions
Debt Financing	• The Investment Corporation will undertake debt financing of approximately ¥24,450 million from qualified institutions, determined in accordance with Article 2, Paragraph 3, Item 1 of the Securities and Exchange Law. Net proceeds procured by an over-allotment option are estimated based on the assumption that they will be allocated for the debt financing repayment. The Investment Corporation will maintain debt financing of ¥22,348 million after this repayment. In addition, the Investment Corporation plans to make a repayment of approximately ¥665 million in the second fiscal period (November 1, 2005 to April 30, 2006), The Investment Corporation will maintain debt financing of ¥21,683 million after this repayment.
Investment Units Issued and Outstanding	• In addition to 400 units issued and outstanding as of June 20, 2005, the Investment Corporation has decided to issue an additional 78,970 investment units, comprising a primary offering of 75,000 units and a secondary offering of 3,970 units following a resolution by the Board of Directors at a meeting held on June 20, 2005. Forecasts are based on the assumption that the primary offering will be fully subscribed and an over-allotment option will be fully exercised. Furthermore, forecasts are based on the assumption that the number of investment units issued and outstanding thereafter shall remain unchanged through the end of the second fiscal period (November 1, 2005 to April 30, 2006).
Distribution per Unit	• Distributions per unit are calculated in accordance with the distribution policy outlined in the Investment Corporation's Articles of Incorporation. • Actual distribution per unit may differ significantly from forecast figures due to a variety of reasons including movements in investment assets, rental revenues impacted by tenant movements or the incidence of major unforeseen renovation expenses.
Distribution in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revision to regulatory requirements, taxation, accounting standards, public listing regulations and requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends and in real estate and other markets.


KENEDIX

Translation Purpose Only

July 1, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Indicative Pricing Range
for the Issue of New Investment Units and Secondary Offering

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that at the Board of Directors Meeting on July, 1 2005, it had determined an indicative pricing range for the issue of new investment units and secondary offering. The decision to issue new investment units and conduct a secondary offering was first determined at a Board of Directors Meeting held on June 20, 2005. Details are provided as follows.

Indicative Pricing Range — Between ¥550,000 and ¥580,000 per unit

[Reference]
Overview of the issue of new investments units and secondary offering.

(1)	Total number of units to be issued	:	75,000 unit (Primary offering)
(2)	Total number of units to be issued through secondary offering	:	Maximum 3,970 units (Secondary offering to cover over-allotment, if any). Subject to demand for the primary offering, UBS Securities Japan Ltd. may conduct an over-allotment of investment units to a maximum of 3,970 units. The total number of units to be offered under secondary offering may be less than the maximum limit, or suspended, depending on demand.
(3)	Demand declaration period (Book-building period)	:	July 4, 2005 (Monday) through July 8, 2005 (Friday)
(4)	Offer price determination date	:	July 11, 2005 (Monday)
(5)	Application period	:	July 12, 2005 (Tuesday) through July 15, 2005 (Friday)
(6)	Payment date	:	July 20, 2005 (Wednesday)
(7)	Delivery and settlement date	:	July 21, 2005 (Thursday)
(8)	Starting date for the computation of cash distributions	:	May 6, 2005 (Friday) (Date of incorporation)
(9)	Basis for determining the indicative pricing range	:	The indicative pricing range has been determined based on a broad range of factors including feedback from qualified institutional investors that are experienced in pricing evaluation and assessment, information relating to the real estate-related assets to be acquired

Note: This press release provides information regarding Kenedix Realty Investment Corporation's decision to issue new investment units and to conduct a secondary offering, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's offering circular and notice of amendments thereto and to undertake investment decisions subject to individual determination and responsibility.



by the Investment Corporation and other matters.

(10) The aforementioned items shall be subject to the effectiveness of the securities registration statement in accordance with the Securities and Exchange Law of Japan.

4


KENEDIX

Translation Purpose Only

July 1, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL: +81-3-5288-7629

Notice Concerning Revisions to Operating Forecasts
for the Fiscal Periods Ending October 31, 2005 and April 30, 2006

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its revised operating forecasts for the first fiscal period (May 6, 2005 to October 31, 2005) and the second fiscal period (November 1, 2005 to April 30, 2006), which were previously reported on June 20, 2005.

1. Reasons for Revision

The Investment Corporation has decided to revise operating forecasts for the first fiscal period ending October 31, 2005 and the second fiscal period ending April 30, 2006 in line with its determination today of an indicative pricing range for the additional issue of new investment units.

(1) Operating forecasts announced on June 20, 2005, were based on an assumed offer price of ¥550,000 for the issue of additional new investment units.
(2) Revised operating forecasts as of July 1, 2005 are based on an indicative pricing range between ¥550,000 and ¥580,000* for the issue of additional new investment units.
* The offer price is scheduled for final determination on July 11, 2005.

2. Revised Forecasts for the First Fiscal Period (May 6, 2005 to October 31, 2005) and the Second Fiscal Period (November 1, 2005 to April 30, 2006)

(Millions of yen unless otherwise stated)

Previous Forecast (June 20, 2005)	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
First Fiscal Period (May 6, 2005 to October 31, 2005)	215	2,709	—
Second Fiscal Period (November 1, 2005 to April 30, 2006)	935	11,780	—
Revised Forecast	Net Income	Distribution per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
First Fiscal Period (May 6, 2005 to October 31, 2005)	215 – 219	2,709 – 2,759	—
Second Fiscal Period (November 1, 2005 to April 30, 2006)	935 – 944	11,780 – 11,893	—

Note: This press release provides information regarding the Investment Corporation's operating forecasts for the fiscal periods ending October 31, 2005 and April 30, 2006, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's Prospectus and Notice of Amendments thereto and to undertake investment decision subject to individual determination.



In accordance with item 1 (2) preceding and the determination of an indicative pricing range, the Investment Corporation also revises certain sections in "Preconditions and Assumptions for the Fiscal Periods Ending October 31, 2005 and April 30, 2006" disclosed on June 20, 2005. In non-operating expenses, the Investment Corporation has revised its assumptions for public listing and related expenses in the first fiscal period from approximately ¥226 million to ¥226 – 228 million. Interest payable of approximately ¥63 million is revised to a range between ¥58 – 63 million for the first fiscal period, and from approximately ¥118 million to ¥108 – 118 million for the second fiscal period. Forecast debt financing from qualified institutional investors is revised from approximately ¥24,450 million (All funds procured from the additional issue of new investment units through third-party allotment in line with a secondary offering (over-allotment) to be used to repay debt financing leaving a balance after repayment of approximately ¥22,348 million) to ¥23,000 – 24,450 million (All funds procured from the additional issue of new investment units through third-party allotment in line with a secondary offering (over-allotment) to be used to repay debt financing leaving a balance after repayment of between ¥20,783 – ¥22,348 million) for the first fiscal period. In the second fiscal period, a debt financing balance of ¥21,683 million is revised to ¥20,118 – 21,683 million after repayment of approximately ¥665 million. As a result, forecast net income and distributions per unit are revised as shown in the preceding tables.

[Reference]
Forecast number of investment units issued and outstanding as of October 31, 2005: 79,370 Units (No changed)
Forecast number of investment units issued and outstanding as of April 30, 2006: 79,370 Units (No changed)

Notes:

1. Forecast figures are calculated based on preconditions and assumptions for the fiscal periods ending October 31, 2005 and April 30, 2006 as of the date of this release. Readers are advised that actual operating revenues, net income and distributions per unit may differ significantly from forecasts due to a variety of factors including future purchase and sale of properties, changes in the operating environment and real estate markets. Accordingly, the Investment Corporation does not guarantee payment of the forecast distributions per unit.
2. In the event significant changes to the aforementioned forecasts are anticipated, the Investment Corporation may revise forecasts.
3. The Investment Corporation's first and second fiscal periods are May 6, 2005 to October 31, 2005, and November 1, 2005 to April 30, 2006, respectively. Subsequent fiscal periods will cover the periods from May 1 to October 31 and from November 1 to April 30, annually.
4. The Investment Corporation is scheduled to acquire trust beneficiary interests in 29 properties.
5. Public listing of the Investment Corporation is scheduled for July 21, 2005.
6. Figures are rounded down.



Translation Purpose Only

July 11, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Pricing for the Issue of New Investment Units and Secondary Offering

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that at the Board of Directors Meeting on July 11, 2005, it had determined the issue price for the issue of new investment units and secondary offering. The decision to issue new investment units and conduct a secondary offering was first determined at the Board of Directors Meeting held on June 20, 2005. Details are provided as follows.

1. Primary Offering for the Additional Issue of New Investment Units

(1)	Total number of units to be issued	75,000 units
(2)	Offer price	¥580,000 per unit
(3)	Gross proceeds	¥43,500,000,000
(4)	Issue price	¥558,250 per unit
(5)	Gross proceeds	¥41,868,750,000
(6)	Application period	July 12, 2005 (Tuesday) to July 15, 2005 (Friday)

2. Secondary Offering (Over-Allotment)

(1)	Total number of units to be issued	3,970 units
(2)	Offer price	¥580,000 per unit
(3)	Gross proceeds	¥2,302,600,000
(4)	Application period	July 12, 2005 (Tuesday) to July 15, 2005 (Friday)

3. Third-Party Allotment

(1)	Total number of units to be issued	3,970 units
(2)	Issue price	¥558,250 per unit
(3)	Gross proceeds	¥2,216,252,500
(4)	Application period	August 16, 2005 (Tuesday)
(5)	Payment date	August 16, 2005 (Tuesday)
(6)	Third party and number of units	UBS Securities Japan Ltd. (3,970 units)

Note: This press release provides information regarding Kenedix Realty Investment Corporation's decision to issue new investment units and to conduct a secondary offering, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's offering circular and notice of amendments thereto and to undertake investment decisions subject to individual determination and responsibility.



to be issued to the third party

Note: Investment units that the third party fails to apply for shall be forfeited.

4. Basis for Calculating the Offer Price and Issue Price

To determine the offer price for the primary offering and the offer price of secondary offering, the Investment Corporation established an indicative pricing range of more than ¥550,000 per unit and less than ¥580,000 per unit. Based on this indicative pricing range, the Investment Corporation implemented book-building procedures primarily for institutional Investors.

The results of book building were characterized as follows:

1. Total demand for investment units exceeded the proposed total number of investment units to be issued under primary and secondary offerings.
2. Large numbers of applications were filed.
3. A considerable number of applications were filed at the maximum price of the indicative pricing range.

Accordingly, after comprehensive deliberation, the offer price for the primary offering and the offer price for secondary offering (over-allotment) were set at ¥580,000 per unit, which are expected to generate demand in excess of the total number of investment units to be issued. Furthermore, after giving due consideration to market conditions, including trends in the real estate investment trust market and risks associated with price fluctuation for the period leading up to public listing, the Investment Corporation anticipates that there will be more than the required number of investors by the time of public listing.

In addition, the issue price for the primary offering was set at ¥558,250 per unit.

Furthermore, in line with the offer prices determined for the primary and secondary offerings, the Investment Corporation set the third-party allotment issue price at ¥558,250 per unit.


KENEDIX

Translation Purpose Only

July 11, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Approval of Real Estate Investment Trust Listing
on the Tokyo Stock Exchange

Following detailed preparation toward public listing, Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that it had received approval to list as a Real Estate Investment Trust on the Tokyo Stock Exchange.

The Investment Corporation was established in accordance with the provisions of the Law Concerning Investment Trusts and Investment Corporations with the aim of investing in and managing specified real estate assets. The Investment Corporation has appointed Kenedix REIT Management, Inc. ("the Asset Management Company") as its asset manager pursuant to the fundamental asset management policy outlined in its Articles of Incorporation.

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environmental and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size. In specific terms, the Investment Corporation targets an investment portfolio comprised of office buildings of a specified size, residential properties and urban-type retail facilities. By geographic location, more than 50% of the portfolio is targeted to comprise office buildings located in the Tokyo Metropolitan area, with residential properties in areas with a high potential for population growth, and urban-type retail facilities located in highly populated flourishing districts. With the aim of securing stable earnings, sustainable investment asset growth and maximum cash distributions to investors, the Investment Corporation has appointed Kenedix REIT Management, Inc. as its asset management company. The vision and human resources of Kenedix, Inc., its major shareholder, further support the Asset Management Company.

Following the aforementioned approval of public listing, the Investment Corporation will procure funds through the issue of new investment units and debt financing. With these funds, the Investment Corporation intends to acquire trust beneficiary interests in 29 properties at a total acquisition price of approximately ¥61 billion (the total of acquisition prices of respective sales agreements excluding taxes).



Translation Purpose Only

July 11, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL: +81-3-5288-7629

Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its revised operating forecasts for the first fiscal period (May 6, 2005 to October 31, 2005) and the second fiscal period (November 1, 2005 to April 30, 2006), which were initially announced on June 20, 2005 and later revised on July 1, 2005.

1. Reasons for Revision

The Investment Corporation has decided to revise operating forecasts for the first fiscal period ending October 31, 2005 and the second fiscal period ending April 30, 2006 in line with its determination today of pricing for the additional issue of new investment units.

(1) Revised operating forecasts as of July 1, 2005 were based on an indicative pricing range between ¥550,000 and ¥580,000 for the issue of additional new investment units.
(2) The price for the issue of additional new investment units has been determined at ¥580,000.

2. Revised Forecasts for the First Fiscal Period (May 6, 2005 to October 31, 2005) and the Second Fiscal Period (November 1, 2005 to April 30, 2006)

(Millions of yen unless otherwise stated)

Previous Forecast (July 1, 2005)	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
First Fiscal Period (May 6, 2005 to October 31, 2005)	215 – 219	2,709 – 2,759	—
Second Fiscal Period (November 1, 2005 to April 30, 2006)	935 – 944	11,780 – 11,893	—
Revised Forecast	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
First Fiscal Period (May 6, 2005 to October 31, 2005)	219	2,759	—
Second Period Ending (November 1, 2005 to April 30, 2006)	944	11,893	—

Note: This press release provides information regarding the Investment Corporation's operating forecasts for the fiscal periods ending October 31, 2005 and April 30, 2006, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's Prospectus and Notice of Amendments thereto and to undertake investment decision subject to individual determination.



In accordance with item 1 (2) preceding, and the determination of the price for the additional issue of new investment units and secondary offering, the Investment Corporation also revises certain sections in "Preconditions and Assumptions for the Fiscal Periods Ending October 31, 2005 and April 30, 2006" disclosed on June 20, 2005 and later revised on July 1, 2005. In non-operating expenses, the Investment Corporation has revised its assumptions for public listing and related expenses in the first fiscal period from a range between ¥226 – ¥228 million to approximately ¥228 million. Interest payable of ¥58 – ¥63 million for the first fiscal period to approximately ¥63 million, and from ¥108 – ¥118 million to approximately ¥118 million for the second fiscal period. Forecast debt financing from qualified institutional investors is revised from ¥23,000 – ¥24,450 million (All funds procured from the additional issue of new investment units through third-party allotment in line with a secondary offering (over-allotment) to be used to repay debt financing leaving a balance after repayment of between ¥20,783 – ¥22,348 million) to approximately ¥23,000 million (All funds procured from the additional issue of new investment units through third-party allotment in line with a secondary offering (over-allotment) to be used to repay debt financing leaving a balance after repayment of ¥20,783 million) for the first fiscal period. In the second fiscal period, a debt financing balance of between ¥20,118 – 21,683 million is revised to approximately ¥20,118 million after repayment of approximately ¥665 million. As a result, forecast net income and distributions per unit are revised as shown in the preceding tables.

[Reference]
Forecast number of investment units issued and outstanding as of October 31, 2005: 79,370 Units (No changed)
Forecast number of investment units issued and outstanding as of April 30, 2006: 79,370 Units (No changed)

Notes:
1. Forecast figures are calculated based on preconditions and assumptions for the fiscal periods ending October 31, 2005 and April 30, 2006 as of the date of this release. Readers are advised that actual operating revenues, net income and distributions per unit may differ significantly from forecasts due to a variety of factors including future purchase and sale of properties, changes in the operating environment and real estate markets. Accordingly, the Investment Corporation does not guarantee payment of the forecast distributions per unit.
2. In the event significant changes to the aforementioned forecasts are anticipated, the Investment Corporation may revise forecasts.
3. The Investment Corporation's first and second fiscal periods are May 6, 2005 to October 31, 2005, and November 1, 2005 to April 30, 2006, respectively. Subsequent fiscal periods will cover the periods from May 1 to October 31 and from November 1 to April 30, annually.
4. The Investment Corporation is scheduled to acquire trust beneficiary interests in 29 properties.
5. Public listing of the Investment Corporation is scheduled for July 21, 2005.
6. Figures are rounded down.

8


KENEDIX

Translation Purpose Only

July 21, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Public Listing
of Kenedix Realty Investment Corporation

Kenedix Realty Investment Corporation ("the Investment Corporation") was today listed as a Real Estate Investment Trust on the Tokyo Stock Exchange.

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environmental and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size. In specific terms, the Investment Corporation targets an investment portfolio comprised of office buildings of specified size, residential properties and urban-type retail facilities. By geographic location, more than 50% of the portfolio is targeted to comprise office buildings located in the Tokyo Metropolitan area, with residential properties in areas with a high potential for population growth and urban-type retail facilities located in highly populated flourishing districts.

The Investment Corporation has appointed Kenedix REIT Management, Inc. ("the Asset Management Company") as its asset management company. The Asset Management Company is guided by the vision of Kenedix, Inc., a company specializing in investment management, and accordingly strives to provide investor-oriented management services.

With the aim of ensuring continuous and stable investment portfolio growth and a steady flow of acquisition opportunities, the Investment Corporation will utilize the proprietary network of the Asset Management Company. At the same time, the Investment Corporation will also pursue collaboration with Kenedix, Inc. and Kenedix Advisors Co., Ltd. in the following three areas: (1) establishing a property acquisition support line; (2) promoting property acquisition by utilizing Kenedix' warehousing function, and; (3) developing a system and structure to utilize property management services that will facilitate the establishment of a multi-pipeline property acquisition support system.

In its efforts to acquire and manage investment properties, and to procure funds, the Investment Corporation will receive the aforementioned support from Kenedix, Inc. and Kenedix Advisors Co. Ltd., while utilizing the diverse experience and specialist knowledge in real estate and finance markets of the Asset Management Company's executive and staff. Through these means, the Investment Corporation will secure stable profits and continuous investment asset growth with the aim of maximizing unitholder returns and value.



Translation Purpose Only

July 21, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL: +81-3-5288-7629

Notice Concerning Operating Forecasts
for the Fiscal Periods Ending October 31, 2005 and April 30, 2006

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its operating forecasts for the first fiscal period (May 6, 2005 to October 31, 2005) and the second fiscal period (November 1, 2005 to April 30, 2006).

(Millions of yen unless otherwise stated)

	Operating Revenues	Net Income	Distribution per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
First Fiscal Period (May 6, 2005 to October 31, 2005	1,072	219	2,759	—
Second Fiscal Period (November 1, 2005 to April 30, 2006)	2,161	944	11,893	—

[Reference]
Forecast number of investment units issued and outstanding as of October 31, 2005: 79,370 units
Forecast net income per unit as of October 31, 2005: 2,759 yen
Forecast number of investment units issued and outstanding as of April 30, 2006: 79,370 units
Forecast net income per unit as of April 30, 2006: 11,893 yen

Note: Forecast number of investment units issued and outstanding as of the end of the fiscal period is calculated based on the preconditions and assumptions stated in Preconditions and Assumptions for the Fiscal Periods Ending October 31, 2005 and April 30, 2006, "Investment Units Issued and Outstanding" (separate document attached).

Explanatory Notes:

1. Forecast figures are unchanged from the July 11, 2005 press release, "Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006."
2. Forecast figures are calculated based on Preconditions and Assumptions for the Fiscal Periods Ending October 31, 2005 and April 30, 2006 (separate document attached), as of the date of this release. Readers are advised that actual operating revenues, net income and distribution per unit may differ significantly from forecasts due to a variety of reasons including the future purchase and sale of properties and changes in the Investment Corporation's operating environment including the real estate market. Accordingly, the Investment Corporation



does not guarantee payment of the forecast distribution per unit.

3. In the event significant changes to the aforementioned forecasts are anticipated, the Investment Corporation may revise forecasts.
4. The Investment Corporation's first and second fiscal periods are May 6, 2005 to October 31, 2005, and November 1, 2005 to April 30, 2006, respectively. Subsequent fiscal periods will cover the periods from May 1 to October 31 and from November 1 to April 30, annually.
5. Figures are rounded down.

KENEDIX

Attachment

Preconditions and Assumptions
for the Fiscal Periods Ending October 31, 2005 and April 30, 2006

	Preconditions and Assumptions
Property Portfolio	• The Investment Corporation intends to use the net proceeds from an additional offering of new investment units and the funds from debt financing to acquire trust beneficiary interest in 29 properties ("initial properties anticipated to be acquired"). • Forecasts are based on the assumption that the Investment Corporation will complete acquisition of all the initial properties anticipated to be acquired as of August 1, 2005, and all the properties will remain unchanged (no new properties will be acquired and no existing properties will be sold) up to and including the end of the second fiscal period. In addition, the first fiscal period reflects operations for 92 days. • The property portfolio may change due to a variety of factors.
Operating Revenues	• Rental revenues from the current properties held as of July 21, 2005 are estimated based on lease agreements of the initial properties anticipated to be acquired as of May 20, 2005, and a variety of factors including each property's competitive standing and market and other conditions.
Operating Expenses	• Property expenses other than depreciation are based on documentation supplied by existing owners of the initial properties anticipated to be acquired and adjusted to reflect the variable nature of expenses using historic performance prices as a standard. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. The amount of ¥114 million has been estimated for property tax and city planning tax for the initial properties anticipated to be acquired. • Repairs, maintenance and renovation expenses are estimated based on Kenedix REIT Management Inc.'s ("the Asset Management Company") budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the first and second fiscal periods, approximate amounts of ¥179 million and ¥358 million, respectively, have been estimated for depreciation expense.
Non-operating Expenses	• A temporary expense of approximately ¥228 million is estimated for the Investment Corporation's public listing and public offering of new investment units. • Amounts for interest payable of ¥58 million and ¥108 million have been forecasted for the first and second fiscal periods, respectively.

	Preconditions and Assumptions
Debt Financing	• The Investment Corporation will undertake debt financing of approximately ¥23,000 million from qualified institutions, determined in accordance with Article 2, Paragraph 3, Item 1 of the Securities and Exchange Law. Net proceeds procured by an over-allotment option are estimated based on the assumption that they will be allocated for the debt financing repayment. The Investment Corporation will maintain debt financing of ¥20,783 million after this repayment. In addition, the Investment Corporation plans to make a repayment of approximately ¥665 million in the second fiscal period (ending April 30, 2006), The Investment Corporation will maintain debt financing of ¥20,118 million after this repayment.
Investment Units Issued and Outstanding	• In addition to 400 units issued and outstanding as of June 20, 2005, the Investment Corporation has decided to issue additional investment units comprising a primary offering of 75,400 units, issued and outstanding as of July 20, 2005, and a secondary offering of 3,970 units following a resolution by the Board of Directors at a meeting held on June 20, 2005. Forecasts are based on the assumption that the primary offering will be fully subscribed and an over-allotment option will be fully exercised. Furthermore, forecasts are based on the assumption that the number of investment units issued and outstanding thereafter shall remain unchanged through the end of the second fiscal period (ending April 30, 2006).
Distribution per Unit	• Distributions per unit are calculated in accordance with the distribution policy outlined in the Investment Corporation's Articles of Incorporation. • Actual distribution per unit may differ significantly from forecast figures due to a variety of reasons including movements in investment assets, rental revenues impacted by tenant movements or the incidence of major unforeseen renovation expenses.
Distribution in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revision to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends or in real estate or other markets.

10



Translation Purpose Only

RECEIVED
2005 JUL 27 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 27, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on July 27, 2005, to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to support the acquisition of trust beneficiary interests in real estates (29 properties) and payment of associated costs.

2. Details of Debt Financing

(1) Amount and Lender

①Term Loan A

Amount: ¥4,000 million

Lender: UFJ Trust and Banking Corporation, Aozora Bank, Ltd., The Bank of Tokyo-Mitsubishi, Ltd., Resona Bank, Ltd.

②Term Loan B

Amount: ¥9,500 million

Lender: Sumitomo Mitsui Banking Corporation, The Chuo Mitsui Trust and Banking Co,, Limited, UFJ Trust and Banking Corporation, The Norinchukin Bank, Mitsubishi Trust and Banking Corporation, The Bank of Tokyo-Mitsubishi, Ltd., Resona Bank, Ltd., The Chiba Bank, Ltd.

③Term Loan C

Amount: ¥9,500 million

Lender: Sumitomo Mitsui Banking Corporation, The Chuo Mitsui Trust and Banking Co., Limited, UFJ Trust and Banking Corporation, The Resona Bank, Ltd.

(2)Details of Debt Financing

	Term Loan A	Term Loan B	Term Loan C
Interest Rate*	3month yen TIBOR+ 0.300%	3month yen TIBOR+ 0.450%	3month yen TIBOR+ 0.565%
Debt Financing Method	Floating rate of interest Unsecured / Unguaranteed	Floating rate of interest Unsecured / Unguaranteed	Floating rate of interest Unsecured / Unguaranteed
Drawdown Date	August 1, 2005	August 1, 2005	August 1, 2005
Repayment Method	Principal repayment in full on maturity	Principal repayment in full on maturity	Principal repayment in full on maturity
Repayment Date	July 31, 2006	July 31, 2008	July 31, 2010

*The interest rate for August 1, 2005 to October 31, 2005 will be determined on July 28, 2005.


KENEDIX

3. Details of Debt Financing

Debt financing shall be used to support the acquisition of trust beneficiary interests in real estate (29 properties) scheduled for acquisition which is identified in the Investment Corporation's Prospectus for the Issue of New Investment Units and Secondary Offering (June 2005) and partial payment of associated acquisition costs.

11



Translation Purpose Only

July 28, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing
(Interest Rate Determination and Interest-Rate Swap Agreement)

Further to its decision to undertake debt financing disclosed in a press release dated July 27, 2005, Kenedix Realty Investment Corporation ("the Investment Corporation") today announced details of applicable interest rates (Item 1 below). At the same time, the Investment Corporation announced details of its decision to execute interest-rate swap agreements (Item 2 below).

1. Interest Rate

Interest period: August 1, 2005 to October 31, 2005 (Drawdown date: August 1, 2005)

	Term Loan A	Term Loan B	Term Loan C
Interest rate	0.390% p.a.	0.540% p.a.	0.655% p.a.

Interest rates after November 1, 2005 shall be disclosed as and when determined.

2. Interest-Rate Swap Agreement

(1) Purpose

Debt financing (Term Loan B (¥9,500 million) and Term Loan C (¥9,500 million)) shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute interest-rate swap agreements as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

- Interest-rate swap agreement applicable to Term Loan B

Counterparties (Note)	Sumitomo Mitsui Banking Corporation, The Chuo Mitsui Trust & Banking Co., Ltd.
Notional Amount	¥9,500 million
Interest Rate	Pay a fixed rate of interest of 0.86875% Receive a floating rate of interest: three-month yen TIBOR + 0.450%
Commencement Date	August 1, 2005
Termination Date	July 31, 2008
Interest Payment Date	The last day of January, April July and October for both fixed interest payable and floating interest receivable



- Interest-rate swap agreement applicable to Term Loan C

Counterparties (Note)	Sumitomo Mitsui Banking Corporation, The Chuo Mitsui Trust & Banking Co., Ltd.
Notional Amount	¥9,500 million
Interest Rate	Pay a fixed rate of interest of 1.2875% Receive a floating rate of interest: three-month yen TIBOR + 0.565%
Commencement Date	August 1, 2005
Termination Date	July 31, 2010
Interest Payment Date	The last day of January, April, July and October for both fixed interest payable and floating interest receivable

Note: The Investment Corporation shall execute an interest rate exchange transaction agreement with Sumitomo Mitsui Banking Corporation and a reciprocal payment agreement with The Chuo Mitsui Trust & Banking Co., Ltd. The notional amount for each agreement shall be ¥4,7500 million.



Translation Purpose Only

August 1, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Properties

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that it has completed settlement for the acquisition of 29 properties. Details are provided as follows.

1. Reason for Acquisition

The Investment Corporation has commenced asset management activities in accordance with investment policies outlined in its Articles of Incorporation. Details of the 29 properties were disclosed in the Investment Corporation's Prospectus for the Issue of New Investment Units and Secondary Offering in June 2005.

2. Outline of the Acquisition

(1) Type and Number of Acquisition:
Trust beneficiary interest in real estate Total of 29 properties

(2) Property Name and Seller

Property No.	Property Name	Seller
A-1	Nihonbashi 313 Building	T.Smith Capital Y.K.
A-2	Sogo Hirakawacho Building	T.Smith Capital Y.K.
A-3	Higashi-Kayabacho Yuraku Building	Y.K. KWO Third
A-4	Noir Hatchobori	T.Smith Capital Y.K.
A-5	K&Y Building (Southern Plaza)	Y.K. KDX1
A-6	Harajuku F.F. Building	Y.K. KW Office
A-7	FIK Minami Aoyama	Y.K. KW Office
A-8	Kanda Kihara Building	Y.K. KDX1
A-9	NNK Building	Y.K. KW Office
A-10	Koishikawa Yoshida Building	Y.K. KWO Third
A-11	Hakata-Ekimae Dai-2 Building	Y.K. KWO Third
B-1	Storia Sirokane	Y.K. KW Office

B-2	Tre di Casa Minami Aoyama	Y.K. KWO Third
B-3	Court Mejiro	Y.K. KW Residence
B-4	Apartments Motoazabu	Y.K. KWR Third
B-5	Apartments Wakamatsu-Kawada	Y.K. KWR Third
B-6	Court Nihonbashi-Hakozaki	Y.K. KWR Third
B-7	Side Denenchofu	Y.K. KW Residence
B-8	S-court Yokohama-Kannai II	Y.K. KW Residence
B-9	Court Motoasakusa	Y.K. KWR Third
B-10	Storia Todoroki	Y.K. KW Residence
B-11	Bloom Omotesando	Y.K. KWR Third
B-12	Clair Court Rokakouen	Y.K. KW Residence
B-13	Human Heim Okachimachi	Y.K. KWR Third
B-14	Court Shinbashi	Y.K. KW Residence
B-15	Court Suitengu	Y.K. KW Residence
B-16	Abreast Hara	Y.K. KWR Third
B-17	Abreast Hirabari	Y.K. KWR Third
C-1	Jinnan-zaka Frame	Y.K. Callisto Investment

(3) Seller's Profile

Company Name	T.Smith Capital Y.K.
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Ryutaro Uchiyama
Capital	¥3 million
Business Activities	Acquire, manage, and dispose of trust beneficiary interests in real estate
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Management Company

Company Name	Y.K. KWO Third
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Naoto Kasuya
Capital	¥3 million
Business Activities	Acquire, manage, and dispose of trust beneficiary interests in real estate
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Management Company

Company Name	Y.K. KDX1
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Business Activities	Acquire, manage, and dispose of trust beneficiary interests in real estate
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Management Company

Company Name	Y.K. KW Office
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Naoto Kasuya
Capital	¥3 million
Business Activities	Acquire, manage, and dispose of trust beneficiary interests in real estate
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Management Company

Company Name	Y.K. KW Residence
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Naoto Kasuya
Capital	¥3 million
Business Activities	Acquire, manage, and dispose of trust beneficiary interests in real estate
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Management Company

Company Name	Y.K. KWR Third
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Naoto Kasuya
Capital	¥3 million
Business Activities	Acquire, manage, and dispose of trust beneficiary interests in real estate
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Management Company

Company Name	Y.K. Callisto Investment
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Business Activities	Acquire, manage, and dispose of trust beneficiary interests in real estate
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Management Company

(4) Acquisition Price

Total of 29 properties: ¥61,083,000,000

(5) Date of Acquisition

August 1, 2005

Properties A-1, A-2 and A-4: Settlement effected in accordance with conditions outlined in the Amended Trust Beneficiary Interest Purchase Agreement, dated June 8, 2005.

26 properties other than the

aforementioned properties: Settlement effected in accordance with conditions outlined in the Trust Beneficiary Interest Purchase Agreement, dated June 6, 2005.

(6) Remarks

The aforementioned acquisitions of trust beneficiary interests are classified as related-party transactions. For further details of asset acquisitions and transactions with related parties, please refer to the press release "Notice Concerning Third-Party Transaction" dated August 1, 2005.

3. Details of Acquisition Assets

The details of acquisition assets are provided as follows.

(1) A-1 Nihonbashi 313 Building

Propety Name		Nihonbashi 313 Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		3-13-5 Nihonbashi, Chuo-ku, Tokyo
Usage		Office
Type of Structure		Flat-roofed, steel reinforced concrete structure; two underground and nine above-ground floors
Site Area	Land	1,047.72 m^2
	Building	8,613.09 m^2
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		April 16, 1974 The building was constructed prior to the implementation of new earthquake-resistance standards. However, In a report prepared by Nihon Sekkei, Inc., the building was confirmed as being in compliance with new earthquake-resistance standards.
Probable Maximum Loss (Note 2)		17.36%
Acquisition Price		¥5,940,000,000
Appraisal	Appraisal Value	¥5,960,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Reference	Value Calculated Using the Direct Capitalization Method: ¥6,020,000,000 (Overall Capitalization Rate (NCF): 5.1%) Value Calculated Using the Discounted Cash Flow Method: ¥5,900,000,000 (Discount Rate: 5.0%, Terminal Capitalization Rate: 5.3%) Value Calculated Using the Cost Method: Land 86.9%, Building 13.1%

Existence of Secured Interests after Acquisition	None

(2) A-2 Sogo Hirakawacho Building

Property Name		Sogo Hirakawacho Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		1-4-12 Hirakawacho, Chiyoda-ku, Tokyo
Usage		Office, Retail Shops, Residential
Type of Structure		Flat-roofed, steel reinforced concrete structure; three underground and ten above-ground floors
Site Area	Land	1,013.85 m²
	Building	8,002.97 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		March 17, 1988
Probable Maximum Loss (Note 2)		8.02%
Acquisition Price		¥5,180,000,000
Appraisal	Appraisal Value	¥5,180,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Reference	Value Calculated Using the Direct Capitalization Method: ¥5,260,000,000 (Overall Capitalization Rate (NCF): 4.9%) Value Calculated Using the Discounted Cash Flow Method: ¥5,100,000,000 (Discount Rate: 4.8%, Terminal Capitalization Rate: 5.1%) Value Calculated Using the Cost Method: Land 70.3%, Building 29.7%
Existence of Secured Interests after Acquisition		None

(3) A-3 Higashi-Kayabacho Yuraku Building

Property Name	Higashi-Kayabacho Yuraku Building
Type of Specified Asset	Trust beneficiary interest in real estate
Trustee	Mizuho Trust Co., Ltd.
Trust Due Date (Note 1)	August 1, 2015
Location (Address)	1-17-25 Shinkawa, Chuo-ku, Tokyo
Usage	Office
Type of Structure	Flat-roofed, steel reinforced concrete structure; one underground and nine above-ground floors

Site Area	Land	773.43 ㎡
	Building	5,916.48 ㎡
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		January 7, 1987
Probable Maximum Loss (Note 2)		7.88%
Acquisition Price		¥4,450,000,000
Appraisal	Appraisal Value	¥4,450,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥4,470,000,000 (Overall Capitalization Rate (NCF): 5.5%) Value Calculated Using the Discounted Cash Flow Method: ¥4,420,000,000 (Discount Rate: 5.2%, Terminal Capitalization Rate: 5.8%) Value Calculated Using the Cost Method: Land 64.99%, Building 35.01%
Existence of Secured Interests after Acquisition		None

(4) A-4 Noir Hatchobori

Property Name		Noir Hatchobori
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		4-5-8 Hatchobori, Chuo-ku, Tokyo
Usage		Office
Type of Structure		Flat-roofed, steel reinforced concrete structure, steel-reinforced; one underground and eight above-ground floors
Site Area	Land	992.20 ㎡
	Building	4,800.43 ㎡
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		June 30, 1993
Probable Maximum Loss (Note 2)		5.21%
Acquisition Price		¥3,680,000,000
Appraisal	Appraisal Value	¥3,680,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Daiwa Real Estate Appraisal Corporation

	Reference	Value Calculated Using the Direct Capitalization Method: ¥3,730,000,000 (Overall Capitalization Rate (NCF): 5.0%) Value Calculated Using the Discounted Cash Flow Method: ¥3,620,000,000 (Discount Rate: 4.9%, Terminal Capitalization Rate: 5.2%) Value Calculated Using the Cost Method: Land 61.0%, Building 39.0%
Existence of Secured Interests after Acquisition		None

(5) A-5 K&Y Building (Southern Plaza)

Property Name		K&Y Building (Southern Plaza)
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust Co., Ltd.
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		3-30-4 Honcho, Nakano-ku, Tokyo
Usage		Office, Retail Shops, Residential, Parking, Storage The building is owned entirely by the trustee under compartmentalized ownership. Compartmentalized ownership is registered under varying usage.
Type of Structure		Flat-roofed, steel reinforced concrete structure; one underground and eleven above-ground floors
Site Area	Land	1,235.16 m²
	Building	6,399.42 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Compartmentalized ownership (100%)
Completion Date		August 27, 1992
Probable Maximum Loss (Note 2)		5.05%
Acquisition Price		¥2,533,000,000
Appraisal	Appraisal Value	¥2,550,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Reference	Value Calculated Using the Direct Capitalization Method: ¥2,580,000,000 (Overall Capitalization Rate (NCF): 5.2%) Value Calculated Using the Discounted Cash Flow Method: ¥2,510,000,000 (Discount Rate: 5.1%, Terminal Capitalization Rate: 5.4%) Value Calculated Using the Cost Method: Land 61.5%, Building 38.5%
Existence of Secured Interests after		None

Acquisition	

(6) A-6 Harajuku F.F. Building

Property Name		Harajuku F.F. Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		3-38-12 Sendagaya, Shibuya-ku, Tokyo
Usage		Retail Shops, Office, Parking
Type of Structure		Flat-roofed, steel reinforced concrete structure; eleven above-ground floors
Site Area	Land	699.67 m²
	Building	3,812.44 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		November 21, 1985
Probable Maximum Loss (Note 2)		13.02%
Acquisition Price		¥2,450,000,000
Appraisal	Appraisal Value	¥2,450,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Reference	Value Calculated Using the Direct Capitalization Method: ¥2,450,000,000 (Overall Capitalization Rate (NCF): 5.7%) Value Calculated Using the Discounted Cash Flow Method: ¥2,450,000,000 (Discount Rate: 5.9%, Terminal Capitalization Rate: 6.0%) Value Calculated Using the Cost Method: Land 79.37%, Building 20.63%
Existence of Secured Interests after Acquisition		None

(7) A-7 FIK Minami Aoyama

Property Name		FIK Minami Aoyama
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		5-13-3 Minami Aoyama, Minato-ku, Tokyo
Usage		Office, Retail Shops, Residential
Type of Structure		Flat-roofed, steel reinforced concrete structure; one underground and nine above-ground floors
Site Area	Land	369.47 m²
	Building	1,893.64 m²

Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		November 21, 1988
Probable Maximum Loss (Note 2)		6.37%
Acquisition Price		¥2,270,000,000
Appraisal	Appraisal Value	¥2,270,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Reference	Value Calculated Using the Direct Capitalization Method: ¥2,370,000,000 (Overall Capitalization Rate (NCF): 5.4%) Value Calculated Using the Discounted Cash Flow Method: ¥2,220,000,000 (Discount Rate: 5.7%, Terminal Capitalization Rate: 5.7%) Value Calculated Using the Cost Method: Land 81.02%, Building 18.98%
Existence of Secured Interests after Acquisition		None

(8) A-8 Kanda Kihara Building

Property Name		Kanda Kihara Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Sumitomo Trust & Banking Co., Ltd.
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		3-5-8 Kanda-Kajicho, Chiyoda-ku, Tokyo The residential address of the Property is yet to be determined. Accordingly, the registered building address has been identified (a single address for multiple properties).
Usage		Office
Type of Structure		Flat-roofed, steel reinforced concrete structure, steel-reinforced, steel structure; one underground and eight above-ground floors
Site Area	Land	410.18 m²
	Building	2,393.94 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		May 17, 1993
Probable Maximum Loss (Note 2)		14.28%
Acquisition Price		¥1,950,000,000
Appraisal	Appraisal Value	¥1,950000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Daiwa Real Estate Appraisal Corporation

	Reference	Value Calculated Using the Direct Capitalization Method: ¥1,990,000,000 (Overall Capitalization Rate (NCF): 5.0%) Value Calculated Using the Discounted Cash Flow Method: ¥1,910,000,000 (Discount Rate: 4.9%, Terminal Capitalization Rate: 5.2%) Value Calculated Using the Cost Method: Land 69.4%, Building 30.6%
Existence of Secured Interests after Acquisition		None

(9) A-9 NNK Building

Property Name		NNK Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		1-1-12 Shinjuku, Shinjuku-ku, Tokyo
Usage		Office, Retail Shops, Residential
Type of Structure		Flat-roofed, steel structre, steel reinforced concrete structure; nine above-ground floors
Site Area	Land	383.63 m²
	Building	2,594.88 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		June 30, 1992
Probable Maximum Loss (Note 2)		8.16%
Acquisition Price		¥1,610,000,000
Appraisal	Appraisal Value	¥1,610,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Reference	Value Calculated Using the Direct Capitalization Method: ¥1,640,000,000 (Overall Capitalization Rate (NCF): 5.7%) Value Calculated Using the Discounted Cash Flow Method: ¥1,590,000,000 (Discount Rate: 5.9%, Terminal Capitalization Rate: 6.0%) Value Calculated Using the Cost Method: Land 70.92%, Building 29.08%
Existence of Secured Interests after Acquisition		None

(10) A-10 Koishikawa Yoshida Building

<table>
<tr><td colspan="2">Property Name</td><td>Koishikawa Yoshida Building</td></tr>
<tr><td colspan="2">Type of Specified Asset</td><td>Trust beneficiary interest in real estate</td></tr>
<tr><td colspan="2">Trustee</td><td>UFJ Trust and Banking Corporation</td></tr>
<tr><td colspan="2">Trust Due Date (Note 1)</td><td>August 1, 2015</td></tr>
<tr><td colspan="2">Location (Address)</td><td>1-21-14 Koishikawa, Bunkyo-ku, Tokyo</td></tr>
<tr><td colspan="2">Usage</td><td>Retail Shops, Office</td></tr>
<tr><td colspan="2">Type of Structure</td><td>Flat-roofed, steel reinforced concrete structure; one underground and nine above-ground floors</td></tr>
<tr><td rowspan="2">Site Area</td><td>Land</td><td>404.89 m²</td></tr>
<tr><td>Building</td><td>1,866.58 m²</td></tr>
<tr><td rowspan="2">Type of Ownership</td><td>Land</td><td>Proprietary ownership (100%)</td></tr>
<tr><td>Building</td><td>Proprietary ownership (100%)</td></tr>
<tr><td colspan="2">Completion Date</td><td>October 5, 1992</td></tr>
<tr><td colspan="2">Probable Maximum Loss (Note 2)</td><td>11.47%</td></tr>
<tr><td colspan="2">Acquisition Price</td><td>¥704,000,000</td></tr>
<tr><td rowspan="4">Appraisal</td><td>Appraisal Value</td><td>¥704,000,000</td></tr>
<tr><td>Base Date for Appraisal</td><td>April 15, 2005</td></tr>
<tr><td>Appraiser</td><td>Japan Real Estate Institute</td></tr>
<tr><td>Reference</td><td>Value Calculated Using the Direct Capitalization Method:
¥718,000,000 (Overall Capitalization Rate (NCF): 5.8%)

Value Calculated Using the Discounted Cash Flow Method: ¥690,000,000 (Discount Rate: 5.6%, Terminal Capitalization Rate: 6.3%)

Value Calculated Using the Cost Method:
Land 53.89%, Building 46.11%</td></tr>
<tr><td colspan="2">Existence of Secured Interests after Acquisition</td><td>None</td></tr>
</table>

(11) A-11 Hakata-Ekimae Dai-2 Building

Property Name		Hakata-Ekimae Dai-2 Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		2-6-23 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka Prefecture
Usage		Office
Type of Structure		Flat-roofed, steel reinforced concrete structure; nine above-ground floors
Site Area	Land	866.00 ㎡
	Building	4,846.01 ㎡
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		September 11, 1984
Probable Maximum Loss (Note 2)		0.69%
Acquisition Price		¥1,430,000,000
Appraisal	Appraisal Value	¥1,430000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥1,440,000,000 (Overall Capitalization Rate (NCF): 6.7%) Value Calculated Using the Discounted Cash Flow Method: ¥1,420,000,000 (Discount Rate: 6.5%, Terminal Capitalization Rate: 7.0%) Value Calculated Using the Cost Method: Land 50.49%, Building 49.51%
Existence of Secured Interests after Acquisition		None

(12) B-1 Storia Sirokane

Property Name		Storia Sirokane
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		4-7-8 Shirokanedai, Minato-ku, Tokyo
Usage		Retail Shops, Residential
Type of Structure		Flat-roofed, steel-reinforced concrete structure, steel-reinforced; two underground and thirteen above-ground floors
Site Area	Land	1,197.13 ㎡

	Building	5,750.05 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		February 21, 2003
Probable Maximum Loss (Note 2)		7.77%
Acquisition Price		¥3,150,000,000
Appraisal	Appraisal Value	¥3,150,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Reference	Value Calculated Using the Direct Capitalization Method: ¥3,270,000,000 (Overall Capitalization Rate (NCF): 5.3%) Value Calculated Using the Discounted Cash Flow Method:¥3,100,000,000 (Discount Rate: 5.4%, Terminal Capitalization Rate: 5.8%) Value Calculated Using the Cost Method: Land 63.33%, Building 36.67%
Existence of Secured Interests after Acquisition		None

(13) B-2 Tre di Casa Minami Aoyama

Property Name		Tre di Casa Minami Aoyama
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		3-4-8 Minami Aoyama, Minato-ku, Tokyo
Usage		Residential complex, Retail Shops
Type of Structure		Flat-roofed, reinforced concrete structure; one underground and six above-ground floors
Site Area	Land	767.70 m²
	Building	1,986.44 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		February 26, 2004
Probable Maximum Loss (Note 2)		7.44%
Acquisition Price		¥2,460,000,000
Appraisal	Appraisal Value	¥2,460,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute

	Reference	Value Calculated Using the Direct Capitalization Method : ¥2,510,000,000 (Overall Capitalization Rate (NCF): 4.9%) Value Calculated Using the Discounted Cash Flow Method: ¥2,410,000,000 (Discount Rate: 4.7%, Terminal Capitalization Rate: 5.2%) Value Calculated Using the Cost Method: Land 75.36%, Building 24.64%
Existence of Secured Interests after Acquisition		None

(14) B-3 Court Mejiro

Property Name		Court Mejiro
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; one underground and three above-ground floors
Site Area	Land	1,581.91 m²
	Building	3,326.07 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		March 5, 1997
Probable Maximum Loss (Note 2)		5.74%
Acquisition Price		¥1,250,000,000
Appraisal	Appraisal Value	¥1,250,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Reference	Value Calculated Using the Direct Capitalization Method: ¥1,320,000,000 (Overall Capitalization Rate (NCF): 5.3%) Value Calculated Using the Discounted Cash Flow Method: ¥1,220,000,000 (Discount Rate: 5.3%,Terminal Capitalization Rate: 5.8%) Value Calculated Using the Cost Method: Land 60.83%, Building 39.17%
Existence of Secured Interests after Acquisition		None

(15) B-4 Apartments Motoazabu

Property Name		Apartments Motoazabu
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		2-1-19 Motoazabu, Minato-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; eleven above-ground floors
Site Area	Land	639.41 m²
	Building	1,685.14 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		January 14, 2004
Probable Maximum Loss (Note 2)		6.24%
Acquisition Price		¥1,210,000,000
Appraisal	Appraisal Value	¥1,210,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥1,220,000,000 (Overall Capitalization Rate (NCF): 5.0%) Value Calculated Using the Discounted Cash Flow Method: ¥1,190,000,000 (Discount Rate: 4.8%,Terminal Capitalization Rate: 5.3%) Value Calculated Using the Cost Method: Land 72.49%, Building 27.51%
Existence of Secured Interests after Acquisition		None

(16) B-5 Apartments Wakamatsu-Kawada

Property Name		Apartments Wakamatsu-Kawada
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		9-4 Yochomachi, Shinjuku-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; twelve above-ground floors
Site Area	Land	412.42 m²
	Building	1,858.51 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)

Completion Date		February 19, 2004
Probable Maximum Loss (Note 2)		7.56%
Acquisition Price		¥1,180,000,000
Appraisal	Appraisal Value	¥1,180,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥1,200,000,000 (Overall Capitalization Rate (NCF): 5.1%) Value Calculated Using the Discounted Cash Flow Method: ¥1,160,000,000 (Discount Rate: 4.9%, Terminal Capitalization Rate: 5.4%) Value Calculated Using the Cost Method: Land 50.18%, Building 49.82%
Existence of Secured Interests after Acquisition		None

(17) B-6 Court Nihonbashi-Hakozaki

Property Name		Court Nihonbashi-Hakozaki
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, steel reinforced concrete structure; twelve above-ground floors
Site Area	Land	260.85 m²
	Building	1,727.96 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		February 6, 2004
Probable Maximum Loss (Note 2)		13.44%
Acquisition Price		¥1,130,000,000
Appraisal	Appraisal Value	¥1,130,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute

	Reference	Value Calculated Using the Direct Capitalization Method: ¥1,150,000,000 (Overall Capitalization Rate (NCF): 5.3%) Value Calculated Using the Discounted Cash Flow Method: ¥1,100,000,000 (Discount Rate: 5.0%,Terminal Capitalization Rate: 5.8%) Value Calculated Using the Cost Method: Land 29.06%, Building 70.94%
Existence of Secured Interests after Acquisition		None

(18) B-7 Side Denenchofu

Property Name		Side Denenchofu
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust Co., Ltd.
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		40-14 Denenchofu Honcho, Ota-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; six above-ground floors
Site Area	Land	1,326.57 m²
	Building	2,433.52 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		February 17, 1997
Probable Maximum Loss (Note 2)		10.39%
Acquisition Price		¥1,110,000,000
Appraisal	Appraisal Value	¥1,110,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Reference	Value Calculated Using the Direct Capitalization Method: ¥1,160,000,000 (Overall Capitalization Rate (NCF): 5.4%) Value Calculated Using the Discounted Cash Flow Method: ¥1,090,000,000 (Discount Rate: 5.4%, Terminal Capitalization Rate: 5.9%) Value Calculated Using the Cost Method: Land 65.05%, Building 34.95%
Existence of Secured Interests after Acquisition		None

(19) B-8 S-court Yokohama-Kannai II

Property Name		S-court Yokohama-Kannai II
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa Prefecture The residential address of the Property is yet to be determined. Accordingly, the registered building address has been identified (a single address for multiple properties).
Usage		Residential
Type of Structure		Flat-roofed, reinforced concrete structure; eleven above-ground floors
Site Area	Land	366.83 m²
	Building	1,738.71 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		March 17, 2003
Probable Maximum Loss (Note 2)		19.45%
Acquisition Price		¥945,000,000
Appraisal	Appraisal Value	¥945,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Reference	Value Calculated Using the Direct Capitalization Method: ¥960,000,000 (Overall Capitalization Rate (NCF): 5.6%) Value Calculated Using the Discounted Cash Flow Method: ¥939,000,000 (Discount Rate: 5.3%, Terminal Capitalization Rate: 6.1%) Value Calculated Using the Cost Method: Land 24.87%, Building 75.13%
Existence of Secured Interests after Acquisition		None

(20) B-9 Court Motoasakusa

Property Name		Court Motoasakusa
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust Co., Ltd.
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		4-8-10 Motoasakusa, Taito-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, steel reinforced concrete structure; thirteen above-ground floors
Site Area	Land	201.24 m²

	Building	1,585.65 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		January 31, 2005
Probable Maximum Loss (Note 2)		9.90%
Acquisition Price		¥880,000,000
Appraisal	Appraisal Value	¥880,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥895,000,000 (Overall Capitalization Rate (NCF): 5.4%) Value Calculated Using the Discounted Cash Flow Method: ¥852,000,000 (Discount Rate: 5.1%,Terminal Capitalization Rate: 5.9%) Value Calculated Using the Cost Method Land 28.79%,Building 71.21%
Existence of Secured Interests after Acquisition		None

(21) B-10 Storia Todoroki

Property Name		Storia Todoroki
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		5-30-16 Todoroki, Setagaya-ku, Tokyo
Usage		Residential complex
Type of Structure		Shingled roof, steel-reinforced structure, aluminum thatching; one underground and three above-ground floors
Site Area	Land	999.98 m²
	Building	1,437.35 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Compartmentalized ownership (100%)
Completion Date		December 20, 2002
Probable Maximum Loss (Note 2)		5.40%
Acquisition Price		¥877,000,000
Appraisal	Appraisal Value	¥877,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.

	Reference	Value Calculated Using the Direct Capitalization Method: ¥920,000,000 (Overall Capitalization Rate (NCF): 5.2%) Value Calculated Using the Discounted Cash Flow Method: ¥858,000,000 (Discount Rate: 5.4%,Terminal Capitalization Rate: 5.7%) Value Calculated Using the Cost Method: Land 66.83%,Building 33.17%
Existence of Secured Interests after Acquisition		None

(2 2) B-11 Bloom Omotesando

Property Name		Bloom Omotesando
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		5-39-7 Jingumae, Shibuya-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; one underground and three above-ground floors
Site Area	Land	332.96 m²
	Building	699.14 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		March 14, 2003
Probable Maximum Loss (Note 2)		6.55%
Acquisition Price		¥875,000,000
Appraisal	Appraisal Value	¥875,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥901,000,000 (Overall Capitalization Rate (NCF): 5.0%) Value Calculated Using the Discounted Cash Flow Method: ¥848,000,000 (Discount Rate: 4.8%,Terminal Capitalization Rate: 5.3%) Value Calculated Using the Cost Method: Land 73.73%,Building 26.27%
Existence of Secured Interests after Acquisition		None

(2 3) B-12 Clair Court Rokakouen

Property Name		Clair Court Rokakouen
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		1-7-17 Kita-Karasuyama, Setagaya-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; three above-ground floors
Site Area	Land	1,749.87 m²
	Building	1,727.48 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		August 4, 1998
Probable Maximum Loss (Note 2)		8.18%
Acquisition Price		¥831,000,000
Appraisal	Appraisal Value	¥831,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Reference	Value Calculated Using the Direct Capitalization Method: ¥865,000,000 (Overall Capitalization Rate (NCF): 5.4%) Value Calculated Using the Discounted Cash Flow Method: ¥816,000,000 (Discount Rate: 5.5%,Terminal Capitalization Rate: 5.9%) Value Calculated Using the Cost Method: Land 68.82%,Building 31.18%
Existence of Secured Interests after Acquisition		None

(24) B-13 Human Heim Okachimachi

Property Name		Human Heim Okachimachi
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust Co., Ltd.
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		2-28-4 Taito, Taito-ku, Tokyo
Usage		Residential complex, Retail Shops
Type of Structure		Flat-roofed, steel reinforced concrete structure; fourteen above-ground floors
Site Area	Land	174.44 m²
	Building	1,444.25 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		December 7, 2004

KENEDIX

Probable Maximum Loss (Note 2)		12.19%
Acquisition Price		¥830,000,000
Appraisal	Appraisal Value	¥830,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥840,000,000 (Overall Capitalization Rate (NCF): 5.4%) Value Calculated Using the Discounted Cash Flow Method: ¥817,000,000 (Discount Rate: 5.1%, Terminal Capitalization Rate: 5.9%) Value Calculated Using the Cost Method: Land 43.37%,Building 56.63%
Existence of Secured Interests after Acquisition		None

(25) B-14 Court Shinbashi

Property Name		Court Shinbashi
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		5-33-7 Shinbashi, Minato-ku, Tokyo
Usage		Residential complex, Retail Shops
Type of Structure		Flat-roofed, reinforced concrete structure; six above-ground floors
Site Area	Land	303.58 m²
	Building	1,212.74 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		December 8, 1997
Probable Maximum Loss (Note 2)		9.32%
Acquisition Price		¥748,000,000
Appraisal	Appraisal Value	¥748,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.

	Reference	Value Calculated Using the Direct Capitalization Method: ¥772,000,000 (Overall Capitalization Rate (NCF): 5.2%) Value Calculated Using the Discounted Cash Flow Method: ¥738,000,000 (Discount Rate: 5.6 % *,5.3%,Terminal Capitalization Rate: 5.7%) Value Calculated Using the Cost Method: Land 68.45%,Building 31.55% *The Discount Rate for the first five years: 5.6% The Discount Rate after the sixth year on: 5.3%
Existence of Secured Interests after Acquisition		None

(26) B-15 Court Suitengu

Property Name		Court Suitengu
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		2-11-4 Nihonbashi-Kakigaracho, Chuo-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; seven above-ground floors
Site Area	Land	243.79 m²
	Building	1,091.82 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		July 10, 2003
Probable Maximum Loss (Note 2)		11.89%
Acquisition Price		¥659,000,000
Appraisal	Appraisal Value	¥659,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Reference	Value Calculated Using the Direct Capitalization Method: ¥676,000,000 (Overall Capitalization Rate (NCF): 5.3%) Value Calculated Using the Discounted Cash Flow Method: ¥652,000,000 (Discount Rate: 5.2%,Terminal Capitalization Rate: 5.8%) Value Calculated Using the Cost Method: Land 35.14%,Building 64.86%
Existence of Secured Interests after Acquisition		None

(27) B-16 Abreast Hara

Property Name		Abreast Hara
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		1-520-1 Hara, Tenpaku-ku, Nagoya, Aichi Prefecture The residential address of the Property is yet to be determined. Accordingly, the registered building address has been identified (a single address for multiple properties).
Usage		Residential complex, Retail Shops, Office
Type of Structure		Flat-roofed, steel reinforced concrete structure; eleven above-ground floors
Site Area	Land	397.17 m²
	Building	1,563.47 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		February 18, 2000
Probable Maximum Loss (Note 2)		13.34%
Acquisition Price		¥444,000,000
Appraisal	Appraisal Value	¥444,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥443,000,000 (Overall Capitalization Rate (NCF): 6.3%) Value Calculated Using the Discounted Cash Flow Method: ¥444,000,000 (Discount Rate: 6.1%,Terminal Capitalization Rate: 6.6%) Value Calculated Using the Cost Method: Land 17.67%,Building 82.33%
Existence of Secured Interests after Acquisition		None

(28) B-17 Abreast Hirabari

Property Name	Abreast Hirabari
Type of Specified Asset	Trust beneficiary interest in real estate
Trustee	UFJ Trust and Banking Corporation
Trust Due Date (Note 1)	August 1, 2015
Location (Address)	4-1601 Hirabari, Tenpaku-ku, Nagoya, Aichi Prefecture The residential address of the Property is yet to be determined. Accordingly, the registered building address has been identified (a single address for multiple properties).

Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; seven above-ground floors
Site Area	Land	889.15 m²
	Building	1,867.75 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		March 21, 2000
Probable Maximum Loss (Note 2)		13.56%
Acquisition Price		¥407,000,000
Appraisal	Appraisal Value	¥407,000,000
	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥409,000,000 (Overall Capitalization Rate (NCF): 6.3%) Value Calculated Using the Discounted Cash Flow Method : ¥404,000,000 (Discount Rate: 6.1%Terminal Capitalization Rate: 6.6%) Value Calculated Using the Cost Method: Land 33.56%, Building 66.44%
Existence of Secured Interests after Acquisition		None

(29) C-1 Jinnan-zaka Frame

Property Name		Jinnan-zaka Frame
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		UFJ Trust and Banking Corporation
Trust Due Date (Note 1)		August 1, 2015
Location (Address)		1-18-2 Jinnan, Shibuya-ku, Tokyo
Usage		Retail Shops
Type of Structure		Flat-roofed, steel reinforced concrete structure; two underground and seven above-ground floors
Site Area	Land	1,240.51 m²
	Building	6,302.58 m²
Type of Ownership	Land	Proprietary ownership (100%)
	Building	Proprietary ownership (100%)
Completion Date		March 31, 2005
Probable Maximum Loss (Note 2)		6.20%
Acquisition Price		¥9,900,000,000
Appraisal	Appraisal Value	¥10,300,000,000

	Base Date for Appraisal	April 15, 2005
	Appraiser	Japan Real Estate Institute
	Reference	Value Calculated Using the Direct Capitalization Method: ¥10,400,000,000 (Overall Capitalization Rate (NCF): 5.0%) Value Calculated Using the Discounted Cash Flow Method: ¥10,200,000,000 (Discount Rate: 4.7%,Terminal Capitalization Rate: 5.3%) Value Calculated Using the Cost Method: Land 73.36%, Building 26.64%
Existence of Secured Interests after Acquisition		None

Notes:

① A Trust Amendment Agreement has been executed with the Trustee as of August 1, 2005.

② Probable Maximum Loss (PML) data is based on a survey provided by Sompo Japan Risk Management, Inc.

4. Scheduled for Acquisition

May 30, 2005	Resolution by the Board of Directors of the Asset Management Company and the Board of Officers of the Investment Corporation
June 6, 2005	Trust beneficiary interest sales agreements executed for properties A-3, A-5 through A-11, B-1 though B-17 and C-1
June 8, 2005	Trust beneficiary interest sales agreements executed for properties A-1, A-2 and A-4
August 1, 2005	Property settlement effected

5. Outlook

Operating forecasts remain unchanged for the fiscal periods ending October 31, 2005 and April 30, 2006, as disclosed on July 21, 2005.

<Attached Materials>

・Referenece Property Portfolio

KENEDIX

Reference Material

Property Portfolio

Type of use	Area	No.	Property Name	Acquisition Price (Millions of yen)	Ratio	Acquisition Date
Office Buildings	Tokyo Metropolitan area	A-1	Nihonbashi 313 Building	5,940	9.7%	August 1, 2005
		A-2	Sogo Hirakawacho Building	5,180	8.4%	August 1, 2005
		A-3	Higashi-Kayabacho Yuraku Building	4,450	7.2%	August 1, 2005
		A-4	Noir Hatchobori	3,680	6.0%	August 1, 2005
		A-5	K&Y Building (Southern Plaza)	2,533	4.1%	August 1, 2005
		A-6	Harajuku F.F.Building	2,450	4.0%	August 1, 2005
		A-7	FIK Minami Aoyama	2,270	3.7%	August 1, 2005
		A-8	Kanda Kihara Building	1,950	3.1%	August 1, 2005
		A-9	NNK Building	1,610	2.6%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	1.1%	August 1, 2005
	Other Regional areas	A-11	Hakata-Ekimae Dai-2 Building	1,430	2.3%	August 1, 2005
Total of 11 Office Buildings				32,197	52.7%	–
Residential Properties	Tokyo Metropolitan area	B-1	Storia Sirokane	3,150	5.1%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	4.0%	August 1, 2005
		B-3	Court Mejiro	1,250	2.0%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	1.9%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	1.9%	August 1, 2005
		B-6	Court Nihonbashi-Hakozaki	1,130	1.8%	August 1, 2005
		B-7	Side Denenchofu	1,110	1.8%	August 1, 2005
		B-8	S-court Yokohama-Kannai	945	1.5%	August 1, 2005
		B-9	Court Motoasakusa	880	1.4%	August 1, 2005
		B-10	Storia Todoroki	877	1.4%	August 1, 2005
		B-11	Bloom Omotesando	875	1.4%	August 1, 2005
		B-12	Clair Court Rokakouen	831	1.3%	August 1, 2005
		B-13	Human Heim Okachimachi	830	1.3%	August 1, 2005
		B-14	Court Shinbashi	748	1.2%	August 1, 2005
		B-15	Court Suitengu	659	1.0%	August 1, 2005



	Other Regional areas	B-16	Abreast Hara	444	0.7%	August 1, 2005
		B-17	Abreast Hirabari	407	0.6%	August 1, 2005
Total of 17 Residential Properties				18,986	31.0%	–
Retail Properties	Tokyo Metropolitan area	C-1	Jinnan-zaka Frame	9,900	16.2%	August 1, 2005
Total of 2 Retail Properties				9,900	16.2%	–
Total				61,083	100.0%	–

Portfolio PML	8.42%

This notice is the English translation of the Japanese announcement on our Web site released on August 1, 2005. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

13



Translation Purpose Only

August 1, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Related-Party Transaction

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced details of transactions undertaken with related parties as defined under the Law Concerning Investment Trusts and Investment Corporations ("the Investment Trust Law") and the internal regulations of Kenedix REIT Management Co., Ltd. ("the Asset Management Company"). Notice of the Investment Corporation's intention to undertake related party transactions were first outlined in its Prospectus for the Additional Issue of New Investment Units and Secondary Offering ("the Prospectus") in June 2005.

Details of acquired assets are provided in a separate press release "Notice Concerning Property Acquisition Settlements") issued today.

1. Asset Acquisition

(1) Type of Asset

Trust beneficiary interests in real estate. For additional information, please refer to the separate press release "Notice Concerning Property Acquisition Settlement," issued today.

(2) Reason for Engaging in Related-Party Transactions

The acquisition of properties was in accordance with the Investment Corporation's fundamental investment policies as outlined in its Articles of Incorporation as well as the Investment Guidelines of the Asset Management Company. Acquisitions were undertaken on the basis that each transaction would further enhance the Investment Corporation's portfolio.

(3) Sellers' Profiles

Sellers' profiles are provided in the tables that follow. Each company was established for the specific purpose of acquiring, managing and disposing of trust beneficiary interests in real estate.

Company Name	Details
T.Smith Capital Y.K.	A wholly owned subsidiary of a company incorporated in the Cayman Islands. A related company as defined under the internal regulations of the Asset Management Company (a company that outsources its asset management activities to a related party defined under the Investment Trust Law).
Y.K. KWO Third	A wholly owned subsidiary of a limited liability intermediary that manages a



	fund to which Kenedix, Inc. contributes. A related company as defined under the internal regulations of the Asset Management Company (a company that outsources its asset management activities to a related party defined under the Investment Trust Law).
Y.K. KDX1	A wholly owned subsidiary of Kenedix, Inc. A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company (a company that outsources asset management activities to a related party under the Investment Trust Law).
Y.K. KW Office	A wholly owned subsidiary of a limited liability intermediary that manages a fund to which Kenedix, Inc. contributes. A related company as defined under the internal regulations of the Asset Management Company (a company that outsources its asset management activities to a related party defined under the Investment Trust Law).
Y.K. KW Residence	A wholly owned subsidiary of a limited liability intermediary that manages a fund to which Kenedix, Inc. contributes. A related company as defined under the internal regulations of the Asset Management Company (a company that outsources its asset management activities to a related party defined under the Investment Trust Law).
Y.K. KWR Third	A wholly owned subsidiary of a limited liability intermediary that manages a fund to which Kenedix, Inc. contributes. A related company as defined under the internal regulations of the Asset Management Company (a company that outsources its asset management activities to a related party defined under the Investment Trust Law).
Y.K. Callisto Investment	A wholly owned subsidiary of a limited liability intermediary that manages a fund to which Kenedix, Inc. contributes. A related company as defined under the internal regulations of the Asset Management Company (a company that outsources its asset management activities to a related party defined under the Investment Trust Law).

Note: Kenedix, Inc. was listed on the Second Section of the Tokyo Stock Exchange ("TSE") on December 12, 2003, and moved to the First Section of the TSE on December 1, 2004. On May 1, 2005, the company renamed to Kenedix, Inc. from Kennedy-Wilson Japan. Kenedix, Inc. holds voting rights in the Asset Management Company totaling 100% and is a related party as defined under the Investment Trust Law.

2. Real Estate Brokerage Activities

As detailed in its Prospectus, the Investment Corporation executed a real estate intermediary agreement with Kenedix, Inc. on May 31, 2005 in connection with 26 of the 29 properties acquired today. The Investment Corporation today paid the relevant commissions pursuant to the agreement. Brief details as follows.

Total amount of commissions paid: ¥650,779,500 (including consumption taxes totaling ¥30,989,500)
Note: Please refer to the separate document for details of the relevant properties acquired, commission rates and other information.

3. Activities Relating to the Management and Leasing of Real Estate

(1) Execution of a Property Management Agreement



In accordance with the information outlined in its Prospectus, the Investment Corporation today executed a property management agreement with Kenedix Advisors Co., Ltd. (parties to the Property Management Agreement include each trustee and the Asset Management Company) in connection with the acquisition of 29 properties.

Kenedix Advisors Co., Ltd. is a wholly owned subsidiary of Kenedix, Inc., a company that holds voting rights totaling 100% in the Asset Management Company. Kenedix Advisors Co., Ltd. is a related party as defined under the Investment Trust Law.

Outline of Property Management Fees:

1) Leasing Management Fees

2.0% of operating revenues generated from the leasing of the property plus 2.0% of operating revenues after operating expenses and trust fees but before depreciation

2) Management Transfer Fees

A set management transfer fee is paid applicable to the property acquisition or sales price. Fee schedule is as follows:

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (As of the Acquisition or Sales Date)
Less than ¥1,000 million	¥1.8 million
¥1,000 million and above, less than ¥3,000 million	¥2.0 million
¥3,000 million and above, less than ¥5,000 million	¥2.2 million
¥5,000 million and above, less than ¥10,000 million	¥2.4 million
¥10,000 million and above	¥2.5 million

3) Construction Supervision Fee

A set construction supervision fee is paid applicable to the construction amount.

Construction Amount	Construction Supervision Fee
Less than ¥1 million	Nil
¥1 million and above, less than ¥5 million	5% of the construction amount
¥5 million and above, less than ¥10 million	¥250,000 plus 4% of the amount exceeding ¥5 million
¥10 million and above, less than ¥100 million	¥450,000 plus 3% of the amount exceeding ¥10 million
¥100 million and above	Subject to individual negotiation

(2) Execution of a Master Lease Agreement

In accordance with information outlined in its Prospectus, the Investment Corporation today executed a



master lease agreement with Kenedix Advisors Co., Ltd. (parties to the Master Lease Agreement include each trustee and the Asset Management Company) in connection with the acquisition of 28 properties excluding Jinnan-zaka Frame (C-1).

Master Lease Terms and Conditions:

Agreement Term:	10 years from the date of agreement execution
Type of Lease:	Pass-through

(3) Execution of Concurrent Liability Assumption Memorandum

The Investment Corporation today executed a concurrent liability assumption memorandum with Kenedix Advisors Co., Ltd. Under the Concurrent Liability Assumption Memorandum, the Investment Corporation agrees to assume a concurrent commitment together with Kenedix Advisors Co., Ltd. to refund security and guarantee deposits that Kenedix Advisors Co., Ltd. as Master Lessee has received from subtenants in connection with the Master Lease agreement. As compensation for this liability assumption, Kenedix Advisors Co., Ltd, will provide to the Investment Corporation an amount equivalent to the total security and guarantee deposits received.

4. **Procedures Concerning Related-Party Transactions**

The Asset Management Company will ensure that all related-party transactions remain consistent with transactions conducted in the normal course of business and do not in any way disadvantage the Investment Corporation in accordance with internal, statutory and all other regulations as they relate to related-party transactions. In connection with the aforementioned, the Asset Management Company has discussed and obtained approvals of the Compliance Committee and the Investment Management Committee at meetings held on May 30, 2005 and July 20, 2005. Ratification of the Board of Directors at meetings held on each of the aforementioned dates had also been received relating to transactions outlined in 1. through 3. preceding.

In addition, the Investment Corporation provided its ratification to transactions outlined in 1. through 3. preceding at Board of Officers meetings held on May 30, 2005 and July 21, 2005.

Attachment

(Millions of yen)

No.	Property Name	Seller	Acquisition Price	Appraisal Value
A-1	Nihonbashi 313 Building	T. Smith Capital Y.K.	5,940	5,960
A-2	Sogo Hirakawacho Building	T. Smith Capital Y.K.	5,180	5,180
A-3	Higashi-kayabacho Yuraku Building	Y.K. KWO Third	4,450	4,450
A-4	Noir Hatchobori	T. Smith Capital Y.K.	3,680	3,680
A-5	K&Y Building (Southern Plaza)	Y.K. KDX1	2,533	2,550
A-6	Harajuku F.F. Building	Y.K. KW Office	2,450	2,450
A-7	FIK Minami Aoyama	Y.K. KW Office	2,270	2,270
A-8	Kanda Kihara Building	Y.K. KDX1	1,950	1,950
A-9	NNK Building	Y.K. KW Office	1,610	1,610
A-10	Koishikawa Yoshida Building	Y.K. KWO Third	704	704
A-11	Hakata-Ekimae Dai-2 Building	Y.K. KWO Third	1,430	1,430
B-1	Storia Sirokane	Y.K. KW Office	3,150	3,150
B-2	Tre di Casa Minami Aoyama	Y.K. KWO Third	2,460	2,460
B-3	Court Mejiro	Y.K. KW Residence	1,250	1,250
B-4	Apartments Motoazabu	Y.K. KWR Third	1,210	1,210
B-5	Apartments Wakamatsu-Kawada	Y.K. KWR Third	1,180	1,180
B-6	Court Nihonbashi-Hakozaki	Y.K. KWR Third	1,130	1,130
B-7	Side Denenchofu	Y.K. KW Residence	1,110	1,110
B-8	S-court Yokohama-Kannai II	Y.K. KW Residence	945	945
B-9	Court Motoasakusa	Y.K. KWR Third	880	880
B-10	Storia Todoroki	Y.K. KW Residence	877	877
B-11	Bloom Omotesando	Y.K. KWR Third	875	875
B-12	Clair Court Rokakouen	Y.K. KW Residence	831	831
B-13	Human Heim Okachimachi	Y.K. KWR Third	830	830
B-14	Court Shinbashi	Y.K. KW Residence	748	748
B-15	Court Suitengu	Y.K. KW Residence	659	659
B-16	Abreast Hara	Y.K. KWR Third	444	444
B-17	Abreast Hirabari	Y.K. KWR Third	407	407
C-1	Jinnan-zaka Frame	Y.K. Callisto Investment	9,900	10,300
Total			61,083	61,520

Note: Brokerage commissions were paid to related-party Kenedix, Inc. in connection with the acquisition of 26 properties excluding properties A-5, A-8 and C-1 as follows.

- Properties A-3, A-6, A-7, A-9 through A-11 and B-1 through B-17: Acquisition price × 1.5% (rounded down to the nearest ten thousand yen)
- Properties A-1, A-2, and A-4: Acquisition price × 0.955% (rounded down to the nearest ten thousand yen)



Translation Purpose Only

August 12, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Issue of New Investment Units through Third-Party Allotment

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it had received notice in connection with an application to acquire all new investment units to be issued through third-party allotment. The proposal to undertake a third-party allotment was ratified at separate meetings of the Investment Corporation's Board of Directors held on June 20, 2005 and July 11, 2005 in conjunction with approval to conduct the issue of new investment units (primary offering) and secondary offering (over-allotment). Brief details are as follows.

(1)	Total number of new investment units to be issued	:	3,970 units (Total number of investment units scheduled for issue: 3,970 units)
(2)	Total issue amount	:	¥2,216,252,500 (¥558,250 per unit)
(3)	Application date	:	August 16, 2005 (Tuesday)
(4)	Payment date	:	August 16, 2005 (Tuesday)
(5)	Buyer	:	UBS Securities Japan Co., Ltd.

[Reference]

1. For further details of the issue of new investment units through third-party allocation, please refer to the press release "Notice Concerning Issue of New Investment Units and Secondary Offering" date June 20, 2005.
2. Change in the number of investment units issued and outstanding after third-party allotment

Current total number of investment units issued and outstanding	75,400 units
Increase in investment units through third-party allotment	3,970 units
Total number of investment units issued and outstanding	79,370 units

3. Use of proceeds procured through third-party allotment
   The Investment Corporation intends to use the proceeds procured through the issue of new investment units through third-party allotment (¥2,216,252,500) for the acquisition of specified new assets.

Note: This press release provides information regarding Kenedix Realty Investment Corporation's decision to issue new investment units through third-party allotment and is not provided as an inducement or invitation for investment.



-Translation Purpose Only

September 16, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (Portus Center Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced today its decision to acquire the Portus Center Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	Portus Center Building
(3)	Acquisition Price	:	¥5,570,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	September 21, 2005
(5)	Scheduled Date of Acquisition	:	September 21, 2005
(6)	Seller	:	Yugengaisha AP Realites (Refer Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and own funds
(8)	Settlement Method	:	Payment in full on settlement

The aforementioned Portus Center Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in regional areas in accordance with the Investment Corporation's Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following:

(1) Area

The Property is located in the Sakai district, an area that has been progressively developed as a hub in the southern part of Osaka. Within easy reach of the city center and conveniently accessable to Kansai International Airport that was opened in 1994, there is tenant demand commensurate with an office area extending from central Osaka. As Sakai proceeds with its urban infrastructure upgrades as part of its transition to becoming a government-designated city, it is anticipated that the accumulation of urban facilities will also continue.

The Property serves as a business center for the larger complex known as Portus Sakai*, which is directly linked to Sakai Station on the Nankai Line. In addition to its excellent location, the Property sets a high standard among urban office buildings and provides an overall high level in terms of its size, facilities and quality. Because this type of property is scarce, it is expected to return stable profits.
(*) The large-scale complex comprises a business center, retail properties and parking.

(2) Building
The Property's specifications, which are among the highest in the area, include a room height of 2.6 m, a free-access floor, 14 m × 32 m spans with no central pillars, a 24-hour security system, high-quality interior and exterior finish.

(3) Tenants
The Property's occupancy ratio is currently 100%, consisting of tenants from a wide variety of business fields primarily in the manufacturing, finance and service industries.

3. Property Details

Property Name		Portus Center Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Company, Limited
Trust Term		December 20, 2002 to June 27, 2008
Current Owner / Acquisition Date		Yugengaisha AP Realties / December 20, 2002
Previous Owner / Acquisition Date		Biken Techno Co., Ltd. / January 12, 2000
Location (Address)		4-45-1 Ebisujimacho, Sakai, Osaka
Usage		Office, Retail Shops, Storage, Parking
Type of Structure (Note 1)		Type of structure for the entire building facilities: Steel-reinforced concrete structure; 2 underground floors and 25 above-ground floors Exclusive areas planned for acquisition: Floor 1, a portion of floors 3 through 16, B2 and a portion of B1
Site Area	Land	13,936.63 ㎡
	Building	Total floor space for the entire building facilities: 79,827.08 ㎡ Exclusive areas planned for acquisition: Floor 1, a portion of floors 3 through 16, B2 and a portion of B1 Total: 16,892.49 ㎡
Type of Ownership (Note 2)	Land	Site rights Percentage of site rights: 22,257,118/100,000,000
	Building	Compartmentalized ownership Compartmentalized ownership of exclusive areas planned for acquisition as a percentage of the compartmentalized portion of the entire building: approximately 24.1%
Parking		150 cars
Completion Date		September 30, 1993
Construction Company		Takenaka Corporation, Kajima Corporation and 6 other companies

Probable Maximum Loss		3.49% (SOMPO JAPAN RISK MANAGEMENT, INC)
Acquisition Price		¥5,570,000,000
Appraisal	Appraisal Value	¥5,570,000,000
	Base Date for Appraisal	September 1, 2005
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Details	Please refer to Reference Material 1.
Existense of Secured Interests after Acquisition		None
Master-lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd. (Planned)
Number of End Tenants		36 (As of July 31, 2005. The same applies below.)
Total Leasable Floor Space		11,573.34 m²
Total Leased Floor Space		11,573.34 m²
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax) (Note 3)		¥44,158,357
Security and Guarantee Deposit (Note 3)		¥421,574,810
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	As part of the site serves as a public installation for the management of sewerage, easement has been established.	
Other	1. Portus Sakai comprises: (1) the Portus Center Building business center, (2) a plaza wing, and (3) a hotel and retail wing. A summary of the property's relations of right is given in Reference Materials 4. 2. A part of the site under compartmentalized ownership (underground parking covers 11,625.36 m^2) is proportionally divided 150/365. 3. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	

4. Seller's Profile

Company Name	Yugengaisha AP Realites
Head Office Address	3-2-3 Marunouchi, Chiyoda-ku, Tokyo
Representative	Takaharu Aoyama
Capital	¥3 million
Business Activities	Acquisition, management and divestment of real estate
Relationship with the Investment Corporation	The seller is a wholly owned subsidiary of Attractive West Properties Investment, a corporate entity that acts as an intermediary between limited liability companies. Attractive West Properties Investment does not qualify as a related party as defined under the Asset Management Company's internal rules and regulations.
Special Considerations	None



* As of September 1, 2005

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the five categories of transactions (1) through (5) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"), the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Property Acquisition

The seller of the property commissioned Kenedix, Inc. to carry out asset management, but because this qualifies as an interested-party transaction as defined under the Asset Management Company's internal rules and regulations, the property is to be acquired for the appraisal sum listed below.

Kenedix Inc. qualifies as an interested-party as defined under Investment Trust Law and the internal rules and regulations of the Asset Management Company.

(2) Appointment of a Real Estate Business Intermediary

For the purpose of acquiring the Property, the Investment Corporation concluded a mediation contract with Kenedix, Inc. on September 16, 2005, under which the Investment Corporation agreed to pay a commission of ¥175,455,000 (including ¥8,355,000 in tax) on the settelment date.

(3) Appointment of a Property Management Company

The Investment Corporation concluded a property management contract with Kenedix Advisors Co., Ltd. ("KDA") on September 21, 2005. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level.

Outline of Property Management Fees:

[1] Leasing management fees

Rental income x 2% + Real estate operating income after management overhead expenses and before depreciation x 2%

[2] Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the time of Purchase and Sale)
¥5.0 billion or more, less than ¥10.0 billion	¥2.4 million



(4) Master Lease of the Property

The Investment Corporation plans to execute a masterlease agreement with KDA on September 21, 2005. Other parties to the agreement include the property trust trustee and the Asset Management Company.

[Principal agreement terms and conditions]

- Agreement term: 27 years, 8 months, 1 day from the date of agreement execution
  Type of master lease: Pass-through

(5) Concurrent Liability Assumption Memorandum

The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on September 21, 2005. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits that KDA as master lessee had received from subtenants in connection with the master-lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

6. Outlook

There are no revisions to the forecasts for the fiscal periods ending October 31, 2005 and April 30, 2006, disclosed on July 21, 2005, as a result of the acquisition of the Property.



Reference Materials:

- 1. Outline of Property Appraisal
- 2. Projected Cash Flow
- 3. Property Photographs
- 4. Property Portfolio after Acquisition of the Property



Reference Material 1

Outline of Property Appraisal

			Unit: Yen
Appraisal Value			5,570,000,000
Base Date for Appraisal			September 1, 2005
Appraiser			Daiwa Real Estate Appraisal Corporation
Value Calculated Using the Direct Capitalization Method			5,610,000,000
	Gross Operating Revenue		613,274,019
		Maximum Gross Operating Revenue	649,773,375
		Shortfall Attributed to Vacancies	36,499,356
	Operating Expenses		256,831,028
		Administrative and Maintenance Expense	196,311,213
		Taxes and Dues	58,821,665
		Other Expenses	1,698,150
	Net Operating Income (NOI)		356,442,991
	Capital Expenditure		21,630,000
	Gain on Guarantee Deposit Investment		7,266,571
	Net Cash Flow (NCF)		342,079,562
	Overall Capitalization Rate (NCF)		6.1%
Value Calculated Using the Discounted Cash Flow Method			5,520,000,000
	Discount Rate		6.0%
	Terminal Capitalization Rate		6.3%
Value Calculated Using the Cost Method			4,290,000,000
	Land		16.4%
	Building		83.6%



Reference Material 2

Projected Cash Flow

	Unit: Millions of yen
A. Projected Operating Revenues	607
B. Projected Operating Expenses (excluding depreciation)	269
C. Projected NOI (A-B)	338

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 95%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Property Photographs







KENEDIX

Reference Material 4

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)	Ratio	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-1	Nihonbashi 313 Building	5,940	8.9%	August 1, 2005
		A-2	Sogo Hirakawacho Building	5,180	7.7%	August 1, 2005
		A-3	Higashi-Kayabacho Yuraku Building	4,450	6.6%	August 1, 2005
		A-4	Noir Hatchobori	3,680	5.5%	August 1, 2005
		A-5	K&Y Building (Southern Plaza)	2,533	3.8%	August 1, 2005
		A-6	Harajuku F.F. Building	2,450	3.6%	August 1, 2005
		A-7	FIK Minami Aoyama	2,270	3.4%	August 1, 2005
		A-8	Kanda Kihara Building	1,950	2.9%	August 1, 2005
		A-9	NNK Building	1,610	2.4%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	1.0%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	8.3%	September 21, 2005
		A-11	Hakata-Ekimae Dai-2 Building	1,430	2.1%	August 1, 2005
Total of 12 Office Buildings				37,767	56.6%	
Residential Properties	Tokyo Metropolitan Area	B-1	Storia Sirokane	3,150	4.7%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	3.6%	August 1, 2005
		B-3	Court Mejiro	1,250	1.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	1.8%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	1.7%	August 1, 2005
		B-6	Court Nihonbashi-Hakozaki	1,130	1.6%	August 1, 2005
		B-7	Side Denenchofu	1,110	1.6%	August 1, 2005
		B-8	S-court Yokohama-Kannai II	945	1.4%	August 1, 2005
		B-9	Court Motoasakusa	880	1.3%	August 1, 2005
		B-10	Storia Todoroki	877	1.3%	August 1, 2005
		B-11	Bloom Omotesando	875	1.3%	August 1, 2005
		B-12	Clair Court Rokakouen	831	1.2%	August 1, 2005
		B-13	Human Heim Okachimachi	830	1.2%	August 1, 2005
		B-14	Court Shinbashi	748	1.1%	August 1, 2005
		B-15	Court Suitengu	659	0.9%	August 1, 2005
	Other	B-16	Abreast Hara	444	0.6%	August 1, 2005

KENEDIX

	Regional Areas	B-17	Abreast Hirabari	407	0.6%	August 1, 2005
Total of 17 Residential Properties				18,986	28.4%	
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	14.8%	August 1, 2005
Total of 1 Retail Property				9,900	14.8%	
Total				66,653	100.0%	Portfolio PML: 6.47%

This notice is the English translation of the Japanese announcement on our Web site released on September 16, 2005. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

16


KENEDIX

Translation Purpose Only

September 16, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on September 16, 2005, to undertake debt financing. Details are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to support the acquisition of trust beneficiary interest in the Portus Center Building and payment of associated costs.

Note: For details regarding the acquisition of trust beneficiary interest in the Portus Center Building, please refer to the press release, "Notice Concerning the Acquisition of Property (Portus Center Building)," dated September 16, 2005.

2. Details of Debt Financing

(1)	Lender	:	The Chuo Mitsui Trust and Banking Co., Limited, Sumitomo Mitsui Banking Corporation, Aozora Bank, Ltd., Resona Bank, Ltd.
(2)	Amount	:	¥6,000 million
(3)	Interest Rate	:	0.32266% Floating rate of interest (Note)
(4)	Drawdown Date	:	September 21, 2005
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lenders on September 16, 2005
(6)	Interest Payment Date	:	First interest payment on October 31, 2005, and at the end of January 2006, April 2006, and July 2006, thereafter. (In the event that an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.) However, the final interest payment date shall be September 20, 2006.
(7)	Repayment Date	:	September 20, 2006
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing September 21, 2005 through October 31, 2005. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25% (excluding the period August 1, 2006 through September 20, 2006). The interest rate after July 31, 2006, shall be disclosed as and when determined.



3. Use of Funds

Debt financing shall be used to support the acquisition of trust beneficiary interest in the Portus Center Building and payment of associated costs.

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	4.0	10.0	+6.0
Long-Term Debt Financing	19.0	19.0	0
Total Debt Financing Balance	23.0	29.0	+6.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date less than or equal to one year.



Translation Purpose Only

September 30, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (Yoyogi M Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced today its decision to acquire the Yoyogi M Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	Yoyogi M Building
(3)	Acquisition Price	:	¥2,479,650,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	September 30, 2005
(5)	Scheduled Date of Acquisition	:	Sepetember 30, 2005
(6)	Seller	:	Jyutsu Realty Center Kabushikigaisha (current name) (Refer Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and own funds
(8)	Settlement Method	:	Payment in full on settlement

The aforementioned Yoyogi M Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of retail properties and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following:

(1) Area

The Property is located in the Yoyogi area, which forms one part of a highly user-friendly zone along the Shinjuku, Harajuku and Shibuya axis that extends along a railroad line in Tokyo. Bristling with a wide range of education-related facilities, such as vocational technical schools, adult education centers and language schools, the area enjoys high prosperity and is made up largely of young people. As the Property is situated a minute's walk across a plaza from Yoyogi Station on the JR Yamanote and Sobu Lines as well as the Toei Subway Line, it enjoys high visibility and convenient transportation accessibility, and is expected to benefit from the area's stability.

(2) Building

The building utilizes aluminum panel lining, aluminum curtain wall finishing and exposed concrete, and has a modern, high-visibility appearance. The room interiors have no central pillars, thereby preserving the versatility of the space to meets tenants' specific needs.

(3) Tenants

Of the Property's eight floors, seven are currently in operation by a diverse range of tenants, including a convenience store, clinic and an Internet café, that exploit the Property's prime location near the station.

3. Property Details

Property Name		Yoyogi M Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		September 30, 2005 to August 1, 2015
Current Owner / Acquisition Date		Jyutsu Realty Center Kabushikigaisha, Kabushikigaisya Matsuman / June 27, 2005
Previous Owner / Acquisition Date		Yugengaisha Mihoshino./ September 20, 1991
Location (Address)		1-38-5 Yoyogi, Shibuya-ku, Tokyo
Usage		Retail Shops, Office
Type of Structure		Steel-reinforced concrete structure; 8 above-ground floors
Site Area	Land	228.74 ㎡ (Note 1)
	Building	1,269.06 ㎡
Type of Ownership	Land	Proprietary ownership / a portion subject to leasehold rights (Note 2)
	Building	Proprietary ownership
Completion Date		August 12, 1991
Construction Company		NISHIMATSU CONSTRUCTION CO., LTD.
Probable Maximum Loss		9.59% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,479,650,000
Appraisal	Appraisal Value	¥2,480,000,000
	Base Date for Appraisal	September 16, 2005
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existense of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		9 (As of August 31, 2005. The same applies below.)
Total Leasable Floor Space		1,189.30 ㎡
Total Leased Floor Space		1,035.60 ㎡
Occupancy Ratio		87.0%
Monthly Rental Income (Excluding Consumption Tax) (Note 3)		¥9,184,835 (Note 3)

Security and Guarantee Deposit (Note 3)	¥123,336,000 (Note 3)
Forecast Net Operating Income	Please refer to Reference Material 2.
Special Considerations	None
Other	Notes: 1. Includes an area of approximately 15 m^2 set back from the roadway in accordance with Article 42.2 of the Building Standards Law. 2. Areas of land applicable to leasehold are as follows: Area applicable to leasehold: 21.94 m^2 Limited proprietary right of land holder: Individual Leasehold term: 30 years commencing September 30, 2005 Land rent: ¥60,480 per month Authorization fee for transfer of land rights: Included in the Property's acquisition price 3. Monthly rental income and security and guarantee deposit information is exclusive of advertising amounts

4. Seller's Profile

Company Name	Jyutsu Realty Center Kabushikigaisha
Head Office Address	14-15, Kodenmacho, Nihonbashi, Chuo-ku, Tokyo
Representative	Susumu Ando
Capital	¥1 million
Main Shareholder	ERA Japan, Corp.
Business Activities	Acquisition, management and divestment of real estate
Relationship with the Investment Corporation	None
Special Considerations	None

Company Name	Kabushikigaisha Matsuman
Head Office Address	3-2-5 Hongokucho, Nihonbashi, Chuo-ku, Tokyo
Representative	Masanori Matsuo
Capital	¥1 million
Main Shareholder	Masanori Matsuo
Business Activities	Acquisition, management and divestment of real estate
Relationship with the Investment Corporation	None
Special Considerations	None

* As of September 1, 2005

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (3) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for



deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"), the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company
The Investment Corporation concluded a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on September 30, 2005. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level.

Outline of Property Management Fees:
[1] Leasing management fees
Rental income x 2% + Real estate operating income after management overhead expenses and before depreciation x 2%
[2] Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the time of Purchase and Sale)
¥1.0 billion or more, less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property
The Investment Corporation plans to execute the master lease agreement with KDA on September 30, 2005. Other parties to the agreement include the property trust trustee and the Asset Management Company.

[Principal agreement terms and conditions]
- Agreement term: 27 years, 8 months, 1 day from the date of agreement execution
- Type of master lease: Pass-through

(3) Concurrent Liability Assumption Memorandum
The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on September 30, 2005. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits that KDA as master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

6. Outlook
For forecasts for the fiscal periods ending October 31, 2005 and April 30, 2006, please refer to the "Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006," dated September 30, 2005.

Reference Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Property Photographs
4. Property Portfolio after Acquisition of the Property



Reference Material 1

Outline of Property Appraisal

			Unit: Yen
Appraisal Value			2,480,000,000
Base Date for Appraisal			September 16, 2005
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			2,520,000,000
	Gross Operating Revenue		146,507,000
		Maximum Gross Operating Revenue	151,764,000
		Shortfall Attributed to Vacancies	5,257,000
	Operating Expenses		16,289,000
		Administrative and Maintenance Expense	9,295,000
		Taxes and Dues	6,865,000
		Other Expenses	129,000
	Net Operating Income (NOI)		130,218,000
	Capital Expenditure		3,621,000
	Gain on Guarantee Deposit Investment		4,285,000
	Net Cash Flow (NCF)		130,882,000
	Overall Capitalization Rate (NCF)		5.2%
Value Calculated Using the Discounted Cash Flow Method			2,450,000,000
	Discount Rate		5.0%
	Terminal Capitalization Rate		5.4%
Value Calculated Using the Cost Method			1,150,000,000
	Land		83.6%
	Building		16.4%


KENEDIX

Reference Material 2

Projected Cash Flow

	Unit: Millions of Yen
A. Projected Operating Revenues	137
B. Projected Operating Expenses (excluding depreciation)	18
C. Projected NOI (A-B)	119

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an estimated occupancy ratio of 95%.
3. Expenses include rent (leasehold rent), property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Property Photographs







Reference Material 4

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)	Ratio	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-1	Nihonbashi 313 Building	5,940	8.5%	August 1, 2005
		A-2	Sogo Hirakawacho Building	5,180	7.4%	August 1, 2005
		A-3	Higashi-Kayabacho Yuraku Building	4,450	6.4%	August 1, 2005
		A-4	Noir Hatchobori	3,680	5.3%	August 1, 2005
		A-5	K&Y Building (Southern Plaza)	2,533	3.6%	August 1, 2005
		A-6	Harajuku F.F.Building	2,450	3.5%	August 1, 2005
		A-7	FIK Minami Aoyama	2,270	3.2%	August 1, 2005
		A-8	Kanda Kihara Building	1,950	2.8%	August 1, 2005
		A-9	NNK Building	1,610	2.3%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	1.0%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	8.0%	September 21, 2005
		A-11	Hakata-Ekimae Dai-2 Building	1,430	2.0%	August 1, 2005
	Total of 12 Office Buildings			37,767	54.6%	
Residential Properties	Tokyo Metropolitan Area	B-1	Storia Sirokane	3,150	4.5%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	3.5%	August 1, 2005
		B-3	Court Mejiro	1,250	1.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	1.7%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	1.7%	August 1, 2005
		B-6	Court Nihonbashi-Hakozaki	1,130	1.6%	August 1, 2005
		B-7	Side Denenchofu	1,110	1.6%	August 1, 2005
		B-8	S-court Yokohama-Kannai II	945	1.3%	August 1, 2005
		B-9	Court Motoasakusa	880	1.2%	August 1, 2005
		B-10	Storia Todoroki	877	1.2%	August 1, 2005
		B-11	Bloom Omotesando	875	1.2%	August 1, 2005
		B-12	Clair Court Rokakouen	831	1.2%	August 1, 2005
		B-13	Human Heim Okachimachi	830	1.2%	August 1, 2005
		B-14	Court Shinbashi	748	1.0%	August 1, 2005
		B-15	Court Suitengu	659	0.9%	August 1, 2005
	Other	B-16	Abreast Hara	444	0.6%	August 1, 2005

KENEDIX

	Regional Areas	B-17	Abreast Hirabari	407	0.5%	August 1, 2005
	Total of 17 Residential Properties			18,986	27.4%	
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	14.3%	August 1, 2005
		C-2	Yoyogi M Building	2,479	3.5%	September 30, 2005
	Total of 2 Retail Properties			12,379	17.9%	
Total				69,132	100.0%	Portfolio PML 6.50%

*Figures of less than one million yen are rounded down from the acquisition price.



Translation Purpose Only

September 30, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its revised operating forecasts for the first fiscal period (May 6, 2005 to October 31, 2005) and the second fiscal period (November 1, 2005 to April 30, 2006), which were announced on July 21, 2005.

1. Reasons for Revision

Buoyed by the acquisition of investment assets during the fiscal period (May 6, 2005 through October 31, 2005), the Board of Directors, at a meeting held on September 30, resolved to upwardly revise its forecast results for the first fiscal period (May 6, 2005 to October 31, 2005) and the second fiscal period (November 1, 2005 to April 30, 2006), following a review of underlying assumptions including those for rental business profit and loss, operating expenses, non-operating expenses and others.

2. Revised Forecasts for the First Fiscal Period (May 6, 2005 to October 31, 2005)

	Operating Revenues	Net Income	Distributions per Unit	Distributions in Excess of Earnings per Unit
Previous Forecast (A)	¥1,072 million	¥219 million	¥2,759	—
Revised Forecast (B)	¥1,153 million	¥237 million	¥2,986	—
Amount of Change (B – A)	¥81 million	¥18 million	¥227	—
Rate of Change	7.5%	8.2%	8.2%	—

[Reference]
Forecast number of investment units issued and outstanding as October 31, 2005: 79,370 units (no changed).

3. Revised Forecasts for the Secind Fiscal Period (November 1, 2005 to April 30, 2006)

	Operating Revenues	Net Income	Distributions per Unit	Distributions in Excess of Earnings per Unit



Previous Forecast (A)	¥2,161 million	¥944 million	¥11,893	—
Revised Forecast (B)	¥2,531 million	¥1,014 million	¥12,775	—
Amount of Change (B – A)	¥370 million	¥70 million	¥882	—
Rate of Change	17.1%	7.4%	7.4%	—

[Reference]
Forecast number of investment units issued and outstanding as of April 30, 2006: 79,370 units (no changed).

Notes:

1. Forecast figures are calculated based on preconditions and assumptions for the fiscal periods ending October 31, 2005 and April 30, 2006 as of the date of this release. Readers are advised that actual operating revenues, net income and distributions per unit may differ significantly from forecasts due to a variety of factors including future purchases and sale of real estate, changes in the operating environment and real estate markets. Accordingly, the Investment Corporation does not guarantee payment of the forecast distributions per unit.
2. In the event significant changes to the aforementioned forecasts are anticipated, the Investment Corporation may revise forecasts.
3. Figure are rounded down.

KENEDIX

[Supplementary Data]

Assumptions for Revision to Operating Forecasts for the Fiscal Periods Ending October 31, 2005 and April 30, 2006

Item	Assumptions
Investment Assets	• Investment portfolio comprising 31 properties ("previously acquired investment assets") maintained by the Investment Corporation as of September 30, 2005. • The investment portfolio may change due to the acquisition or sale of properties.
Operating Revenues	• In principle, rental income is calculated based on historical data, the standing of each property in comparison with competing properties, the market environment and other factors.
Operating Expenses	• Rental business expenses (excluding depreciation) are based on historical data and other factors that may be expected to impact expenses. • In general, property tax, city-planning tax and other related taxes applicable in the first year of acquisition are calculated on a pro rata basis as of the date of acquisition and shared accordingly between buyer and seller. Forecasts are based on the assumption that the portion applicable to the Investment Corporation in the first year of acquisition is included in the acquisition price. The amount of property tax, city-planning tax and other related taxes recorded against the cost of acquisitions of the previously acquired investment assets is approximately ¥121 million. • An estimate for repairs and maintenance for each property is allocated to expenses in accordance with the repairs and maintenance plan for each period as formulated each period by the Asset Management Company. However, the Investment Corporation may record substantially different amounts for repairs and maintenance in the event of unbudgeted emergency circumstances. • Estimates for depreciation expense for the 1st and 2nd fiscal periods are approximately ¥210 million and ¥447 million, respectively.
Non-Operating Expenses	• In the 1st fiscal period, the Investment Corporation expects to incur a one-off cost in connection with its public listing and the issue of investment units. This expense is estimated to total approximately ¥188 million. • Estimates for interest expenses for the 1st and 2nd fiscal periods are approximately ¥57 million and ¥118 million, respectively.
Debt Financing	• Forecasts are based on a debt financing balance of ¥29,000 million as of September 30, 2005. Forecasts are also based on an assumption that the balance of debt financing shall remain unchanged in the 2nd fiscal period.
Investment Units Issued and Outstanding	• The number of investment units issued and outstanding as of September 30, 2005 was 79,370 units. Forecasts are based on the assumption that the number of investment units issued and outstanding shall remain unchanged for the 1st and 2nd fiscal periods.
Distributions per Unit	• Forecasts assume the distribution of 100% of unappropriated profits for the fiscal period divided by the total number of investment units issued and outstanding rounded down to the nearest whole yen.

Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• The Investment Corporation assumes that there will be no amendments in legislation, taxation, Japanese GAAP, public listing, and Investment Trusts Association standards, which affect the above forecasts. • The Investment Corporation assumes that there will be no unforeseen material changes to general economic conditions, real estate market, and other conditions.



Translation Purpose Only

To All Concerned Parties

October 19, 2005

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (Belles Modes Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on October 19, 2005 to acquire the Belles Modes Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	Belles Modes Building
(3)	Acquisition Price	:	¥5,950,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	November 1, 2005
(5)	Scheduled Date of Acquisition	:	November 1, 2005
(6)	Seller	:	Y.K.KDX 1 (Refer Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and own funds
(8)	Settlement Method	:	Payment in full on settlement

The aforementioned Belles Modes Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in the Tokyo Metropolitan area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area

The Property is located in Kojimachi. During the Edo period, Kojimachi bordered an area housing the samurai class and came to be recognized as a center of commercial activity. Today, Kojimachi retains much of its history and flavor, and is home to a number of government offices, public authorities, courthouses, embassies, and cultural facilities. As a commercial hub, the area continues to thrive with dynamic activity.

The Property is located one minute walk from Kojimachi Station on the Tokyo Metro Yurakucho Line and four minutes walk from Hanzomon Station on the Hanzomon Subway Line. Offering convenient access, the building is located along Kojimacho Odori (facing Shinjuku Dori) and is considered a landmark with an appealing external office façade.

(2) Building
The Property offers glass curtain walls, a granite surface, a ceiling height of 2.7m and floor-tile carpeting. It boasts the highest standards in office automation, and supporting pillars are separated by a distance of between 8.3m 16.9m with no central pillar. As well as impeccable external facilities, internal features have been designed to meet the needs of demanding tenants.

(3) Tenants
With a competitive location and offering high specifications, the Property is recognized for its stable occupancy and earnings potential.

Floors two through nine comprise offices housing a consulting company, a legal firm, manufacturers and those representing a variety of industries. Currently, six of eight floors are occupied. In the future, companies in the fields of communications, apparel and other endeavors are expected to take up occupancy. In connection with a vacant shop on the first floor, the Investment Corporation will undertake proactive leasing activity, promoting the areas established commercial history.

3. Property Details

Property Name		Belles Modes Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Mitsubishi Trust and Banking Corporation
Trust Term		August 9, 2005 to August 9, 2015
Current Owner / Acquisition Date		Y.K.KDX 1 / August 9, 2005
Previous Owner / Acquisition Date (Note 1)		Les Belles Modes, Tsutsui Trading Co., Ltd., and three individuals/ February 10, 1958
Location (Address)		3-3-4 Kojimachi, Chiyoda-ku, Tokyo
Usage		Office, Retail Shops
Type of Structure		Flat-roofed steel-reinforced concrete structure; two underground and nine above-ground floors
Site Area	Land	612.17 m²
	Building	5,323.81 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		May 17, 1994
Construction Company		Shimizu Corporation
Probable Maximum Loss		4.94% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥5,950,000,000
Appraisal	Appraisal Value	¥5,960,000,000
	Base Date for Appraisal	November 1, 2005
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.

Existence of Secured Interests after Acquisition	None
Masterlease Company and Property Management Company after Acquisition	Kenedix Advisors Co., Ltd.
Number of End Tenants (Note 2)	6 (As of September 30, 2005)
Total Leasable Floor Space	3,816.35 m²
Total Leased Floor Space (Note 2)	2,413.68 m² (As of September 30, 2005. The same applies below.)
Occupancy Ratio (Note 2)	63.2%
Monthly Rental Income (Excluding Consumption Tax) (Note 3)	¥17,058,187
Security and Guarantee Deposit (Note 3)	¥215,071,680
Forecast Net Operating Income	Please refer to Reference Material 2.
Special Considerations	None
Other	Notes: 1. The acquisition dates for land and building differ. The oldest acquisition date for land has been disclosed. 2. The total number of end tenants, total leased floor space, and occupancy ratio are exclusive of anticipated tenant movement identified in Item 2 (3) above. 3. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.

4. Sellers' Profile

Company Name	Y.K.KDX 1
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Principal Shareholder	Kenedix, Inc.
Business Activities	Acquisition, management, sale and related activities of trust beneficiary interests
Relationship with the Investment Corporation	Wholly owned subsidiary of Kenedix, Inc.
Special Items	Pursuant to the Memorandum on the Provision of Property Information and a warehousing request by the Asset Management Company to Kenedix, Inc., the seller acquired the Property on August 9, 2005.

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the four categories of transactions (1) through (4) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the



Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Acquisition of Property

The Investment Corporation shall acquire the property from a wholly owned subsidiary of Kenedix, Inc. Accordingly, the purchase and sale qualifies as an interested-party transaction as defined under the Asset Management Company's internal rules and regulations. Pursuant to the aforementioned rules for interested-party transactions, the Investment Corporation shall acquire the property for an acquisition price less than the appraisal value.

Kenedix, Inc. also qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company.

The Investment Corporation has not appointed an intermediary in connection with the acquisition of the property. Accordingly, a brokerage fee shall not be paid.

(2) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on November 1, 2005. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income x 2% + real estate operating income after management overhead expenses and before depreciation x 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the time of Purchase and Sale)
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million

(3) Master Lease of the Property

The Investment Corporation plans to execute a master-lease agreement with KDA on November 1, 2005. Other parties to the agreement include the property trust trustee and the Asset Management Company.

[Principal agreement terms and conditions]

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of masterlease: Pass-through

(4) Concurrent Liability Assumption Memorandum

The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on



November 1, 2005. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as master lessee had received from subtenants in connection with the master-lease agreement. As compensation for this liablility assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

6. Outlook

There are no revisions to the forecasts for the fiscal periods ending October 31, 2005 and April 30, 2006, as a result of the acquisition of the Property.



[Attached Materials]

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Property Photograph
4. Property Portfolio after Acquisition of the Property

KENEDIX

Reference Material 1

Outline of Property Appraisal

			Unit: Yen
Appraisal Value			5,960,000,000
Base Date for Appraisal			November 1, 2005
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			6,210,000,000
	Gross Operating Revenue		371,957,000
		Maximum Gross Operating Revenue	386,414,000
		Shortfall Attributed to Vacancies	14,457,000
	Operating Expenses		73,054,000
		Administrative and Maintenance Expense	39,789,000
		Taxes and Dues	32,636,000
		Other Expenses	629,000
	Net Operating Income (NOI)		298,903,000
	Capital Expenditure		9,773,000
	Gain on Guarantee Deposit Investment		8,845,000
	Net Cash Flow (NCF)		297,975,000
	Overall Capitalization Rate (NCF)		4.8%
Value Calculated Using Discounted the Cash Flow Method			5,710,000,000
	Discount Rate		4.7%
	Terminal Capitalization Rate		5.1%
Value Calculated Using the Cost Method			4,030,000,000
	Land		74.7%
	Building		25.3%



Reference Material 2

Projected Cash Flow

	Unit: Millions of Yen
A. Projected Operating Revenues	348
B. Projected Operating Expenses (excluding depreciation)	78
C. Projected NOI (A-B)	270

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 95%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

KENEDIX

Reference Material 3

Property Photograph







KENEDIX

Reference Material 4

Property Portfolio after Acquisition of the Property

Type of use	Area	No.	Property Name	Acquisition Price (Millions of yen)	Ratio	Acquisition Date
Office Buildings	Tokyo Metropolitan area	A-13	Belles Modes Building	5,950	7.9%	November 11, 2005
		A-1	Nihonbashi 313 Building	5,940	7.9%	August 1, 2005
		A-2	Sogo Hirakawacho Building	5,180	6.8%	August 1, 2005
		A-3	Higashi-Kayabacho Yuraku Building	4,450	5.9%	August 1, 2005
		A-4	Noir Hatchobori	3,680	4.9%	August 1, 2005
		A-5	K&Y Building (Southern Plaza)	2,533	3.3%	August 1, 2005
		A-6	Harajuku F.F.Building	2,450	3.2%	August 1, 2005
		A-7	FIK Minami Aoyama	2,270	3.0%	August 1, 2005
		A-8	Kanda Kihara Building	1,950	2.5%	August 1, 2005
		A-9	NNK Building	1,610	2.1%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	0.9%	August 1, 2005
	Other Regional areas	A-12	Portus Center Building	5,570	7.4%	September 21, 2005
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1.9%	August 1, 2005
	Total of 12 Office Buildings			43,717	58.2%	
Residential Properties	Tokyo Metropolitan area	B-1	Storia Sirokane	3,150	4.1%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	3.2%	August 1, 2005
		B-3	Court Mejiro	1,250	1.6%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	1.6%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	1.5%	August 1, 2005
		B-6	Court Nihonbashi-Hakozaki	1,130	1.5%	August 1, 2005
		B-7	Side Denenchofu	1,110	1.4%	August 1, 2005
		B-8	S-court Yokohama-Kannai	945	1.2%	August 1, 2005
		B-9	Court Motoasakusa	880	1.1%	August 1, 2005
		B-10	Storia Todoroki	877	1.1%	August 1, 2005
		B-11	Bloom Omotesando	875	1.1%	August 1, 2005
		B-12	Clair Court Rokakouen	831	1.1%	August 1, 2005
		B-13	Human Heim Okachimachi	830	1.1%	August 1, 2005
		B-14	Court Shinbashi	748	0.9%	August 1, 2005
		B-15	Court Suitengu	659	0.8%	August 1, 2005
	Other	B-16	Abreast Hara	444	0.5%	August 1, 2005

KENEDIX

	Regional areas	B-17	Abreast Hirabari	407	0.5%	August 1, 2005
	Total of 17 Residential Properties			**18,986**	**25.2%**	
Retail Properties	Tokyo Metropolitan area	C-1	Jinnan-zaka Frame	9,900	13.1%	August 1, 2005
		C-2	Yoyogi M Building	2,479	3.3%	September 30, 2005
	Total of 2 Retail Properties			**12,379**	**16.4%**	
Total				75,082	100.0%	Portfolio PML 6.42%

* Figures of less than one million yen are rounded off from acquisition price.

This notice is the English translation of the Japanese announcement on our Web site released on October 19, 2005. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

October 27, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Term Loan A (Short-Term)	4.0	0.39% (Note 2) (October 31, 2005 to January 31, 2006)	August 1, 2005	July 31, 2006	Unsecured/ Unguaranteed
Series 2 (Short-Term)	6.0	0.34% (Note 3) (October 31, 2005 to January 31, 2006)	September 21, 2005	September 20, 2006	Unsecured/ Unguaranteed
Term Loan B (Long-Term)	9.5	0.54% (Notes 4 & 5) (October 31, 2005 to January 31, 2006)	August 1, 2005	July 31, 2008	Unsecured/ Unguaranteed
Term Loan C (Long-Term)	9.5	0.655% (Notes 6 & 7) (October 31, 2005 to January 31, 2006)	August 1, 2005	July 31, 2010	Unsecured/ Unguaranteed

Notes:
1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month TIBOR + 0.30%
3. Three-month TIBOR + 0.25%
4. Three-month TIBOR + 0.45%
5. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through July 31, 2008 is 0.86875%.
6. Three-month TIBOR + 0.565%
7. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through July 31, 2010 is 1.28750%.

21



Translation Purpose Only

October 28, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its decision to undertake debt financing. At the same time, the Investment Corporation decided to execute interest-rate swap agreements. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to support the acquisition of a trust beneficiary interest in the Belles Modes Building and payment of associated costs.

Note: For details regarding the acquisition of the Belles Modes Building, please refer to the press release, "Notice Concerning the Acquisition of Property (Belles Modes Building)," dated October 19, 2005.

2. Details of Debt Financing

Short-Term Debt (Series 3-A)

(1)	Lender	:	Mitsubishi UFJ Trust and Banking Corporation
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	0.34% floating rate of interest (Note)
(4)	Drawdown Date	:	November 1, 2005
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on October 28, 2005.
(6)	Interest Payment Date	:	The first interest payment is on January 31, 2006, and at the end of April, July, and October every year thereafter. (In the event that an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.)
(7)	Repayment Date	:	October 31, 2006
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing November 1, 2005 through January 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25%. The interest rate after January 31, 2006, shall be disclosed as and when determined.


KENEDIX

Long-Term Debt (Series 3-B)

(1)	Lender	:	Sumitomo Mitsui Banking Corporation
(2)	Amount	:	¥1,500 million
(3)	Interest Rate	:	0.76875% fixed rate of interest
(4)	Drawdown Date	:	November 1, 2005
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on October 28, 2005.
(6)	Interest Payment Date	:	The first interest payment is on January 31, 2006, and at the end of April, July, October and January each year thereafter. (In the event that an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.)
(7)	Repayment Date	:	October 31, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Long-Term Debt (Series 3-C)

(1)	Lender	:	The Norinchukin Bank, Resona Bank, Ltd.
(2)	Amount	:	¥3,500 million
(3)	Interest Rate	:	0.54% floating rate of interest (Note)
(4)	Drawdown Date	:	November 1, 2005
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on October 28, 2005.
(6)	Interest Payment Date	:	The first interest payment is on January 31, 2006, and at the end of April, July, October and January each year thereafter. (In the event that an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.)
(7)	Repayment Date	:	October 31, 2008
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing November 1, 2005 through January 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.45%. The interest rate after January 31, 2006, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used to support the acquisition of a trust beneficiary interest in the Belles Modes Building and payment of associated costs.

4. Interest-Rate Swap Agreements

(1) Purpose

The debt financing (Series 3-C) identified in 2. above shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute interest-rate swap



agreements as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

(1)	Counterparties (Note)	:	The Chuo Mitsui Trust & Banking Co., Ltd., Resona Bank, Ltd.
(2)	Notional Amount	:	¥3,500 million
(3)	Interest Rate	:	Pay a fixed rate of interest of 1.09% Receive a floating rate of interest: three-month yen TIBOR+ 0.45%
(4)	Commencement Date	:	November 1, 2005
(5)	Termination Date	:	October 31, 2008
(6)	Interest Payment Date	:	Both fixed interest payments and floating interest payments shall be made at the end of January, April, July and October each year.

Note: The Investment Corporation shall execute a reciprocal payment agreement with The Chuo Mitsui Trust & Banking Co., Ltd. and a reciprocal payment related agreement with Resona Bank, Ltd. The notional principal amounts shall be ¥3,000 million and ¥500 million, respectively.

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	10.0	11.0	+1.0
Long-Term Debt Financing	19.0	24.0	+5.0
Total Debt Financing Balance	29.0	35.0	+6.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.



Translation Purpose Only

November 1, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

(Revised) Notice Concerning the Acquisition of Property (Belles Modes Building)

Kenedix Realty Investment Corporation revised a part of the press release "Notice Concerning the Acquisition of Property (Belles Modes Building)" dated November 1, 2005.

Revision: 4. Seller's Profile (Representative)

Incorrect data:

Representative	Ryosuke Honma

Revised data

Representative	Mitsutaka Nakamura

This notice is the English translation of the Japanese announcement on our Web site released on November 1, 2005. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

December 6, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (Venus Hibarigaoka)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on December 6, 2005 to acquire the Venus Hibarigaoka. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	Venus Hibarigaoka
(3)	Acquisition Price	:	¥1,800,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Acquistion Contract	:	December 8, 2005
(5)	Scheduled Date of Acquisition	:	December 8, 2005
(6)	Seller	:	Libera Corporation (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and own funds
(8)	Settlement Method	:	Payment in full on settlement

The aforementioned Venus Hibarigaoka shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of residential buildings in regional areas, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area
The Property is located in a highly popular residential area in the eastern part of Sapporo. The Property is conveniently located approximately five minutes on foot from Hibarigaoka Station on the Tozai Subway Line, which is 18 minutes to Odori Station in the heart of Sapporo and only one stop (two minutes) from New Sapporo Station, a newly emerging city center where many shops are concentrated. The area also

provides a number of facilities to enhance everyday convenience, including public facilities such as government offices, parks and schools, as well as supermarkets, convenience stores and medical clinics.

(2) Building
The Property is a residential complex with a total of 159 units in three separate buildings of equal dimensions. Housing units are 3LDK or 4LDK family-type units ranging from 68.51 m^2 to 89.98 m^2. The Property also boasts high-grade internal features among leasing residences in the area, including all-electric systems, cable television, trunk rooms and a parking area that accommodates 117 vehicles, sufficiently meeting the demands of tenants.

(3) Tenants
The Property is used by a wide variety of families, including as company rental housing for major corporations in Hokkaido and Honshu, and as a rental residence for employees who work in Sapporo. We expect to maintain a certain occupancy rate due to the convenient access to the center of Sapporo and the New Chitose Airport Terminal, as well as the pleasant living environment and the luxurious atmosphere provided by the facilities.

3. Property Details

Property Name		Venus Hibarigaoka
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		December 8, 2005 to August 1, 2015
Current Owner / Acquisition Date		Libera Corporation / August 1, 2005 (Note 1)
Previous Owner / Acquisition Date		Higashinihon Ferry Corporation / May 30, 1989 (Note 2)
Location (Address)		1) 2-24-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido 2) 2-25-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido 3) 2-26-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido
Usage		Residential complex
Type of Structure		Family type
Structure		1) Steel reinforced concrete with flat roof, six floors 2) Steel reinforced concrete with flat roof, five floors 3) Steel reinforced concrete with flat roof, six floors
Site Area	Land	8,595.00 m^2
	Building	14,976.25 m^2 (Note 3)
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 13, 1989
Construction Company		Shimizu Corporation
Probable Maximum Loss		6.48% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,800,000,000
Appraisal	Appraisal Value	¥1,800,000,000
	Base Date for Appraisal	December 1, 2005
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.

Existence of Secured Interests after Acquisition	None
Masterlease Company and Property Management Company after Acquisition	Kenedix Advisors Co., Ltd.
Total Leasable Floor Space	12,829.64 m^2 (As of November 11, 2005. The same applies below. (Note 4)
Total Leased Floor Space	10,262.84 m^2 (Note 4)
Occupancy Ratio	79.9% (Note 4)
Total Leasable Units	159 (Note 4)
Total Leased Units	128 (Note 4)
Monthly Rental Income (Excluding Consumption Tax)	¥8,487,100 (Note 5)
Security and Guarantee Deposit	¥16,014,650 (Note 5)
Forecast Net Operating Income	Please refer to Reference Material 2.
Special Considerations	None
Other	Notes: 1. The current owner is the surviving company of a merger with the previous owner that took place on August 1, 2005. 2. The previous owner acquired the land and the building on different dates, and the acquisition date for the building is used here. 3. The figure indicates the total for the three buildings. The figure does not include the area of the following structures that are attached to buildings 1) through 3). 1) Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor space: 114.67 m^2 2) Type: Management office; Structure: Flat, steel reinforced concrete structure with flat roof; Floor space: 46.36 m^2 Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor space: 141.70 m^2 3) Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor space: 154.05 m^2 4. The figure includes an area of 2,814.88 m^2 (35 units, all occupied) that will be leased after the acquisition by the Investment Corporation. As of November 11, 2005, the current owner is using this area. 5. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts. In addition, the figure does not include the amount for the 35 units mentioned in 4. above that will be leased after the acquisition by the Investment Corporation.

4. Sellers' Profile

Company Name	Libera Corporation
Head Office Address	1-4-24 Chuo Kure-city Hiroshima, Japan (Libera Building)
Representative	Kenji Yamamoto, Representative Director
Capital	¥230 million
Principal Shareholder	Kenji Yamamoto
Business Activities	Marine transport industry and others

Relationship with the Investment Corporation	None
Special Items	None

*As of December 1, 2005

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (3) below.

Kenedix REIT Management, Inc. ("the Asset Management Company), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on December 8, 2005. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income x 2% + real estate operating income after management overhead expenses and before depreciation x 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property

The Investment Corporation plans to execute an amendment to the masterlease agreement with KDA on December 8, 2005. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of masterlease: Pass-through

(3) Concurrent Liability Assumption Memorandum

The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on December 8, 2005. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the masterlease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

6. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2006 as a result of the acquisition of the Property.



Attached Materials

1. **Outline of Property Appraisal**
2. **Projected Cash Flow**
3. **Property Photograph**
4. **Property Portfolio after Acquisition of the Property**

KENEDIX
Realty Investment Corporation

Reference Material 1

Outline of Property Appraisal

			Unit: Yen
Appraisal Value			1,800,000,000
Base Date for Appraisal			December 1, 2005
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			1,840,000,000
	Gross Operating Revenue		174,329,000
		Maximum Gross Operating Revenue	189,404,000
		Shortfall Attributed to Vacancies	15,075,000
	Operating Expenses		44,443,000
		Administrative and Maintenance Expense	21,498,000
		Taxes and Dues	17,575,000
		Other Expenses	5,370,000
	Net Operating Income (NOI)		129,886,000
	Capital Expenditure		20,000,000
	Gain on Guarantee Deposit Investment		707,000
	Net Cash Flow (NCF)		110,593,000
	Overall Capitalization Rate (NCF)		6.0%
Value Calculated Using the Discounted Cash Flow Method			1,760,000,000
	Discount Rate		5.5%
	Terminal Capitalization Rate		6.2%
Value Calculated Using the Cost Method			1,710,000,000
	Land		33.5%
	Building		66.5%

KENEDIX
Realty Investment Corporation

Reference Material 2

Projected Cash Flow

	Unit: Millions of yen
A. Projected Operating Revenues	167
B. Projected Operating Expenses (excluding depreciation)	48
C. Projected NOI (A−B)	119

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an estimated occupancy ratio of 90%.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

KENEDIX

Reference Material 3

Property Photograph







KENEDIX

Reference Material 4

Property Portfolio after Acquisition of the Property

Type of use	Area	No	Property Name	Acquisition Price (Millions of Yen)	Ratio	Acquisition Date
Office Buildings	Tokyo Metropolitan area	A-13	Belles Modes Building	5,950	7.7%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	7.7%	August 1, 2005
		A-2	Sogo Hirakawacho Building	5,180	6.7%	August 1, 2005
		A-3	Higashi-Kayabacho Yuraku Building	4,450	5.7%	August 1, 2005
		A-4	Noir Hatchobori	3,680	4.7%	August 1, 2005
		A-5	K&Y Building (Southern Plaza)	2,533	3.2%	August 1, 2005
		A-6	Harajuku F.F.Building	2,450	3.1%	August 1, 2005
		A-7	FIK Minami Aoyama	2,270	2.9%	August 1, 2005
		A-8	Kanda Kihara Building	1,950	2.5%	August 1, 2005
		A-9	NNK Building	1,610	2.0%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	0.9%	August 1, 2005
	Other Regional areas	A-12	Portus Center Building	5,570	7.2%	September 21, 2005
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1.8%	August 1, 2005
	Total of 13 Office Buildings			**43,717**	**56.8%**	
Residential Properties	Tokyo Metropolitan area	B-1	Storia Sirokane	3,150	4.0%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	3.1%	August 1, 2005
		B-3	Court Mejiro	1,250	1.6%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	1.5%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	1.5%	August 1, 2005
		B-6	Court Nihonbashi-Hakozaki	1,130	1.4%	August 1, 2005
		B-7	Sido Denenchofu	1,110	1.4%	August 1, 2005
		B-8	S-court Yokohama-Kannai II	945	1.2%	August 1, 2005
		B-9	Court Motoasakusa	880	1.1%	August 1, 2005
		B-10	Storia Todoroki	877	1.1%	August 1, 2005
		B-11	Bloom Omotesando	875	1.1%	August 1, 2005
		B-12	Clair Court Rokakouen	831	1.0%	August 1, 2005
		B-13	Human Heim Okachimachi	830	1.0%	August 1, 2005
		B-14	Court Shinbashi	748	0.9%	August 1, 2005
		B-15	Court Suitengu	659	0.8%	August 1, 2005
	Other Regional areas	B-18	Venus Hibarigaoka	1,800	2.3%	December 8, 2005
		B-16	Abreast Hara	444	0.5%	August 1, 2005
		B-17	Abreast Hirabari	407	0.5%	August 1, 2005
	Total of 18 Residential Properties			**20,786**	**27.0%**	
Retail Facilities	Tokyo Metropolitan area	C-1	Jinnan-zaka Frame	9,900	12.8%	August 1, 2005
		C-2	Yoyogi M Building	2,479	3.2%	September 30, 2005
	Total of 2 Retail Facilities			**12,379**	**16.1%**	
Total of 33 properties				76,882	100.0%	Portfolio PML:5.84%

*Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the second decimal place.



Translation Purpose Only

December 6, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on December 6, 2005 to undertake debt financing. At the same time, the Investment Corporation decided to execute an interest-rate swap agreement. Details for the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to support the acquisition and payment of associated costs of a trust beneficiary interest in the Venus Hibarigaoka.

Note: For details regarding the acquisition of a trust beneficiary interest in the Venus Hibarigaoka, please refer to the press release "Notice Concerning the Acquisition of Property (Venus Hibarigaoka)," dated December 6, 2005.

2. Details of Debt Financing

Long-term Debt (Series 4)

(1)	Lender	:	Aozora Bank, Ltd., Resona Bank, Ltd.
(2)	Amount	:	¥2,000 million
(3)	Interest Rate	:	0.54% Floating rate of interest (Note)
(4)	Drawdown Date	:	December 8, 2005
(5)	Debt Financing Method	:	The Investment Corporation has executed individual debt financing agreements with the aforementioned lenders on December 6, 2005
(6)	Interest Payment Date	:	First interest payment on March 7, 2006, and on March 7, June 7, September 7, and December 7, every year, thereafter. (In the event an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.)
(7)	Repayment Date	:	December 7, 2008
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing December 8, 2005 through March 7, 2006. Thereafter,



the interest rate shall be calculated based on three-month yen TIBOR +0.45%. The interest rate after March 7, 2006 shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used to support the acquisition and payment of associated costs of a trust beneficiary interest in the Venus Hibarigaoka.

4. Interest-Rate Swap Agreement

(1) Purpose
Debt financing (Series 4) identified in 2. preceding shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute an interest-rate swap agreement as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

①	Counterparty (Note)	:	Aozora Bank, Ltd., Resona Bank, Ltd.
②	Notional Amount	:	¥2,000 million
③	Interest Rate	:	Pay a fixed rate of interest of 1.0975% Receive a floating rate of interest: three-month yen TIBOR+0.45%
④	Commencement Date	:	December 8, 2005
⑤	Termination Date	:	December 7, 2008
⑥	Interest Payment Date	:	First interest payment on March 7, 2006, and on March 7, June 7, September 7, and December 7, every year, thereafter. (In the event an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.)

Note: The Investment Corporation shall execute a reciprocal payment agreement with each of Aozora Bank, Ltd. and Resona Bank, Ltd. Notional principal amounts are ¥1,500 million and ¥500 million, respectively.

KENEDIX

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	11.0	11.0	0
Long-Term Debt Financing	24.0	26.0	+2.0
Total Debt Financing Balance	35.0	37.0	+2.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.



Translation Purpose Only

December 7, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Falsification of Structural Statements by Aneha Architectural Design Firm

On December 6, 2005, the Ministry of Land, Infrastructure and Transport disclosed a list of properties that had been constructed on the basis of falsified structural calculation sheets. This announcement was in connection with the falsification of earthquake-resistance data prepared by Aneha Architectural Design Firm, located in Chiba. The list compiled from reports received by the Ministry as of December 6, 2005 (6.00 p.m.) comprised 62 properties that had been constructed on the basis of falsified structural calculation sheets prepared by Aneha Architectural Design Firm, including 21 properties previously identified in an announcement dated November 21, 2005, and a further 41 properties uncovered after November 21, 2005, as well as 5 properties identified in media reports. There were no properties owned by Kenedix Realty Investment Corporation ("the Investment Corporation") on this list.

Furthermore, after an in-house investigation of every property in its portfolio, the Investment Corporation has confirmed that none of its properties have been connected with the activities of Aneha Architectural Design Firm.

KENEDIX
Realty Investment Corporation

Translation Purpose Only

December 9, 2005

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (Conclusion of an Agreement)
(Collection Higashisakura)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on December 9, 2005 to acquire the Collection Higashisakura. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	(Tentative Name) Collection Higashisakura
(3)	Scheduled Acquisition Price	:	¥1,264,000,000 Excluding acquisition costs, property tax, city-planning tax, consumption tax, etc. The acquisition price may increase or decrease in the event of future changes to the current design and specification plans. Real estate acquisition taxes related to new building construction, and registration and license taxes related to the description record and initial title registration of the building shall be borne by the seller.
(4)	Seller	:	WOOD FRIENDS Co., Ltd. (Refer to Item 4. Seller's Profile for details)
(5)	Date of Acquistion Contract	:	December 9, 2005
(6)	Scheduled Date of Acquisition	:	Date to be agreed upon by the seller and the Investment Corporation, in principle by May 20, 2006.
(7)	Acquisition Funds	:	Debt financing and own funds
(8)	Settlement Method	:	Payment in full on settlement

The aforementioned Collection Higashisakura shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio in regional area residences, and to further

enhance and stabilize the Investment Corporation's overall investment portfolio, in accodance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area
The Takaoka region where the Property is located consists of office and residential properties on the east side of the Sakae district, the Nagoya area's largest commercial and business district. Not only is the Property within walking distance of the Sakae area, it is also approximately one minute on foot to Takaoka Station on the Sakura-dori Line of the Nagoya City Subway. Just four stops (six minutes) from Nagoya Station, this competitive location in the heart of Nagoya with its proximity to Takaoka Station provides the Property with a high-degree of convenience in terms of accessability.

(2) Building
The Property is a residential complex with a total of 65 units from floors 2-14 (five units per floor), and a retail shop on the ground floor. Residential units are 1DK or 1LDK (approximately 39 m^2 per unit) compact-type units equipped with all-electric systems, 14 x 16 size unit baths, large mail boxes capable of receiving packages, auto-lock systems and other features. Together with the standard 2.7 m ceilings, the Property boasts facilities and specifications that are more than sufficient to meet tenants' needs.

(3) Tenants
The Investment Corporation expects the Property to attract primarily white-collar households from other metropolitan areas (households of workers being transferred), company employees stationed in Nagoya without their families, and Double Income No Kids (DINKS) households. The convenience of being located near the city center, as well as the competitive strength of the units' facilities and specifications are expected to lead to a stable occupancy rate over the mid- to long-term.

(4) Relevance and Risk Reduction of Investment in Properties under Construction
Generally speaking, reaching transaction agreements while a property is still being constructed, and acquiring the property after construction is completed enables acquisitions under more favorable conditions than purchasing existing properties that are already being used. The Investment Corporation considers the early securing of properties still under construction to be one effective strategy of adding prime new properties to its portfolio.

Because the Property is still under construction, there are certain future inheritant risks (uncertainties), including risks related to the completion of construction, construction delays, real estate market risks and others.

The Investment Corporation seeks to reduce such risks through the following measures.

Risks related to the completion of construction and construction delays

- Approximately one year has passed since the confirmation of construction was obtained in December 2004. The transaction agreement was reached with only three months remaining until the scheduled completion of construction.
- In principle, construction is conducted based upon the content of design and specifications designated in the transaction agreement. The Investment Corporation receives regular reports from the seller regarding the progress of construction and

related conditions.

- The Investment Corporation shall judge whether or not there are any flaws with the result of building inspections conducted after the completion of construction, or whether there are any defects with the building itself as a condition for the acquisition of the Property to be carried out.

Real estate market risk

- We conduct investigation into leasing rate and property value levels by using third party perspectives, including leasing market reports received from leasing specialists, price surveys by real estate appraisers and other sources.
- The limit for the seller to transfer the Property to the Investment Corporation is established as two months from the scheduled completion of building construction. The Property is to be transferred after a certain period of leasing activity has been conducted by the seller.
- Kenedix Advisors Co., Ltd. shall conduct leasing and management operations as the masterlease company and property management company on behalf of the seller during the abovementioned period before the transfer of the Property.

3. Property Details

Property Name		(Tentative Name) Collection Higashisakura
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Unspecified (Note 1)
Trust Term		Unspecified (Note 1)
Current Owner / Acquisition Date		WOOD FRIENDS Co., Ltd. ／Land in ① below: November 5, 2004 Land in ② below: December 25, 2004 (Note 2)
Previous Owner / Acquisition Date		①Lot number 509 (100% ownership), lot number 516 (100% ownership), lot number 508-1 (portion of co-ownership: 1299/9920) …Sato Kogyo Co., Ltd./July 30, 1990 ②Lot number 508-1 (portion of co-ownership: 8621/9920 …J-net Rental & Lease CO., Ltd.／July 29, 2004 (Note 2)
Location (Address)		1-5-21 Higashisakura, Higashi-ku, Nagoya, Aichi
Usage		Residential・Commercial (Note 3)
Type of Structure		Compact type (Note 3)
Structure		Steel Reinforced Concrete, 14 floors (Note 3)
Site Area	Land	462.52 ㎡
	Building	3,284.54 ㎡ (Note 3)
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Scheduled Completion Date		March 20, 2006
Construction Company		Sato Kogyo Co., Ltd (Note 4)
Confirmation of Construction	Building	December 10, 2004; 2004 Confirmation service number S423-1491 (Note 4)

	Facilities (Elevator)	October 7, 2005; 2005 Confirmation service number S525-1309 (Note 4)
Probable Maximum Loss		12.20% (SOMPO JAPAN RISK MANAGEMENT, INC.) (Note 5)
Acquisition Price		¥1,264,000,000 (Note 6)
Price Survey	Survey Value	¥1,274,000,000 (Note 5) (Note 7)
	Base Date for Survey	October 14, 2005
	Surveyor	Chuo Real Estate Appraisal Co., Ltd.
	Details	Please refer to Reference Material 1.
Existense of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Unspecified (Note 8)
Total Leasable Floor Space		2,655.31 m^2 (Including 1st floor-shop space of 76.11 m^2) (Note 3)
Total Leased Floor Space		—
Occupancy Ratio		—
Total Leasable Units		66 units (One shop on the first floor included) (Note3)
Total Leased Units		—
Monthly Rental Income (Excluding Consumption Tax)		—
Security and Guarantee Deposit		—
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. The Property shall be transferred from the seller to a domestic trust bank under a real estate trust. 2. Because the building is currently under construction, each land acquisition date is shown. 3. Figures shown are based upon the current blueprint for the building, and are subject to future changes. The Investment Corporation shall judge whether or not there are any flaws with the result of building inspections conducted after the completion of construction, or whether there are any defects with the building itself as a condition for the acquisition of the Property to be carried out. 4. The building design is being carried out by K-PLAN Ltd. and structural design is being conducted by Sanjo Sekkei Ltd. The building and facilities are being inspected by Kakunin Service Inc. (Former company name: Aichi Tatemono Kakunin Kensa Service Inc.) 5. Figures and prices shown are based upon current design and specifications.	

	6. (1) Figure does not include acquisition fees, property tax, city planning tax or consumption tax. (2) The acquisition price may increase or decrease in the event that there are future changes to the current design and specifications. (3) Real estate acquisition taxes related to new building construction, and registration and license taxes related to the description record and initial title registration of the building shall be borne by the seller. 7. Because the building is under construction, an inspection of the Property has not been conducted. Accordingly, the survey price is assigned by an appraiser that, at the time of the survey, assumes that building construction will be completed as scheduled and assigns a price in accordance with real estate appraisal methods. The survey price recorded here differs from that of the appraisal price as determined by Article 2, Paragraph 1 of the Law Concerning Real Estate Appraisal. 8. Kenedix Advisors Co., Ltd. shall conduct leasing and management operations as the masterlease company and property management company on behalf of the seller during the period from the completion of construction until the transfer of the Property.

4. Seller's Profile

Company Name	WOOD FRIENDS Co., Ltd.
Head Office Address	3-27-24 Tsutsui, Higashi-ku, Nagoya, Aichi
Representative	Kazuhiko Maeda, Representative Director
Capital	¥279.125 million
Principal Shareholder	Kazuhiko Maeda
Business Activities	Real estate (leasing, intermediary, buying and selling, planning and construction, etc.)
Relationship with the Investment Corporation	None
Special Items	None

*As of May 31, 2005

5. Interested-Party Transactions

No transactions took place with interested parties or with interested parties as defined according to internal regulations of the asset management company during the conclusion of the acquisition agreement for the Property.

KENEDIX
Realty Investment Corporation

6. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2006 as a result of the acquisition of the Property.

7. Other

The Investment Corporation plans to disclose further information related to the acquisition of the Property at the time of the acquisition.

This notice is the English translation of the Japanese announcement on our Web site released on December 9, 2005. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

1. Outline of Price Survey
2. Projected Cash Flow
3. Property Image

KENEDIX
Realty Investment Corporation

Reference Material 1

Outline of Price Survey

			Unit: Yen
Survey Price			1,274,000,000
Base Date for Survey			October 14, 2005
Surveyor			Chuo Real Estate Appraisal Co., Ltd.
Value Calculated Using the Direct Capitalization Method			1,312,000,000
	Gross Operating Revenue		93,196,000
		Maximum Gross Operating Revenue	94,585,000
		Shortfall Attributed to Vacancies	4,699,000
		Gain on Guarantee Deposit Investment	3,310,000
	Operating Expenses		19,289,000
		Administrative and Maintenance Expense	10,083,000
		Taxes and Dues	7,206,000
		Other Expenses	2,000,000
	Net Operating Income (NOI)		73,907,000
	Capital Expenditure		3,061,000
	Net Cash Flow (NCF)		70,846,000
	Overall Capitalization Rate (NCF)		5.4%
Value Calculated Using the Discounted Cash Flow Method			1,274,000,000
	Discount Rate		5.1%
	Terminal Capitalization Rate		5.9%
Value Calculated Using the Cost Method			909,000,000
	Land		26.0%
	Building		74.0%

KENEDIX
Realty Investment Corporation

Reference Material 2

Projected Cash Flow

	Unit: Millions of yen
A. Projected Operating Revenues	91
B. Projected Operating Expenses (excluding depreciation)	15
C. Projected NOI (A-B)	76

Underlying assumptions

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an estimated occupancy ratio of 93%.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Property Image
(The above is a conceptual image of the completed building based upon blueprint specifications, and may differ from the actual completed property.)



FINANCIAL REPORT FOR THE FISCAL PERIOD ENDED OCTOBER 31, 2005
(May 6, 2005 to October 31, 2005)

December 15, 2005

Kenedix Realty Investment Corporation is listed on the Tokyo Stock Exchange with the securities code number 8972. (URL: http://www.kdx-reit.com)

Contact: Kenedix REIT Management, Inc.
Masahiko Tajima, General Manager, Financial Planning Division
Tel: +81-3-5288-7629

Board of directors meeting for approving financial results: December 15, 2005

This financial report has been prepared in accordance with Japanese accounting standards and Japanese law. Figures have been rounded down to eliminate amounts of less than one million yen.

1. PERFORMANCE FOR THE FIRST FISCAL PERIOD (MAY 6, 2005~OCTOBER 31, 2005)

(1) Business Results

(Millions of yen)

	Operating Revenues	Percentage Change	Operating Income	Percentage Change	Ordinary Income	Percentage Change	Net Income	Percentage Change
First Fiscal Period	¥1,196	—%	¥589	—%	¥243	—%	¥242	—%

(Yen)

	Net Income per Unit	Return on Unitholders' Equity (ROE)	<Reference> Annualized	Ordinary Income to Total Assets	<Reference> Annualized	Ordinary Income to Operating Revenues
First Fiscal Period	¥5,302	0.6%	2.2%	0.3%	1.3%	20.3%

Notes:

1. Net income per unit is calculated using the average number of investment units for the first fiscal period: 45,683 units. Actual investment management for the first period commenced on August 1,2005.
   Accordingly, net income per unit calculated using the weighted average number of investment units outstanding for the period commenced through August 1,2005 through October 31,2005 (78,722 units) was ¥3,077.
   Furthermore, net income per unit calculated using the number of investment units outstanding as of October 31, 2005 (79,370 units) was ¥3,052.
2. Changes in accounting policies: No
3. Percentage change figures are not shown for operating revenues, operating income, ordinary income and net income because the fiscal period is the first fiscal period.
4. Annualized percentage figures = Percentage figures for the first fiscal period / number of days in the actual period of investment management (92days) × 365 days.
5. Return on unitholders' equity and ordinary income to total assets are calculated using the averages of the respective balances of unitholders' equity and total assets as of the beginning and end of the fiscal period. The actual investment management commencement date of August 1, 2005 is used in the aforementioned calculations.

(2) Distributions

(Millions of yen, yen)

	Distribution per Unit (Yen) Excluding Excess of Earnings	Total Distributions	Distribution in Excess of Earnings per Unit (Yen)	Total Distributions in Excess of Earnings	Payout Ratio	Distribution Ratio to Unitholders' Equity
First Fiscal Period	¥3,052	¥242	—	—	99.9%	0.5%

Note: The payout ratio is rounded down to the nearest first decimal place.

(3) Financial Position (Millions of yen, yen)

	Total Assets	Unitholders' Equity	Unitholders' Equity to Total Assets	Unitholders' Equity per Share of Common Stock (Yen)
First Fiscal Period	¥77,325	¥44,527	57.6%	¥561,008

Note: The number of investment units outstanding as of October 31,2005 totaled 79,370 units.

2. FORECAST OF RESULTS FOR THE SECOND FISCAL PERIOD (NOVEMBER 1, 2005～APRIL 30, 2006)

(Millions of yen, yen)

	Operating Revenues	Ordinary Income	Net Income	Distribution per Unit (Yen) Excluding Excess of Earnings	Distribution in Excess of Earnings per Unit (Yen)
Second Fiscal Period	¥2,814	¥1,035	¥1,034	¥13,000	—

Reference: Estimated net income per unit for the second fiscal period: ¥13,000

Note: Forecasts presented in this document are based on "Assumptions for Forecasts for the Second Fiscal Period (from November 1, 2005 to April 30, 2006) and the Third Fiscal Period (from May 1, 2006 to October 31, 2006)" identified in a separate reference. Forecasts for net income and distribution per unit may differ from actual results due to changes in operating conditions and a variety of factors. Accordingly, Kenedix Realty Investment Corporation does not guarantee any distribution amount.

The information above is translated from the first page of the Japanese "Kessan Tanshin" report, dated December 15, 2005. Kenedix Realty Investment Corporation makes no assurance or warranty with respect to the completeness or accuracy of this English translation. To guarantee complete and accurate information, please refer to the original report in Japanese.



Translation Purpose Only

January 27, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Term Loan A (Short-Term)	4.0	0.40364% (Note 2) (January 31, 2006 to April 28, 2006)	August 1, 2005	July 31, 2006	Unsecured/ Unguaranteed
Series 2 (Short-Term)	6.0	0.35364% (Note 3) (January 31, 2006 to April 28, 2006)	September 21, 2005	September 20, 2006	Unsecured/ Unguaranteed
Term Loan B (Long-Term)	9.5	0.55364% (Notes 4 & 5) (January 31, 2006 to April 28, 2006)	August 1, 2005	July 31, 2008	Unsecured/ Unguaranteed
Term Loan C (Long-Term)	9.5	0.66864% (Notes 6 & 7) (January 31, 2006 to April 28, 2006)	August 1, 2005	July 31, 2010	Unsecured/ Unguaranteed
Series 3-A (Short-Term)	1.0	0.35364% (Note 3) (January 31, 2006 to April 28, 2006)	November 1, 2005	October 31, 2006	Unsecured/ Unguaranteed
Series 3-C (Long-Term)	3.5	0.55364% (Notes 4 & 8) (January 31, 2006 to April 28, 2006)	November 1, 2005	October 31, 2008	Unsecured/ Unguaranteed

Notes:
1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.30%
3. Three-month yen TIBOR + 0.25%
4. Three-month yen TIBOR + 0.45%
5. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through July 31, 2008 is 0.86875%.
6. Three-month yen TIBOR + 0.565%
7. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through July 31, 2010 is 1.28750%.
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥3.5 billion. As a result, the interest rate applicable through October 31, 2008 is 1.09%.



Translation Purpose Only

To All Concerned Parties

February 27, 2006

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (Reland Center Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on February 27, 2006, to acquire the Reland Center Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Real estate
(2)	Property Name	:	Reland Center Building
(3)	Acquisition Price	:	¥2,252,300,000 (excluding acquisition costs, property tax, city-planning tax, consumption tax, etc.)
(4)	Date of Acquistion Contract	:	March 1, 2006
(5)	Scheduled Date of Acquisition	:	March 1, 2006
(6)	Seller	:	Manni Tochi K.K. (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and own funds
(8)	Settlement Method	:	Payment in full on settlement

The aforementioned Reland Center Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in Tokyo metropolitan areas and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area

Funabashi City, within Chiba Prefecture and second only to Chiba City in terms of numbers of offices and office workers (according to the 2004 Establishment and Enterprise Census carried out by the Statistics Bureau, Ministry of Internal Affairs and Communications), is building up its own distinct office market. Office supply and demand is commensurate with a major urban area located between metropolitan Tokyo and Chiba City. K.K. Ikoma Data Service System's White Paper on Real Estate 2005 indicates that advertised rents and occupancy ratios exceed even the high levels of those in the area around Chiba Station in recent years.

The Property is located in the vicinity of Funabashi Station, which as Funabashi's terminal hub is served by the JR Sobu Line, Tobu Noda Line, Keisei Line, and the Keiyo high-speed rail link, and acts as a focus for all means of transportation. Of particular importance, Funabashi Station is 25 minutes from Tokyo Station by JR Sobu Line express train, 14 minutes from Chiba Station, and affords superb transportation access to both the metropolis and central Chiba Prefecture alike.

The Property, three minutes via the bus and taxi terminal and a pedestrian deck from Funabashi Station's north exit, is in a prime, even by Funabashi standards, highly competitive location in the heart of the city.

(2) Building

The Property, which has an inner garden in its communal area, is of an open-plan structure. Office space is of the type that has no central pillars, a typical floor layout comprising partitioned compartments each equipped with dedicated air conditioning for a specification that will easily meet tenant needs.

Furthermore, the Property's south-facing entrance and exit concourse on the second floor is directly linked to Funabashi Station's north exit by a pedestrian deck, enabling people to gain access from the station without the need to cross a street.

(3) Tenants

Funabashi is also the second most populous city in Chiba Prefecture (numbering approximately 570,000 people in January 2006) and, as passenger numbers at JR Funabashi Station are among the largest in JR's Chiba region, many businesses are setting up offices in the Funabashi area to target individual customers.

The tenants currently occupying the Property, which is located in a highly competitive location near the station, even by Funabashi standards, include branch offices and sales offices of several representative life insurance companies of Japan, a major real estate company that is listed on the Tokyo Stock Exchange's First Section and a consumer credit company. The diversification of tenants that have taken advantage of the unique characteristics of the location is being fulfilled.

3. Property Details

Property Name		Reland Center Building
Type of Specified Asset		Real estate
Current Owner / Acquisition Date		Manni Tochi K.K. / December 14, 1999
Previous Owner / Acquisition Date		K.K.OCT / June 13, 1994
Location (Address)		7-11-5 Honcho, Funabashi, Chiba
Usage		Offices, Shops
Structure		Flat-roofed steel-reinforced concrete structure; one underground floor, eight stories
Site Area	Land	1,180.41m^2
	Building	5,970.12 m^2

Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		April 13, 1989
Construction Company		Taisei Corporation
Probable Maximum Loss		4.11% (Sompo Japan Risk Management, Inc.)
Acquisition Price		¥2,252,300,000
Appraisal	Appraisal Value	¥2,260,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		16 (as of December 31, 2005. The same applies below.)
Total Leasable Floor Space		3,875.45 m^2
Total Leased Floor Space		3,444.85 m^2
Occupancy Ratio		88.88% (Note 1)
Monthly Rental Income (Excluding Consumption Tax)		¥13,712,180 (Note 2)
Security and Guarantee Deposit		¥122,706,075 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations		None
Other	Notes: 1. Occupancy ratio as of February 27, 2006 is 96.71%. 2. Monthly rental income and security and guarantee deposit information is exclusive of advertising and parking facility amounts.	

4. Sellers' Profile

Company Name	Manni Tochi K.K.
Head Office Address	2-4-4 Kajicho, Chiyoda-ku, Tokyo
Representative	Hideaki Sekine, Director
Capital	¥100 million
Principal Shareholder	Hideaki Sekine
Business Activities	Real estate trade, leasing, management and brokerage
Relationship with the Investment Corporation	None
Special Items	None

*As of February 27, 2006

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's



internal rules and regulations, shall fall under the transaction categories (1) and (2) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on March 1, 2006. Other parties to the agreement include the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level.

Outline of Property Managements Fees:

- Leasing management fees

  Rental income x 2% + real estate operating income after management overhead expenses and before depreciation x 2%
- Management transfer fees

Property Price	Management Transfer Fee (At the time of purchase and sale)
More than ¥1.0 billion and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property

The Investment Corporation plans to execute a master lease agreement with KDA on March 1, 2006. Other parties to the agreement include the Asset Management Company.

[Principal agreement terms and conditions]

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

6. Outlook

There are no revisions to the forecasts for the fiscal periods ending April 30, 2006, and October 31, 2006, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on February 27, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Attached Materials

1. **Outline of Property Appraisal**
2. **Projected Cash Flow**
3. **Property Photographs**
4. **Property Portfolio after Acquisition of the Property**

KENEDIX
Realty Investment Corporation

Reference Material 1

Outline of Property Appraisal

			Unit: Yen
Appraisal Value			2,260,000,000
Base Date for Appraisal			March 1, 2006
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			2,370,000,000
	Gross Operating Revenue		205,658,000
		Maximum Gross Operating Revenue	213,385,000
		Shortfall Attributed to Vacancies	7,727,000
	Operating Expenses		57,592,000
		Administrative and Maintenance Expense	40,173,000
		Taxes and Dues	16,807,000
		Other Expenses	612,000
	Net Operating Income (NOI)		148,066,000
	Capital Expenditure		14,362,000
	Gain on Guarantee Deposit Investment		3,958,000
	Net Cash Flow (NCF)		137,662,000
	Overall Capitalization Rate (NCF)		5. 8%
Value Calculated Using the Discounted Cash Flow Method			2,210,000,000
	Discount Rate		5. 5%
	Terminal Capitalization Rate		6. 0%
Value Calculated Using the Cost Method			1,750,000,000
	Land		57. 64%
	Building		42. 36%

KENEDIX
Realty Investment Corporation

Reference Material 2

Projected Cash Flow

	Unit: Millions of yen
A. Projected Operating Revenues	205
B. Projected Operating Expenses (excluding depreciation)	71
C. Projected NOI (A – B)	134

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 95%, based on the current occupancy ratio and future changes of occupancy
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

KENEDIX

Reference Material 3

Property Photographs







KENEDIX

Reference Material 4

Property Portfolio after Acquisition of the Property

Type of use	Area	No.	Property Name	Acquisition Price (Millions of yen)	Ratio	Acquisition Date
Office Buildings	Tokyo Metropolitan area	A-13	Belles Modes Building	5,950	7.5%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	7.5%	August 1, 2005
		A-2	Sogo Hirakawacho Building	5,180	6.5%	August 1, 2005
		A-3	Higashi-Kayabacho Yuraku Building	4,450	5.6%	August 1, 2005
		A-4	Noir Hatchobori	3,680	4.6%	August 1, 2005
		A-5	K&Y Building (Southern Plaza)	2,533	3.2%	August 1, 2005
		A-6	Harajuku F.F.Building	2,450	3.0%	August 1, 2005
		A-7	FIK Minami Aoyama	2,270	2.8%	August 1, 2005
		A-14	Reland Center Building	2,252	2.8%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	2.4%	August 1, 2005
		A-9	NNK Building	1,610	2.0%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	0.8%	August 1, 2005
	Other Regional areas	A-12	Portus Center Building	5,570	7.0%	September 21, 2005
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1.8%	August 1, 2005
	Total of 14 Office Buildings			**45,969**	**58.0%**	
Residential Properties	Tokyo Metropolitan area	B-1	Storia Sirokane	3,150	3.9%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	3.1%	August 1, 2005
		B-3	Court Mejiro	1,250	1.5%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	1.5%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	1.4%	August 1, 2005
		B-6	Court Nihonbashi-Hakozaki	1,130	1.4%	August 1, 2005
		B-7	Side Denenchofu	1,110	1.4%	August 1, 2005
		B-8	S-court Yokohama-Kannai II	945	1.1%	August 1, 2005
		B-9	Court Motoasakusa	880	1.1%	August 1, 2005
		B-10	Storia Todoroki	877	1.1%	August 1, 2005
		B-11	Bloom Omotesando	875	1.1%	August 1, 2005
		B-12	Clair Court Rokakouen	831	1.0%	August 1, 2005
		B-13	Human Heim Okachimachi	830	1.0%	August 1, 2005
		B-14	Court Shinbashi	748	0.9%	August 1, 2005
		B-15	Court Suitengu	659	0.8%	August 1, 2005
	Other Regional areas	B-18	Venus Hibarigaoka	1,800	2.2%	December 8, 2005
		B-16	Abreast Hara	444	0.5%	August 1, 2005
		B-17	Abreast Hirabari	407	0.5%	August 1, 2005
	Total of 18 Residential Properties			**20,786**	**26.2%**	
Retail Facilities	Tokyo Metropolitan area	C-1	Jinnan-zaka Frame	9,900	12.5%	August 1, 2005
		C-2	Yoyogi M Building	2,479	3.1%	September 30, 2005
	Total of 2 Retail Facilities			**12,379**	**15.6%**	
Total of 34 properties					100.0%	Portfolio PML: 5.71%

*Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the second decimal place.



* Collection Higashisakura, which was announced in the Notice Concerning the Acquisition of Property (Conclusion of an Agreement) (Collection Higashisakura) on December 9, 2005, is not included in this portfolio because Collection Higashisakura is not yet acquired as of February 27, 2006.



Translation Purpose Only

February 27, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on February 27, 2006, to undertake debt financing. At the same time, the Investment Corporation decided to execute an interest-rate swap agreement. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to support the acquisition and payment of associated costs of the Reland Center Building.

Note: For details regarding the acquisition of the Reland Center Building, please refer to the press release "Notice Concerning the Acquisition of Property (Reland Center Building)," dated February 27, 2006.

2. Details of Debt Financing

Short-term Debt (Series 5-A)

(1)	Lender	:	Sumitomo Mitsui Banking Corporation
(2)	Amount	:	¥500 million
(3)	Interest Rate	:	0.36091% floating rate of interest (Note)
(4)	Drawdown Date	:	March 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on February 27, 2006.
(6)	Interest Payment Date	:	First interest payment on May 31, 2006, and at the end of February, May, August, and November every year thereafter. (In the event that an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.)
(7)	Repayment Date	:	February 28, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing March 1, 2006, through May 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25%. The interest rate after

May 31, 2006, shall be disclosed as and when determined.

Long-term Debt (Series 5-B)

(1)	Lender	:	Aozora Bank, Ltd., The Chiba Bank, Ltd.
(2)	Amount	:	¥1,300 million
(3)	Interest Rate	:	0.56091% floating rate of interest (Note)
(4)	Drawdown Date	:	March 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lenders on February 27, 2006.
(6)	Interest Payment Date	:	First interest payment on May 31, 2006, and at the end of February, May, August, and November every year thereafter. (In the event an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.)
(7)	Repayment Date	:	February 28, 2009
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing March 1, 2006 through May 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.45%. The interest rate after May 31, 2006, shall be disclosed as and when determined.

Long-term Debt (Series 5-C)

(1)	Lender	:	Mitsui Sumitomo Insurance Co., Ltd.
(2)	Amount	:	¥700 million
(3)	Interest Rate	:	1.44875% fixed rate of interest
(4)	Drawdown Date	:	March 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on February 27, 2006.
(6)	Interest Payment Date	:	First interest payment on May 31, 2006, and at the end of February, May, August, and November every year thereafter. (In the event an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.)
(7)	Repayment Date	:	February 28, 2009
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

3. Use of Funds

Debt financing shall be used to support the acquisition and payment of associated costs of the Reland Center Building.

4. Interest-Rate Swap Agreement

(1) Purpose

The debt financing (Series 5-B) identified in 2. above shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute an interest-rate swap agreement as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

①	Counterparty (Note)	:	Sumitomo Mitsui Banking Corporation
②	Notional Amount	:	¥1,300 million
③	Interest Rate	:	Pay a fixed rate of interest of 1.44875% Receive a floating rate of interest: three-month yen TIBOR+ 0.45%
④	Commencement Date	:	March 1, 2006
⑤	Termination Date	:	February 28, 2009
⑥	Interest Payment Date	:	First interest payment on May 31, 2006, and at the end of February, May, August, and November every year thereafter. (In the event an interest payment date falls on a weekend or public holiday, interest shall be paid on the first business day immediately following the scheduled payment date. In the event that the first business day following the scheduled payment date falls in the next month, interest shall be paid on the last business day prior to the scheduled payment date.)

Note: The Investment Corporation shall execute an interest-rate swap agreement with Sumitomo Mitsui Banking Corporation.

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	11.0	11.5	+ 0.5
Long-Term Debt Financing	26.0	28.0	+ 2.0
Total Debt Financing Balance	37.0	39.5	+ 2.5

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.

This notice is the English translation of the Japanese announcement on our Web site released on February 27, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.


KENEDIX
Realty Investment Corporation

Translation Purpose Only

February 28, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Receipt of Credit Rating

Kenedix Realty Investment Corporation ("the Investment Corporation") today received a credit rating from Moody's Investors Service ("Moody's") as below.

Moody's Issuer Credit Rating

Rating: A3
Outlook: Stable

The Investment Corporation continues to conduct management operations from a medium- to long-term perspective, with the aim of securing steady growth and stable profits of its property portfolio and with due consideration to maintaining a balance between financial stability and the flexibility and mobility of its capital procurement.

For a more detailed definition of the above rating, please refer to Moody's own press release.

The issuer rating states Moody's opinion on the Investment Corporation's ability to fulfill its senior unsecured financial obligations and contracts. The outlook is an opinion on the medium-term movement of the rating, expressed as either positive, negative, or stable.

- Moody's Investors Service : http://www.moodys.co.jp/



Translation Purpose Only

March 6, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 4 (Long-Term)	2.0	0.56364% (Notes 2 & 3) (March 7, 2006 to June 7, 2006)	December 8, 2005	December 7, 2008	Unsecured/ Unguaranteed

Notes:
1. Long-term debt financing refers to debt financing repayable after more than one year.
2. Three-month yen TIBOR + 0.45%
3. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through December 7, 2008 is 1.0975%.



Translation Purpose Only

To All Concerned Parties

March 14, 2006

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (Hamacho Hanacho Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on March 14, 2006 to acquire the Hamacho Hanacho Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	Hamacho Hanacho Building
(3)	Acquisition Price	:	¥2,300,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	March 16, 2006
(5)	Scheduled Date of Acquisition	:	March 16, 2006
(6)	Seller	:	Goumei Kaisha Hanacho (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing
(8)	Settlement Method	:	Payment in full on settlement

The aforementioned Hamacho Hanacho Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in the Tokyo Metroporitan area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area
The Property is located in Nihonbashi-Hamacho, an area with many well-known features such as Amazake Yokocho, a bustling shopping street that connects Nihonbashi-Ningyocho and Meijiza Theater. The area retains much of its historic flavor. In recent years, Nihonbashi-Hamacho has experienced significant construction of large-scale office buildings and condominiums. Today, the area offers a mix of traditional

Japanese history in harmony with modern living that caters to offices, retail stores and condominiums of every shape and size.

Situated approximately two minutes on foot from Hamacho Station on the Toei Shinjuku Line, approximately six minutes on foot from Ningyocho Station on the Tokyo Metro Hibiya and Toei Asakusa Lines and approximately seven minutes on foot from Suitengu-mae Station on the Tokyo Metro Hanzomon Line, the Property is serviced by four subway lines with access via three stations. In close proximity to the Hakozaki exit of the metropolitan expressway and Tokyo City Air Terminal, the Property boasts easy access and convenience.

(2) Building
The Property's external façade boasts a granite surface and glass curtain wall. With a wide frontage and entrance, the Property offers a sophisticated and tranquil atmosphere. Constructed to the highest specifications, each office area maintains office automation floors, system ceilings and individual air-conditioning and ventilation.

The existing owner used the ninth and tenth floors of the Property as a restaurant and personal residence. The Property shall be acquired on a current status basis. The existing owner has vacated the premises. The Investment Corporation plans to renovate the aforementioned areas in line with tenant needs and requirements.

(3) Tenants
Excluding the top two floors, floors one through eight are fully occupied by offices and retail stores. The Property maintains a diverse tenant profile including a kimono store, publishing company, incorporated association and commodity futures trader.

3. Property Details

Property Name		Hamacho Hanacho Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		March 16, 2006 to August 1, 2015
Current Owner / Acquisition Date		Goumei Kaisha Hanacho / March 28, 1958 (Note 1)
Previous Owner / Acquisition Date		One individual / April 27, 1943 (Note 1)
Location (Address)		2-17-8, Nihonbashi-Hamacho, Chuo-ku, Tokyo
Usage		Shops, Offices, Residential, Parking
Structure		Flat-roofed steel-reinforced concrete structure; two underground and ten aboveground floors
Site Area	Land	554. 80 m²
	Building	4, 133. 47 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		September 30, 1993
Construction Company		Tokyu Construction Co., Ltd.
Probable Maximum Loss		12.10% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,300,000,000
Appraisal	Appraisal Value	¥2,330,000,000

	Base Date for Appraisal	March 1, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		5 (as of December 31, 2005. The same applies below.)
Total Leasable Floor Space		3, 048. 54 m² (Note 2)
Total Leased Floor Space		2, 661. 80m2
Occupancy Ratio		87. 31%
Monthly Rental Income (Excluding Consumption Tax)		¥13, 106, 915 (Note 3)
Security and Guarantee Deposit		¥127, 002, 252 (Note 3)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations		Relevant parties have undertaken an onsite inspection to confirm boundaries with adjoining properties. Written confirmation for a portion of the Property's boundaries is yet to be executed.
Other	Notes: 1. The acquisition date for land is duly recorded. 2. The ninth and tenth floors are recorded as office space. 3. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	

4. Sellers' Profile

Company Name	Goumei Kaisha Hanacho
Head Office Address	2-17-8 Nihonbashi-Hamacho Chuo-ku, Tokyo
Representative	Honda Hikozo, Representative Officer
Capital	-
Principal Shareholder	-
Business Activities	Restaurant operation and management, real estate leasing and administration
Relationship with the Investment Corporation	None
Special Items	None

*As of March 14, 2006

5. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (3) below.

Kenedix REIT Management, Inc. ("the Asset Management Company), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements.



Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on March 16, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income x 2% + real estate operating income after management overhead expenses and before depreciation x 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property

The Investment Corporation plans to execute a masterlease agreement with KDA on March 16, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of masterlease: Pass-through

(3) Concurrent Liability Assumption Memorandum

The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on March 16, 2006. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the masterlease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

6. Outlook

There are no revisions to the forecasts for the fiscal periods ending April 30, 2006, and October 31, 2006, as a result of the acquisition of the Property.

KENEDIX
Realty Investment Corporation

This notice is the English translation of the Japanese announcement on our Web site released on March 14, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Property Photographs
4. Property Portfolio after Acquisition of the Property

KENEDIX
Realty Investment Corporation

Reference Material 1

Outline of Property Appraisal

			Unit: Yen
Appraisal Value			2, 330, 000, 000
Base Date for Appraisal			March 1, 2006
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			2, 390, 000, 000
	Gross Operating Revenue		176, 047, 000
		Maximum Gross Operating Revenue	185, 313, 000
		Shortfall Attributed to Vacancies	9, 266, 000
	Operating Expenses		39, 852, 000
		Administrative and Maintenance Expense	24, 741, 000
		Taxes and Dues	14, 583, 000
		Other Expenses	528, 000
	Net Operating Income (NOI)		136, 195, 000
	Capital Expenditure		11, 200, 000
	Gain on Guarantee Deposit Investment		4, 320, 000
	Net Cash Flow (NCF)		129, 315, 000
	Overall Capitalization Rate (NCF)		5. 4%
Value Calculated Using the Discounted Cash Flow Method			2, 300, 000, 000
	Discount Rate		5. 1%
	Terminal Capitalization Rate		5. 5%
Value Calculated Using the Cost Method			1, 340, 000, 000
	Land		48. 36%
	Building		51. 64%



Reference Material 2

Projected Cash Flow

	Unit: Millions of yen
A. Projected Operating Revenues	168
B. Projected Operating Expenses (excluding depreciation)	40
C. Projected NOI (A−B)	128

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 94%, based on the current occupancy ratio and future changes of occupancy
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

KENEDIX

Reference Material 3

Property Photographs







KENEDIX

Reference Material 4

Property Portfolio after Acquisition of the Property

Type of use	Area	No	Property Name	Acquisition Price (Millions of yen)	Ratio	Acquisition Date
Office Buildings	Tokyo Metropolitan area	A-13	Belles Modes Building	5,950	7.3%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	7.2%	August 1, 2005
		A-2	Sogo Hirakawacho Building	5,180	6.3%	August 1, 2005
		A-3	Higashi-Kayabacho Yuraku Building	4,450	5.4%	August 1, 2005
		A-4	Noir Hatchobori	3,680	4.5%	August 1, 2005
		A-5	K&Y Building (Southern Plaza)	2,533	3.1%	August 1, 2005
		A-6	Harajuku F.F.Building	2,450	3.0%	August 1, 2005
		A-15	Hamacho Hanacho Building	2,300	2.8%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	2.7%	August 1, 2005
		A-14	Reland Center Building	2,252	2.7%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	2.3%	August 1, 2005
		A-9	NNK Building	1,610	1.9%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	0.8%	August 1, 2005
	Other Regional areas	A-12	Portus Center Building	5,570	6.8%	September 21, 2005
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1.7%	August 1, 2005
	Total of 15 Office Buildings			**48,269**	**59.2%**	
Residential Properties	Tokyo Metropolitan area	B-1	Storia Sirokane	3,150	3.8%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	3.0%	August 1, 2005
		B-3	Court Mejiro	1,250	1.5%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	1.4%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	1.4%	August 1, 2005
		B-6	Court Nihonbashi-Hakozaki	1,130	1.3%	August 1, 2005
		B-7	Side Denenchofu	1,110	1.3%	August 1, 2005
		B-8	S-court Yokohama-Kannai II	945	1.1%	August 1, 2005
		B-9	Court Motoasakusa	880	1.0%	August 1, 2005
		B-10	Storia Todoroki	877	1.0%	August 1, 2005
		B-11	Bloom Omotesando	875	1.0%	August 1, 2005
		B-12	Clair Court Rokakouen	831	1.0%	August 1, 2005
		B-13	Human Heim Okachimachi	830	1.0%	August 1, 2005
		B-14	Court Shinbashi	748	0.9%	August 1, 2005
		B-15	Court Suitengu	659	0.8%	August 1, 2005
	Other Regional areas	B-18	Venus Hibarigaoka	1,800	2.2%	December 8, 2005
		B-16	Abreast Hara	444	0.5%	August 1, 2005
		B-17	Abreast Hirabari	407	0.4%	August 1, 2005
	Total of 18 Residential Properties			**20,788**	**25.5%**	
Retail Facilities	Tokyo Metropolitan area	C-1	Jinnan-zaka Frame	9,900	12.1%	August 1, 2005
		C-2	Yoyogi M Building	2,479	3.0%	September 30, 2005
	Total of 2 Retail Facilities			**12,379**	**15.2%**	
Total of 35 properties				81,434	100.0%	Portfolio PML 5.89%



*Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the second decimal place.

* Collection Higashisakura, which was announced in the Notice Concerning the Acquisition of Property (Conclusion of an Agreement) (Collection Higashisakura) on December 9, 2005, is not included in this portfolio because Collection Higashisakura is not yet acquired as of March 14, 2006.


KENEDIX
Realty Investment Corporation

Translation Purpose Only

March 14, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on March 14, 2006, to undertake debt financing. At the same time, the Investment Corporation decided to execute an interest-rate swap agreement. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to support the acquisition and payment of associated costs of the Hamacho Hanacho Building.

Note: For details regarding the acquisition of the Hamacho Hanacho Building, please refer to the press release "Notice Concerning the Acquisition of Property (Hamacho Hanacho Building)," dated March 14, 2006.

2. Details of Debt Financing

Long-term Debt (Series 6)

(1)	Lender	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥2,500 million
(3)	Interest Rate	:	0.56754% floating rate of interest (Note)
(4)	Drawdown Date	:	March 16, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on March 14, 2006.
(6)	Interest Payment Date	:	First interest payment on May 31, 2006, and at the end of February, May, August, and November every year thereafter, and the last interest payment on March 16, 2009.
(7)	Repayment Date	:	March 16, 2009
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing March 16, 2006 through May 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.45% (excluding the interest rate covering the period commencing February 28, 2009 through March 16, 2009). The interest rate after May 31, 2006, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used to support the acquisition and payment of associated costs of the Hamacho Hanacho Building.

4. Interest-Rate Swap Agreement

(1) Purpose
The debt financing (Series 6) identified in 2. above shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute an interest-rate swap agreement as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

①	Counterparty (Note 1)	:	The Chuo Mitsui Trust and Banking Co., Limited
②	Notional Amount	:	¥2,500 million
③	Interest Rate	:	Pay a fixed rate of interest of 1.47625% Receive a floating rate of interest: three-month yen TIBOR+0.45%(Note 2)
④	Commencement Date	:	March 16, 2006
⑤	Termination Date	:	March 16, 2009
⑥	Payment Date	:	First payment on May 31, 2006, and at the end of February, May, August, and November every year thereafter, and the last payment on March 16, 2009.

Note 1:The Investment Corporation shall execute a reciprocal payment agreement with the Chuo Mitsui Trust and Banking Co., Limited.

Note 2:Excluding the interest rate covering the period commencing March 16, 2006 through May 31, 2006 (0.56754%) and the interest rate covering the period commencing February 28, 2009 through March 16, 2009

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	11.5	11.5	+0
Long-Term Debt Financing	28.0	30.5	+2.5
Total Debt Financing Balance	39.5	42.0	+2.5

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.



Translation Purpose Only

March 20, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Sales of Properties
(Storia Todoroki and Clair Court Rokakouen)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on March 20, 2006 to sell Storia Todoroki and Clair Court Rokakouen. Details are provided as follows.

1. Outline

(1)	Type of Assets for Sale	:	Trust beneficiary interests in real estate
(2)	Property Names	:	1. Storia Todoroki 2. Clair Court Rokakouen
(3)	Sales Prices	:	1. ¥1,015,000,000 2. ¥985,000,000 (Excluding sales costs, adjusted amounts for property and city-planning tax, consumption tax, regional consumption tax and other imposts)
(4)	Book Values	:	1. ¥909,498,839 2. ¥862,569,278 (Book values as of October 31, 2005)
(5)	Differences between Sales Prices and Book Values	:	1. ¥105,501,161 2. ¥122,430,722
(6)	Purchase and Sale Agreement Execution Date	:	March 20, 2006 (1 & 2)
(7)	Settlement Date	:	May 10, 2006 (1 & 2)
(8)	Buyer	:	Y.K. Degas (1 & 2) (Please refer to 4. "Buyer's Profile" for details)
(9)	Settlement Method	:	The aforementioned trust beneficiary interests in 1 & 2 will be transferred to the buyer.
(10)	Method of Buyer	:	A major real estate broker was appointed as intermediary



Selection	and seller of the subject trust beneficiary interests. This real estate broker selected a buyer from among numerous candidates.

The aforementioned assets for sale shall hereafter be referred to as "the Properties."

2. Reason for Sales

The decision to sell the Properties is consistent with the Investment Corporation's basic investment policy and stance outlined in its Articles of Incorporation and fundamental investment policies, and comprehensively takes into consideration its overall current and future portfolio development policy and individual real estate market trends (including conditions for competing properties, leasing and other factors).

3. Details of Properties for Planned Sale

Property Name		Storia Todoroki
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		July 31, 2003 to August 1, 2015
Location (Registered Address)		5-30-16 Todoroki, Setagaya-ku, Tokyo
Usage		Residential and residential complex
Structure		Reinforced concrete, aluminum plated roof, B1/3F
Site Area	Land	999.98 m²
	Building	1,437.35 m²
Type of Ownership	Land	Proprietary ownership
	Building	Compartmentalized ownership (Trustee: 100%)
Completion Date		December 20, 2002
Acquisition Date		August 1, 2005
Acquisition Price		¥877,000,000
Survey Value (Registered Appraiser)		¥840,000,000 (As of October 31, 2005) Appraiser : Tanizawa Sogo Appraisal Co., Ltd.
Number of End Tenants		29 (As of February 28, 2006, the same for the following)
Total Leasable Floor Space / Total Number of Leasable Units		1,434.86 m² / 29 units
Total Leased Floor Space / Total Number of Leased Units		1,434.86 m² / 29 units
Occupancy Ratio (Total Leased Floor Space Basis)		100.0%

Property Name	Clair Court Rokakouen
Type of Specified Asset	Trust beneficiary interest in real estate
Trustee	Mitsubishi UFJ Trust and Banking Corporation
Trust Term	December 25, 2003 to August 1, 2015
Location (Registered Address)	1-7-17 Kita-Karasuyama, Setagaya-ku, Tokyo
Usage	Residential complex

Structure		Reinforced Concrete, 3F
Site Area	Land	1,749.87 m²
	Building	1,727.48 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		August 4, 1998
Acquisition Date		August 1, 2005
Acquisition Price		¥831,000,000
Survey Value (Registered Appraiser)		¥839,000,000 (As of October 31, 2005) Appraiser : Tanizawa Sogo Appraisal Co., Ltd.
Number of End Tenants		28 (As of February 28, 2006, the same for the following)
Total Leasable Floor Space / Total Number of Leasable Units		1,621.06 m² / 29 units
Total Leased Floor Space / Total Number of Leased Units		1,550.94 m² / 28 units
Occupancy Ratio (Total Leased Floor Space Basis)		95.6%

4. Buyer's Profile

Company Name	Y.K. Degas
Head Office Address	1-6-1 Roppongi, Minato-ku, Tokyo
Representative	Shigehisa Miyake, Director
Capital	¥3.0 million
Business Activities	Purchase, sale and management of trust beneficiary interests in real estate; Purchase, sale, leasing, brokerage and management of real estate
Relationship with the Investment Corporation	None
Special Items	Y.K. Degas is a wholly owned subsidiary of a limited liability intermediary that manages a fund to which SBI Holdings, Inc. contributes.

*As of March 20, 2006

5. Sale Schedule

March 20, 2006	Decision to sell the Properties
March 20, 2006	Execution of trust beneficiary interest purchase and sale agreements, receipt of deposit*
May 10, 2006	Settlement, sale of trust beneficiary interests

Note: At the time of agreement execution in connection with the purchase and sale of trust beneficiary interests in real estate, an amount equivalent to 5% of the sales prices identified in 1 (3) preceding shall be paid to the seller by the buyer. This payment shall not attract interest and shall be used as partial payment on the settlement date.

6. Asset Management Fees

The Investment Corporation shall pay a sales commission to the Asset Management Company in


KENEDIX
Realty Investment Corporation

connection with the sale of subject trust beneficiary interests in real estate in accordance with the Asset Management Agreement.

Sales commission: An amount equivalent to 0.5% of the sales prices identified in 1 (3) preceding.
Date of payment: Within one month after the settlement date.

7. Interested-Party Transactions
The subject sale of trust beneficiary interests in real estate does not constitute an interested-party transaction.

The Investment Corporation shall pay a fee to Kenedix Advisors Co., Ltd. pursuant to the Property Management Agreement executed between the parties on August 1, 2005 in connection with the sale of the subject trust beneficiary interests in real estate and the subsequent transfer in management control. These fees are ¥2 million for Storia Todoroki and ¥1.8 million for Clair Court Rokakouen. This fee relates to the transfer of management control and serves as a notice to the lessee regarding the transfer of leasing and management responsibilities and also relates to the handover of property management duties. Fees shall be paid promptly after settlement date.

8. Outlook
There are no changes to forecasts for the second fiscal period, the six-month period ending April 30, 2006 as a result of the execution of subject Purchase and Sale Agreements. An impact on the Investment Corporation's performance and operating conditions may result after settlement and sale of the subject trust beneficiary interests in real estate scheduled in the third fiscal period, the six-month period ending October 31, 2006. The Investment Corporation shall disclose any changes to forecasts separately after full consideration and as and when determined.

Attached Material

1. **Reference Material**

Investment Portfolio after Sale of Subject Trust Beneficiary Interests in Real Estate

KENEDIX

Reference Material

Property Portfolio after Sale of Subject Trust Beneficiary Interests in Real Estate

(As of scheduled settlement date: May 10, 2006)

Type of use	Area	No.	Property Name	Acquisition Price (Millions of yen)	Ratio	Acquisition Date
Office Buildings	Tokyo Metropolitan area	A-13	Belles Modes Building	5,950	7.4%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	7.4%	August 1, 2005
		A-2	Sogo Hirakawacho Building	5,180	6.4%	August 1, 2005
		A-3	Higashi-Kayabacho Yuraku Building	4,450	5.5%	August 1, 2005
		A-4	Noir Hatchobori	3,680	4.6%	August 1, 2005
		A-5	K&Y Building (Southern Plaza)	2,533	3.1%	August 1, 2005
		A-6	Harajuku F.F.Building	2,450	3.0%	August 1, 2005
		A-15	Hamacho Hanacho Building	2,300	2.8%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	2.8%	August 1, 2005
		A-14	Reland Center Building	2,252	2.8%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	2.4%	August 1, 2005
		A-9	NNK Building	1,610	2.0%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	0.8%	August 1, 2005
	Other Regional areas	A-12	Portus Center Building	5,570	6.9%	September 21, 2005
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1.7%	August 1, 2005
	Total of 15 Office Buildings			48,269	60.5%	
Residential Properties	Tokyo Metropolitan area	B-1	Storia Sirokane	3,150	3.9%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	3.0%	August 1, 2005
		B-3	Court Mejiro	1,250	1.5%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	1.5%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	1.4%	August 1, 2005
		B-6	Court Nihonbashi-Hakozaki	1,130	1.4%	August 1, 2005
		B-7	Side Denenchofu	1,110	1.3%	August 1, 2005
		B-8	S-court Yokohama-Kannai II	945	1.1%	August 1, 2005
		B-9	Court Motoasakusa	880	1.1%	August 1, 2005
		B-10	Storia Todoroki	-	-	August 1, 2005
		B-11	Bloom Omotesando	875	1.0%	August 1, 2005
		B-12	Clair Court Rokakouen	-	-	August 1, 2005
		B-13	Human Heim Okachimachi	830	1.0%	August 1, 2005
		B-14	Court Shinbashi	748	0.9%	August 1, 2005
		B-15	Court Suitengu	659	0.8%	August 1, 2005
	Other Regional areas	B-18	Venus Hibarigaoka	1,800	2.2%	December 8, 2005
		B-16	Abreast Hara	444	0.5%	August 1, 2005
		B-17	Abreast Hirabari	407	0.5%	August 1, 2005
	Total of 16 Residential Properties			19,078	23.9%	
Retail Facilities	Tokyo Metropolitan area	C-1	Jinnan-zaka Frame	9,900	12.4%	August 1, 2005
		C-2	Yoyogi M Building	2,479	3.1%	September 30, 2005
	Total of 2 Retail Facilities			12,379	15.5%	
Total of 33 properties				79,726	100.0%	Portfolio PML: 5.89%



Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. Collection Higashisakura, which was announced in the Notice Concerning the Acquisition of Property (Conclusion of an Agreement) (Collection Higashi-sakura) on December 9, 2005, is not included in this portfolio because Collection Higashi-sakura is not yet acquired as of March 20, 2006.



Translation Purpose Only

March 27, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Supplementary Structural Design Inspection

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that an independent inspection into the earthquake resistance of the properties currently in its portfolio revealed no evidence of fraud. In addition to its usual due diligence process, the Investment Corporation had commissioned a third party (Hai Kokusai Consultant Co., Ltd.) to undertake supplementary structural design inspections of 16 residential properties (of a total of 18 residential properties, excluding two properties it had decided to dispose of on March 20, 2006) and two retail properties.

In this context, the Investment Corporation received a report dated March 15, 2006, to confirm that each property complied with earthquake-resistance strength requirements outlined in the Building Standards Law. With no suggestion of intentional fraud, the report confirmed the legitimacy of structural calculation sheets and structural drawings for each property.

Details of the architects, builders and construction confirmation authorities for each of the 35 properties acquired by the Investment Corporation are provided in the attached document.

Attachment

Details of architects, builders and construction confirmation authorities provided in the Notice of Construction Confirmation, Construction Completion Certificates, Inspection Certificates and related documents are as follows:

No.	Property Name	Architect	Builder	Construction Confirmation Authority
A-1	Nihonbashi 313 Building	Nihon Sekkei Co., Ltd.	Obayashi Corporation	Chuo-ku, Tokyo
A-2	Sogo Hirakawacho Building	SHIMIZU CORPORATION	SHIMIZU CORPORATION, Nitto Construction Company	Chiyoda-ku, Tokyo
A-3	Higashi-Kayabacho Yuraku Building	Taisei Corporation	Taisei Corporation	Chuo-ku, Tokyo
A-4	Noir Hatchobori	Kajima Corporation	Kajima Corporation	Chuo-ku, Tokyo
A-5	K&Y Building (Southern Plaza)	Kabushikigaisya Kenkeikikaku Kenkyuusyo	SHIMIZU CORPORATION	Nakano-ku, Tokyo
A-6	Harajuku F.F. Building	Urbanlife Architect & Engineers Inc.	Fujita Engineering Company Limited	Shibuya-ku, Tokyo
A-7	FIK Minami Aoyama	Ito Kuniaki Toshi Kenchiku Kenkyuusyo	Hazama Corporation	Minato-ku, Tokyo
A-8	Kanda Kihara Building	Kabushikigaisya Kume Kenchiku kenkyuusyo	Honma Corporation	Chiyoda-ku, Tokyo
A-9	NNK Building	Yamashita Sekkei Inc.	Ando Corporation	Shinjuku-ku, Tokyo
A-10	Koishikawa Yoshida Building	Tokyo Tatemono Co., Ltd.	Ohki Corporation	Bunkyo-ku, Tokyo
A-11	Hakata-Ekimae Dai-2 Building	Nikken Sekkei Ltd.	Sumitomo Construction Co., Ltd.	Fukuoka, Fukuoka
A-12	Portus Center Building	Showa Sekkei, Inc.	Takenaka Corporation	Sakai, Osaka
A-13	Belles Modes Building	SHIMIZU CORPORATION	SHIMIZU CORPORATION	Chiyoda-ku, Tokyo
A-14	Reland Center Building	Taisei Corporation	Taisei Corporation	Funabashi, Chiba
A-15	Hamacho Hanacho Building	Tokyu Architects & Engineers Inc.	Tokyu Construction	Chuo-ku, Tokyo
B-1	Storia Sirokane	Kabusikigaisya Ataka Sekkei	Kumagai Gumi Co., Ltd.	JAPAN ERI Co., Ltd.
B-2	Tre di Casa Minami Aoyama	SHIMIZU CORPORATION	SHIMIZU CORPORATION	Tokyo Bldg-Tech Center Co., Ltd.
B-3	Court Mejiro	Magara Construction Co., Ltd.	Magara Construction Co., Ltd.	Shinjuku-ku, Tokyo
B-4	Apartments Motoazabu	Sotetsu Construction Corporation	Sotetsu Construction Corporation	Minato-ku, Tokyo
B-5	Apartments Wakamatsu-Kawada	Sotetsu Construction Corporation	Sotetsu Construction Corporation	Bureau Veritas Japan Co., Ltd.
B-6	Court Nihonbashi-Hakozaki	Yuugengaisya Kuukan Kikaku Kenkyuusyo	Mabuchi Construction Corporation	Chuo-ku, Tokyo
B-7	Side Denenchofu	Fujita Corporation	Fujita Engineering Company Limited	Ota-ku, Tokyo
B-8	S-court Yokohama-Kannai II	Kabushikigaisya Supervision.	Asanuma Corporation	JAPAN ERI Co., Ltd.
B-9	Court Motoasakusa	Ishibashi Incorporated	Ishibashi Incorporated	eHomes Ltd.
B-11	Bloom Omotesando	Kabushikigaisya Unite Sekkei	Shiraishi Corporation	JAPAN ERI Co., Ltd.

B-13	Human Heim Okachimachi	Kabushikigaisya Kenchiku Sekkei Akiforumu	Matsui Kensetsu K.K.	JAPAN ERI Co., Ltd.
B-14	Court Shinbashi	Nomura Construction Industrial Co., Ltd.	Nomura Construction Industrial Co., Ltd.	Minato-ku, Tokyo
B-15	Court Suitengu	Yuugengaisya Azu Sekkei	Sampei Construction Co., Ltd.	Chuo-ku, Tokyo
B-16	Abreast Hara	Nikkei Housing System Co., Ltd.	Daiho Corporation	Nagoya, Aichi
B-17	Abreast Hirabari	Nikkei Housing System Co., Ltd.	Kumagai Gumi Co., Ltd.	Nagoya, Aichi
B-18	Venus Hibarigaoka	SHIMIZU CORPORATION	SHIMIZU CORPORATION	Sapporo, Hokkaido
C-1	Jinnan-zaka Frame	UG Toshikenchiku Co., Ltd.	Nippon Steel Corporation	JAPAN ERI Co., Ltd.
C-2	Yoyogi M Building	Yuugengaisya Work Plus Kenchiku Jimusyo	Nishimatsu Construction Co., Ltd.	Shibuya-ku, Tokyo

Properties planned to transfer

No.	Property Name	Architect	Builder	Construction Confirmation Authority
B-10	Storia Todoroki	Kabushikigaisya Kusu Sekkei Co., Ltd.	Kumagai Gumi Co., Ltd.	Setagaya-ku, Tokyo
B-12	Clair Court Rokakouen	SHIMIZU CORPORATION	SHIMIZU CORPORATION	Setagaya-ku, Tokyo



Translation Purpose Only

April 3, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Issue of New Investment Units and Secondary Offering

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that it had resolved at the Board of Directors Meeting on April 3, 2006 to issue additional new investment units and to conduct a secondary offering. Details are provided as follows.

1. Primary Offering of the Issue of New Investment Units

(1) Total number of units to be issued 73,660

(2) Issue price — To be determined
The offer price for new investment units shall be determined by a resolution of the Board of Directors, scheduled to be held on a day between April 19, 2006 (Wednesday) and April 21, 2006 (Friday) ("the Issue Price Determination Date")

(3) Offering method — The units are being offered jointly and simultaneously in Japan and overseas (See 2. Secondary Offering, below) in a combined offering ("the Global Offering") by a syndicate jointly led by UBS Securities Japan Ltd. and Nomura Securities Co., Ltd. ("the Joint Global Coordinators").
(1) Japanese offering
For the offering in Japan ("the Japanese Offering"), the units are being offered in a public offering by a syndicate jointly led by UBS Securities Japan Ltd. and Nomura Securities Co., Ltd. The syndicate is comprised of the following underwriters:
Daiwa Securities SMBC Co., Ltd.

KENEDIX

Nikko Citigroup Limited
Mizuho Securities Co., Ltd.
Mitsubishi UFJ Securities Co., Ltd.
Mito Securities Co., Ltd.

(together with UBS Securities Japan Ltd. and Nomura Securities Co., Ltd., hereinafter referred to as "the Japanese Underwriters").

(2) Overseas offering

For the overseas offering ("the Overseas Offering"), the units are being offered (in the United States as a private offering to qualified institutional buyers only, in accordance with Rule 144A of the 1933 U.S. Securities Act) in public offerings primarily on European overseas markets by the following underwriters:

UBS Limited
Nomura International PLC
Deutsche Bank Aktiengesellschaft

(hereinafter referred to as "the Overseas Underwriters," and collectively with "the Japanese Underwriters" as "the Underwriters"), by whom the overseas portion of the total number of investment units will be underwritten for purchase separate from the aggregate amount.

With regard to the number of investments units involved in both the Japanese and Overseas Offerings, the Investment Corporation has planned to offer 50,370 units for the Japanese Offering and 23,290 for the Overseas Offering, but the final breakdown will be concluded on the Issue Price Determination Date, taking into account demand and other factors.

A provisional offer price for offerings the Japanese and Overseas Offerings mentioned above ("the offer price") shall be determined using the Investment Corporation's closing stock price on the Tokyo Stock Exchange as of the Offer Price Determination Date (the most recent closing stock price in the event there is no closing price as of the Offer Price Determination Date) less the forecast cash distribution amount of ¥13,800, which is then multiplied by a factor of 0.9 to 1.0 and based on the status of demand.

(4) Underwriting agreement details — The Underwriters shall pay to the Investment Corporation the full underwritten proceeds (offer price amount) on the payment date. Underwriting fees applicable to the issue shall be the difference between the offer price and the issue price. The Investment Corporation shall not pay an underwriting commission.

(5) Application unit — More than one unit in multiples of one unit

(6) Japanese Offering



application period	April 24, 2006 (Monday) to April 26, 2006 (Wednesday). Depending on demand, this may be brought forward to between April 20, 2006 (Thursday) and April 24, 2006, at the earliest.
(7) Payment date	May 1, 2006 (Monday)
(8) Delivery and settlement date	May 2, 2006 (Wednesday)
(9) Starting date for the computation of cash distributions	May 1, 2006 (Monday)

(10) The offer price and other matters relating to the issue of new investment units shall be determined at future meetings of the Board of Directors.

(11) The aforementioned items shall be subject to the effectiveness of the securities registration statement in accordance with the Securities and Exchange Law of Japan.

2. Secondary Offering (Over-Allotment) (Refer to Reference 1 below)

(1) Seller and the total number of units to be issued	Nomura Securities Co., Ltd. 3,970 units The secondary offering (over-allotment) in connection with Nomura Securities Co., Ltd. is subject to demand related to the Japanese Offering. The total number of 3,970 units is the maximum limit and may differ depending on demand. Accordingly, the number of units to be issued may be zero or less than the maximum limit. The total number of units to be offered will be decided at a Board of Directors' meeting to be held on the Issue Price Determination Date.
(2) Offer price	To be determined. (To be decided on the Offer Price Determination Date. The offer price is to be the same as the primary Japanese Offering offer price.)
(3) Offering method	In connection with the Japanese Offering and after considering demand conditions, Nomura Securities Co., Ltd. shall undertake a secondary offering of borrowed Investment Corporation investment units with 3,970 units as the upper limit.
(4) Application unit	More than one unit in multiples of one unit
(5) Application period	To be the same as the Japanese Offering application period.
(6) Delivery and settlement date	May 2, 2006 (Tuesday)
(7) Starting date for the computation of cash distributions	May 1, 2006 (Monday)

(8) The offer price and other matters relating to the secondary offering shall be determined at future meetings of the Board of Directors.

(9) The aforementioned items shall be subject to the effectiveness of the securities registration statement in accordance with the Securities and Exchange Law of Japan.



3. Issue of New Investment Units by way of Third-Party Allotment (Refer to Reference 1, below)

(1) Total number of units to be issued	3,970 units
(2) Issue price	To be determined. (To be decided at a Board of Directors' meeting to be held on the Offer Price Determination Date. The issue price is to be the same as the primary offering issue price.)
(3) Third party and the total number of investment units to be issued	Nomura Securities Co., Ltd.; 3,970 units
(4) Application unit	More than one unit in multiples of one unit
(5) Application period (Application date)	May 30, 2006 (Tuesday). Depending on whether the application period for the Japanese Offering is brought forward, this may be brought forward to May 26, 2006 (Friday) at the earliest. In any event, it is to commence two working days after the 30th day following the end of the application period for the Japanese Offering.
(6) Payment date	May 30, 2006 (Tuesday). Depending on whether the application period for the Japanese Offering is brought forward, this may be brought forward to May 26, 2006 (Friday) at the earliest. In any event, it is to commence two working days after the 30th day following the end of the application period for the Japanese Offering.
(7) Starting date for the computation of cash distributions	May 1, 2006 (Monday)

(8) In the event there are no applications for the aforementioned issue (5) above, the third-party allotment shall be terminated.

(9) The offer price and other necessary matters relating to the third-party allotment shall be determined at future meetings of the Board of Directors.

(10) The aforementioned items shall be subject to the effectiveness of the securities registration statement in accordance with the Securities and Exchange Law of Japan.

Reference:

1. Over-Allotment

[1] The secondary offering through over-allotment shall be effected by Nomura Securities Co., Ltd. on the occasion of the Japanese Offering, subject to demand, to an upper limit of 3,970 investment units borrowed from Kenedix, Inc. The number of investment units to be offered is subject to an upper limit of 3,970 units, and may be reduced or suspended due to demand conditions.

In addition, in order to effect reimbursement of investment units ("borrowed investment units") borrowed from Kenedix, Inc., on the occasion of the secondary offering ("over-allotment of investment units"), by Nomura



Securities Co., Ltd., the Investment Corporation has approved an allotment of 3,970 investment units to Nomura Securities Co., Ltd. by way of third-party allotment, following a Board of Directors' meeting held on April 3, 2006 (Monday). The aforementioned 3,970 investment units (refer to 3. Issue of New Investment Units by way of Third-Party Allotment, above) will be resolved two working days after the 30th day following the end of the application period for the Japanese Offering ("delivery and settlement date for this third-party allocation").

Furthermore, from the day after the end of the application period for the Japanese Offering and over-allotment, Nomura Securities Co., Ltd. may for the period up to five working days after the delivery and settlement date for this third-party allocation (the "Syndicate Cover Transaction Period") purchase up to the maximum limit of investment units as sold in the secondary offering through over-allotment on the Tokyo Stock Exchange ("Syndicated Cover Transactions"), with the aim of procuring and reimbursing the borrowed investment units. The investment units purchased by Nomura Securities Co., Ltd. by way of syndicated cover transaction shall be used in full as reimbursement for the borrowed investment units. Moreover, Nomura Securities Co., Ltd., at its discretion, may choose not to enter into any Syndicated Cover Transactions during the Syndicate Cover Transaction Period, or to terminate such transactions without purchasing the maximum number of investment units through over-allotment. In the event the secondary offering (over-allotment) is less than the maximum, and a Syndicated Cover Transaction is undertaken, Nomura Securities Co., Ltd. plans to purchase investment units through third-party allotment. In this case, application for all or part of the third-party allotment may not be made. As a result, the maximum limit of investment units to be issued under third-party allotment shall be reduced and rights shall be forfeited, or the issue itself shall not be made.

Furthermore, Nomura Securities Co., Ltd. will undertake stabilization transactions in accordance with the Japanese Offering and over-allotment, there being eventualities when such stabilization transactions will allocate all or part of the investment securities purchased for the return of the investment securities borrowed.

Concerning the number of units subtracted for allocation to the return of borrowed investment securities, Nomura Securities Co., Ltd. plans to acquire these according to the quotas allotted to related parties from the number of units sold in the over-allotment and purchased by stabilization transactions or Syndicated Cover Transactions. In this case, the application for all or part of the third-party allotment may not be made and as a result, the maximum limit of investment units to be issued under third-party allotment shall be reduced and rights shall be forfeited, or the issue itself shall not be made.

[2] Actions to be taken by Nomura Securities Co., Ltd. in terms of the aforementioned [1] shall be subject to discussion between it and UBS Securities Japan Co., Ltd.

2. Total Number of Investment Units Issued after the New Issues

Number of investment units currently issued and outstanding	79,370
Number of new investment units to be issued (primary offering)	73,660
Subtotal	153,030
Number of investment units (third-party allotment) to be issued	3,970*
Total number of new investment units following third-party allotment	

Note: This press release provides information regarding the Investment Corporation's operating forecasts for the fiscal periods ending April 30, 2006 and October 31, 2006, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's Prospectus and Notice of Amendments thereto and to undertake investment decisions subject to individual determination. Furthermore, this press release is not intended to be, and is not, an offer of investment units for sale in the United States. Investment units may not be offered or sold in the United States without registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of investment units to be made in the United States shall be made by means of an English language prospectus prepared in accordance with the Unites States Securities Act of 1933.The Prospectus to be obtained from the issuer of investment units shall contain detailed information about the Investment Corporation and its management as well as the Investment Corporation's financial statements. In connection with the aforementioned, the Investment Corporation will not undertake a public offering and sale of investment units in the United States.



157,000*

Note: The figures identified by an asterisk (*) are subject to an application from Nomura Securities Co., Ltd. for the full allotment available and issue of the full allotment under the third-party allotment.

3. Reason for issue (use of proceeds procured)

(1) Reason for issue (use of proceeds procured)

Net proceeds of approximately ¥45,025,400,000 to be procured through the primary offering and third-party allotment of investment units shall be used to acquire new specified assets as defined under Article 2.1 of the Investment Trust and Investment Corporation Law and as described below.

(2) Change in use of previously procured funds

There are no relevant data. The net proceeds of ¥41,868,750,000 raised by issuing new units at the time of the Investment Corporation's listing on the Tokyo Stock Exchange's Real Estate Investment Trust market and the net proceeds of ¥2,216,252,500 from the new issue of investment units and third-party allotment were used to acquire new specified assets.

The ¥2,216,252,500 from the new issue of investment units and third-party allotment paid on August 16, 2005, was allocated to the ¥2,479,650,000 acquisition cost of the Yoyogi M Building. In the press release dated September 30, 2005, "Notice Concerning the Acquisition of Property (Yoyogi M Building)," under "Acquisition Funds: Debt financing and own funds," this should read "Acquisition Funds: Increased capitalization and self financing."

4. Distribution to Unitholders

(1) Basic distribution guidelines

Distributions to unitholders are determined in line with the Investment Corporation's Articles of Incorporation and its distribution policy.

(2) Past distributions

	First fiscal period (from May 6, 2005 to October 31, 2005)
Distributions per unit	¥3,052

Note: Although the first fiscal period ran from May 6, 2005 to October 31, 2005, the Investment Corporation did not acquire its initial properties until August 1, 2005. Thus, the actual operating period was calculated as 92 days.

5. Other

(1) Designated Buyers

The Japanese Underwriters intend to sell the Investment Corporation's investment units under primary offering to certain buyers designated by the Investment Corporation (the number of investment units to be sold are in parentheses): certain shareholders of Kenedix Inc. (3,880) and the Asset Management Company, Kenedix REIT Management, Inc. (100).

(2) Restrictions on Sale and Additional Issue of Investment Units

[1] Kenedix, Inc. holds 3,970 of the Investment Corporation's investment units as of April 3, 2006. Furthermore, Kenedix, Inc. intends to acquire an additional 3,880 units through the Japanese Offering of investment units. However, in connection with the Global Offering between the Joint Global Coordinators for the period from the Offer Price



Determination Date to November 2, 2006, should the Joint Global Coordinators' preliminary written acceptance not be received, Kenedix, Inc. will accordingly assume that the sale, offer of security or loan (excluding the investment loan in respect of over-allotment sales) will not take place. The Asset Management Company, which as of today's date (April 3, 2006) holds 98 units, intends to acquire an additional 100 units through the Japanese Offering. However, in connection with the Global Offering between the Joint Global Coordinators for the period from the Offer Price Determination Date to November 2, 2006, should the Joint Global Coordinators' preliminary written acceptance not be received, the Asset Management Company too will accordingly assume that the sale, offer of security or loan will not take place.

[2] In connection with the Global Offering between the Joint Global Coordinators for the period from the Issue Price Determination Date to November 2, 2006, should the Joint Global Coordinators' preliminary written acceptance not be received, the Investment Corporation will accordingly assume that the issue of additional investment units will not take place (excluding the issue of additional investment units for related parties).

The Global Coordinators, at their discretion, have the right to cancel all or part of the aforementioned terms and conditions [1] and [2].

Furthermore, and separate to the aforementioned terms and conditions [1] and [2], unitholders of the Investment Corporation as of May 6, 2005, have provided a commitment to the Investment Corporation to continue their existing ownership and, in principle, not to sell or dispose of their holdings to a third party for a period of one year commencing May 6, 2005, in accordance with regulations relating to real estate investment trust investment units prior to public listing and secondary offering and other relevant requirements.

(3) Past equity financing

[1] Equity financing status

Date	Issue value	Post-issue asset total	Application
May 6, 2005	¥200,000,000	¥200,000,000	Initial private offering
July 20, 2005	¥41,868,750,000	¥42,068,750,000	Public offering
August 16, 2005	¥2,216,252,000	¥44,285,002,000	Third-party allotment

[2] Past accounting periods and trends in investment unit prices

	First fiscal period (May 6, 2005 to October 31, 2005)	Second fiscal period (November 1, 2005 to April 30, 2006)
Opening price	¥600,000	¥580,000
Highest price	¥618,000	¥670,000
Lowest price	¥573,000	¥574,000
Final price	¥586,000	¥648,000

Note 1: As the Investment Corporation was listed on the Tokyo Stock Exchange's Real Estate Investment Trust market on July 21, 2005, there are no relevant data concerning the foregoing investment unit prices.

Note 2: For the second fiscal period (November 1, 2005 to April 30, 2006), the investment unit price as



at March 31, 2006, is shown.

Note: This press release provides information regarding the Investment Corporation's operating forecasts for the fiscal periods ending April 30, 2006 and October 31, 2006, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's Prospectus and Notice of Amendments thereto and to undertake investment decisions subject to individual determination. Furthermore, this press release is not intended to be, and is not, an offer of investment units for sale in the United States. Investment units may not be offered or sold in the United States without registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of investment units to be made in the United States shall be made by means of an English language prospectus prepared in accordance with the Unites States Securities Act of 1933.The Prospectus to be obtained from the issuer of investment units shall contain detailed information about the Investment Corporation and its management as well as the Investment Corporation's financial statements. In connection with the aforementioned, the Investment Corporation will not undertake a public offering and sale of investment units in the United States.

[Translation Purpose Only]

April 3, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Properties (Conclusion of Agreements)
(Office, Residential and Retail Properties Total: 25 Properties)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on April 3, 2006 to acquire the following properties. Details are provided as follows.

1. **Outline of the Acquisition**

(1)	Type and number of Acquisition	:	Trust beneficiary interest in real estate Total 25 properites; Office Builidngs : 10 Residential Properties : 14 Retail Properties : 1
(2)	Property Name	:	Please see Anticipated Acquisitions Summary on the next page
(3)	Scheduled Acquisition Price	:	Total 25 properties : ¥56,769,000,000 Excluding acquisition costs, property tax, city-planning tax, consumption tax, etc.
(4)	Seller	:	Please see Anticipated Acquisitions Summary on the next page
(5)	Date of Acquistion Contract	:	April 3, 2006 (for all 25 properites)
(6)	Scheduled Date of Acquisition	:	May 1, 2006 (for all 25 properites)
(7)	Acquisition Funds	:	The proceeds from the offerings approved by the Board of Directors at a meeting held on April 3, 2006; a concurrent borrowing; cash on hand
(8)	Settlement Method	:	Payment in full on settlement

The Investment Corporation also decided to acquire the Collection Higashi-Sakura on May 1, 2006, agreed upon by the seller. The Investment Corporation had announced its decision on December 9, 2005 to acquire the Collection Higashi-Sakura and signed a sales agreement at that date.

The following sections describe the details regarding 26 properties, both 25 properties mentioned

above and the Collection Higashi-Sakura, from the point of view that all the properties will be acquired on the same day, May 1, 2006.

<Anticipated Acquisitions Summary>

Type	Prope-rty No.	Property Name	Seller	Anticipated Price (Millions of yen)	Source of Acqusition (Note 5)
Office Buildings	A-16	Toshin 24 Building	Hexa Properties Y.K.	5,300	Support
	A-17	Ebisu East 438 Building	Hexa Properties Y.K.	4,640	Support
	A-18	KDX Omori Building	Hexa Properties Y.K.	3,500	Support
	A-19	KDX Hamamatsucho Building (Note1)	Y.K. KDX 2	3,460	Own (WH)
	A-20	Dai-ichi Kayabacho Building	Y.K. KDX 2	2,780	Support
	A-21	NTB・M Building	Hexa Properties Y.K.	2,690	Support
	A-22	KDX Shin-Yokohama Building	Hexa Properties Y.K.	2,520	Support
	A-23	KDX Yotsuya Building	Hexa Properties Y.K.	1,950	Support
	A-24	KDX Minami Semba Dai-1 Building (Note2)	Y.K. Lump Sum Investment	1,610	Own (WH)
	A-25	KDX Minami Semba Dai-2 Building (Note3)	Y.K. Lump Sum Investment	1,560	Own (WH)
			10 Office Buildings Sub Total	30,010	
Residential Properties	B-19	Residence Charmante Tsukishima	Y.K. Residence Charmante Tsukishima	5,353	Support
	B-20	Regalo Ochanomizu I&II	Y.K. KW Property 10	3,600	Support
	B-21	Regalo Shiba-Kouen	Y.K. KW Property 5	2,260	Support
	B-22	Chigasaki Socie Ni-bankan	Y.K. KDX 2	1,160	Own (WH)
	B-23	Court Nishi-Shinjuku	Y.K. KW Property 5	1,130	Support
	B-24	Regalo Komazawa-Kouen	Y.K. KW Property 5	912	Support
	B-25	Court Shin-Okachimachi	Y.K. KW Property 5	878	Support
	B-26	Primo Regalo Kagurazaka	Y.K. KW Property 5	762	Support
	B-27	Primo Regalo Youga	Y.K. KW Property 5	730	Support
	B-28	Court Shimouma	Y.K. KW Property 5	638	Support
	B-29	Ashiya Royal Homes	Y.K. Lump Sum Investment	2,330	Own (WH)
	B-30	Regalo Ibaraki I&II	Y.K. Lump Sum Investment	1,600	Own (WH)
	B-31	Collection Higashi-Sakura (Note4)	WOOD FRIENDS Co., Ltd	1,264	Own (Direct)
	B-32	Renaissance 21 Hirao Jousui-machi	Y.K. KDX 2	900	Own (WH)
	B-33	Montore Nishikouen Bay Court	Y.K. KW Property 10	826	Support
			15 Residential Properties Sub Total (Note 4)	24,343	
Retail Properties	C-3	ZARA Tenjin Nishi-dori	Y.K. KDX 3	3,680	Own (WH)
			1 Retail Properties Sub Total	3,680	
Anticipated acuqusitons on May 1, 2006 : 26 Prpperties Total (Note 4)				58,033	

(Note 1) KDX Hamamatsucho Building is a new building name from January 1, 2007 (planed). The current name is Shuwa

Dai-2 Hamamatsucho Building.

(Note 2) KDX Minami Semba Dai-1 Building is a new building name from October 1, 2006 (planed). The current name is Senba Mont Blanc Building.

(Note 3) KDX Minami Semba Dai-2 Building is a new building name from October 1, 2006 (planed). The current name is Nashiki Building.

(Note 4) The Investment Corporation had announced its decision on December 9, 2005 to acquire the Collection Higashi-Sakura and signed a sales agreement at that date. The proposed acquisition date for this property, and for all properties listed herein, is May 1, 2006. The information contained above therefore appertains to a total of 26 properties.

(Note 5) Source of acquisitions are classified as follows:

Own (direct) : Direct acquisition of the Investment Corporation from the third parties outside the Kenedix Gropup through the original network of Kenedix REIT Management Inc. ("the Asset Manager")

Own (WH) : Acquisition through the ofiginal network of the Asset Manager , pre-acquired and temporarily owned by the Kenedix Group of Properties

Support : Acquisitions through the supprtline agreement with the Kenedix Group

2. Reason for Acquisition

The Investment Corporation acquired anticipated properties in accordance with the Investment Corporation's fundamental investment policies and investment stance as outlined in its Articles of Incorporation to further enhance and stabilize the Investment Corporation's overall investment portfolio.

3. Anticipated acquisitions

A-16 Toshin 24 Building

Property Name		Toshin 24 Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term		September 30, 2002 to April 30, 2009
Current Owner / Acquisition Date		Hexa Properties Y.K. / November 28, 2003
Previous Owner / Acquisition Date		YK Omori Holdings / September 30, 2002
Location (Address)		2-20-5, Minamisaiwai,Nishi-ku, Yokohama, Kanagawa
Usage		Offices, Retail Shops, Parking
Type of Structure		Flat-roofed, steel reinforced concrete structure; one underground and eight above-ground floors
Site Area	Land	1,287.16 ㎡
	Building	8,483.17 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		September 18, 1984
Construction Company		Kajima Corporation
Probable Maximum Loss		17.19%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		Y5,300,000,000
Appraisal	Appraisal Value	Y5,300,000,000
	Base Date for Appraisal	March 1, 2006

	Appraiser	TANIZAWA Sogo Appraisal Co., Ltd
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		14 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		6,662.81 m²
Total Leased Floor Space		6,610.22 m²
Occupancy Ratio		99.2%
Monthly Rental Income (Excluding Comsumption Tax)		¥30,734,038
Security and Guarantee Deposit		¥261,346,080
Special Considerations	None	
Other	None	
Characteristics of the Property	(1) Area The Property is located within a section of Minamisaiwai district, an outstanding commercial zone, in the area spreading from the west exit of Yokohama Station, which is recognized as a leading office district in Kanagawa Prefecture. The area itself is comprised of numerous office buildings, retail stores and other commercial outlets. The Property offers outstanding access, conveniently located approximately six minutes on foot from Yokohama Station, which is serviced by each JR line, the Tokyu Toyoko, Keihin Kyuko and Sotetsu Lines as well as the Yokohama Municipal Subway Line. With a wide frontage, the Property also boasts excellent visibility. (2) Building The building has undergone considerable renovation and upgrade including the complete renewal of individual air-conditioning and ventilation as well as external façade improvement. In the immediate area, the building enjoys competitive advantage. Standard floors are relatively large and regular in shape. Each floor can be leased as a whole or can accommodate partitioning and division catering to a diverse range of tenant needs. (3) Tenants As of the end of December 2005, 14 tenants from diverse industries lease the building. A securities company occupies the first floor.	

A-17 Ebisu East 438 Building

Property Name		Ebisu East 438 Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term		March 31, 2003 to April 30, 2009
Current Owner / Acquisition Date		Hexa Properties Y.K. / November 28, 2003
Previous Owner / Acquisition Date		YK Sanou Holdings / March 31, 2003
Location (Address)		4-3-8 Ebisu, Shibuya-ku, Tokyo
Usage		Offices, Retail Shops
Type of Structure		Flat-roofed, steel reinforced concrete strucuture; one underground and seven above-ground floors
Site Area	Land	724.22 m²

	Building	4,394.58 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		January 22, 1992
Construction Company		Araigumi Co., Ltd.
Probable Maximum Loss		7.68% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥4,640,000,000
Appraisal	Appraisal Value	¥4,640,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		7 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		3,079.74 m²
Total Leased Floor Space		3,079.74 m²
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		¥20,714,564
Security and Guarantee Deposit		¥213,245,623

Special Considerations	A portion of the Property's land was appropriated to facilitate the widening of the road immediately in front of the building. As a result, the Property's building volume to lot ratio does not comply with existing standards.
Other	None
Characteristics of the Property	(1) Area The Property is located approximately one minute on foot from Ebisu Station on the JR Yamanote and Saikyo Lines and approximately three minutes on foot from Ebisu Station on the Tokyo Metro Hibiya Line. Facing Ebisu Station east exit intersection, which experiences high pedestrian traffic flows, the Property offers outstanding visibility. Given its high profile, the Property's first floor retail section is expected to attract significant customer traffic. In recent years, the east exit of Ebisu Station has undergone renovation and upgrade. This includes further development of the station building and improvements to surrounding areas. As a result, the area enjoys considerable activity and has attracted a concentration of large and small office buildings, retail stores and condominiums. The area is particularly popular among IT as well as apparel-related companies. Office buildings with reasonable space remain scarce. Accordingly, demand outstrips supply. (2) Building The Property's external façade boasts a granite surface and aluminum curtain wall. Constructed to the highest specifications, each office area offers office automation floors and system ceilings. The standard floor is about 150 *tsubo*. As a scarce resource, the Property is expected to attract a premium. (3) Tenants There are various tenants such as DTP services and IT-related companies.

A-18 KDX Omori Building

Property Name		KDX Omori Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term		September 30, 2002 to SeApril 30, 2009
Current Owner / Acquisition Date		Hexa Properties Y.K. / November 28, 2003
Previous Owner / Acquisition Date		YK Omori Holodings / September 30, 2002
Location (Address)		1-6-8 Omori-Kita, Ohta-ku, Tokyo
Usage		Offices, Retail Shops, Parking
Type of Structure		Flat-roofed, steel reinforced concrete structure; one underground and nine above-ground floors
Site Area	Land	1,123.93 ㎡
	Building	7,334.77 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 23, 1990
Construction Company		Kajima Corporation
Probable Maximum Loss		4.21%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥3,500,000,000
Appraisal	Appraisal Value	¥3,500,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		11 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		4,949.46 ㎡
Total Leased Floor Space		4,583.28 ㎡
Occupancy Ratio		92.6%
Monthly Rental Income (Excluding Consumption Tax)		¥21,149,833
Security and Guarantee Deposit		¥234,684,410

Special Considerations	None
Other	None
Characteristics of the Property	(1) Area The Property is located one minute on foot from Omori Station on the JR Keihin Tohoku Line, immediately adjoining a bus and taxi terminal in front of the train station. With surrounding areas in close proximity to the city center and convenient transportation and access from all directions, the area is a popular location for branch offices of leading corporates and is in high demand as a base of medium-sized companies. (2) Building With standard floor space of approximately 190 *tsubo*, the building is recognized as a scarce

	resource in the area. Built to seismic isolation standards and offering quality interior and exterior facilities, the building contributes to high tenant satisfaction. As a result, the Property boasts significant competitive advantage within the area. (3) Tenants Offering convenient transportation and access, the Property has attracted some of Japan's leading companies in the insurance, food and beverages, IT-related and accounting sectors. From a tenant and industry perspective, the Property contributes to comprehensive diversification.

A-19 KDX Hamamatsucho Building

Property Name		KDX Hamamatsucho Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust Co., Ltd.
Trust Term		March 18, 2005 to August 1, 2015
Current Owner / Acquisition Date		Y.K. KDX 2 / December 20, 2005
Previous Owner / Acquisition Date		YK Albany / October 25, 2005
Location (Address)		2-7-19 Hamamatsucho Minato-ku, Tokyo
Usage		Office, Retail Shops, Parking
Type of Structure		Flat-roofed, steel reinforced structure; nine floors
Site Area	Land	504.26 m²(Note)
	Building	3,592.38 m²
Type of Ownership	Land	Proprietary ownership and Partial leasehold rights (Note)
	Building	Proprietary ownership
Completion Date		September 30, 1999
Construction Company		Kajima Kensetsu Corporation
Probable Maximum Loss		9.89%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥3,460,000,000
Appraisal	Appraisal Value	¥3,460,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		7 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		2,727.68 m²
Total Leased Floor Space		2,727.68 m²
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Comsumption Tax)		¥16,298,495
Security and Guarantee Deposit		¥168,700,620

Special Considerations	None

Other	Note: Details of the leasehold portion of the Property are as follows. Leasehold area: 56.1322 m² Holder of limited proprietary land rights:Nihhon Shokusan Kougyo Kabushiki Kaisya Leasehold period: A full 30 years commencing October 25, 2005 Approval from the holder of limited proprietary land rights relating to the leasehold portion is required in the event of Property sale or transfer.
Characteristics of the Property	(1) Area The Property is located approximately three minutes on foot from Hamamatsucho Station on the JR Yamanote and Keihin-Tohoku Lines and the Tokyo Monorail as well as approximately three minutes on foot from Daimon Station on the Toei Asakusa and Toei Oedo Lines. With rail access via five lines and facing Daiichi Keihin an arterial highway, the Property offers convenient transportation access and high visibility. (2) Building Despite the irregular shape of the site, each leased room has been designed to minimize dead space. External and internal features are of a good design and quality. The building remains in good repair. Every effort has been made to satisfy the requirements of tenants. Specifications include individual air-conditioning and ventilation and a ceiling height of 2.6 m. (3) Tenants Rental rates compare favorable with levels in metropolitan areas. In close proximity to Haneda Airport, the Property is expected to attract tenant demand from a variety of areas.

A-20 Dai-ichi Kayabacho Building

Property Name		Dai-ichi Kayabacho Building
Type of Specified Asset		Trust beneficiary interest in real estate (Note1)
Trustee		Unspecified (Note1)
Trust Term		-
Current Owner / Acquisition Date		Y.K. KDX 2 / December 15, 2005
Previous Owner / Acquisition Date		Kagurazaka Holdings TMK / March 18, 2004
Location (Address)		3-4-2 Kayabacho Nihonbashi Chuo-ku, Tokyo
Usage		Offices, Parking(Note2)
Type of Structure		Flat-roofed, steel rerinforced concrete structure; eight floors (Note2)
Site Area	Land	617.17 m²(Note3)
	Building	3,804.86 m²(Note4)
Type of Ownership	Land	Proprietary ownership (portion of co-ownership based on site area : 98.67%)(Note5)
	Building	Compartmentalized ownership (Note6)
Completion Date		October 31, 1987
Construction Company		Fujita Kogyo KK
Probable Maximum Loss		7.18%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥2,780,000,000
Appraisal	Appraisal Value	¥2,800,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Nihon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after		None

Acquisition	
Master Lease Company and Property Management Company after Acquisition	Kenedix Advisors Co., Ltd.
Number of End Tenants	6 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space	3,019.94 m²
Total Leased Floor Space	2,582.53 m²
Occupancy Ratio	85.5%
Monthly Rental Income (Excluding Consumption Tax)	¥13,198,940
Security and Guarantee Deposit	¥166,641,300
Special Considerations	None
Other	Notes: 1. On the scheduled date of acquisition, the existing owner will establish a real estate trust. On the same day, the Investment Corporation plans to acquire a beneficiary interest in the real estate trust. 2. Details relating to structure, number of floors and usage apply to the entire building. The retail portion of the first floor (procedures for a change in usage have been completed) and office space from floors two through eight are subject to compartmentalized ownership. 3. Details relating to the land site area apply to the entire site occupied by the building (including areas held by other common owners). 4. Details relating to the total site area apply to the entire building. 5. Ownership rights relating to land are as follows Lot number 12-4 (site area: 272.31 m²): co-ownership with one other party (co-ownership ratio: 3,176,254/3,222,078) Lot number 12-5 (site area: 306.84 m²): co-ownership with one other party (co-ownership ratio: 3,176,254/3,222,078) Lot number 12-21 (site area: 38.02 m²): currently wholly owned by the existing owner (ownership ratio: 100.0%) 6. Of the total compartmentalized ownership of the entire building site area amounting to 3,070.21 m², the Investment Corporation is scheduled to acquire compartmentalized ownership over an exclusive site area totaling 3,029.31 m² (site area ratio: approximately 98.67%).
Characteristics of the Property	(1) Area The Property is located approximately two minutes on foot from Kayabacho Station on the Tokyo Metro Hibiya and Tozai Lines. With easy access to major office districts including Nihombashi, Marunouchi, Otemachi and Hibiya, the Property boasts outstanding convenience. Situated in a mature district the municipal roadway outside the building is lined with cheery blossom trees creating a pleasant environment. (2) Building The building is a rectangular configuration. There are no central pillars in leased offices. With open and spacious floors, the building offers tenants substantial convenience and ease of use. (3) Tenant Medical and chemical-related companies and other companies occupy the office portion of the building. The first floor is leased to a convenience store.

A-21 NTB・M Building

Property Name	NTB・M Building

Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term		March 27, 2003 to April 30, 2009
Current Owner / Acquisition Date		Hexa Properties Y.K. / November 28, 2003
Previous Owner / Acquisition Date		YK Sanou Holodings / March 27, 2003
Location (Address)		2-2-9 Shinbashi Minato-ku, Tokyo
Usage		Office, Retail Shops, Parking (Note1)
Type of Structure		Flat-roofed, steel reinforced concrete structure; one underground and eight above ground floors (Note1)
Site Area	Land	536.11 m^2(Note2)
	Building	3,960.22 m^2(Note3)(Note4)
Type of Ownership	Land	Proprietary ownership (portion of co-ownership based on site area : 60.24%)(Note5)
	Building	Compartmentalized ownership and Shared compartmentalized ownership (Note6)
Completion Date		February 5, 1992
Construction Company		TODA Corporation
Probable Maximum Loss		10.55%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥2,690,000,000
Appraisal	Appraisal Value	¥2,690,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		6 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		1,704.65 m^2
Total Leased Floor Space		1,704.65 m^2
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Comsumption Tax)		¥13,687,060
Security and Guarantee Deposit		¥127,741,220
Special Considerations	None	
Other	1. Details relating to structure, number of floors and usage apply to the entire building. The portion from the first basement level to the common-use parking area on the first floor (ownership ratio: 9/10) and retail and office space on floors one through five are subject to compartmentalized ownership. 2. Details relating to the land site area apply to the entire site occupied by the building (including areas held by other proprietary owners). 3. Details relating to the total site area apply to the entire building. 4. The Property has the following attached structures. These attached structures are not included in the total site area.	

	Type of building: machine room; Building structure: steel-reinforced concrete structure, one floor; Floor space: 6.21 m^2 Type of building: machine room; Building structure: steel-reinforced concrete structure, one floor; Floor space: 7.01 m^2 5. Ownership rights relating to land are as follows Lot number 3-2 and 3-9 (total site area: 322.96 m^2): currently wholly owned by the existing owner (ownership ratio: 100.0%) Lot number 3-3 (site area: 213.15 m^2): ownership with one other individual (no ownership) 6. Of the total compartmentalized ownership of the entire building site area amounting to 3,356.28 m^2, the compartmentalized ownership exclusive site area totals 2,071.86 m^2 (site area ratio: approximately 61.73%). (Of the common-use parking space (197.97 m^2) held with the other co-owner, the ownership ratio is set at 9/10.
Characteristics of the Property	(1) Area The Property is located approximately one minute on foot from Uchisaiwaicho Station on the Toei Mita Line, approximately five minutes on foot from Shimbashi Station serviced by each JR Line and the Tokyo Metro Ginza Line and faces an intersection at Hibiya-dori an arterial roadway. Accordingly, the Property offers significant convenience and easy access as well as high visibility. The Shimbashi area is one of Japan's leading business districts and has enjoyed prosperity over a lengthy period. The area boasts a concentration of various company, public authority and professional offices. Overflowing with activity, the area is characterized for its high volume of pedestrian and vehicle traffic. (2) Building In an area with many small-scale, low specification and old buildings, the Property offers substantial competitive advantage from every perspective including scale, age and specifications. In particular, the building's configuration is not irregular in shape. With no central pillars, leased offices are spacious and easy to use. (3) Tenants Located in the leading business districs, the Property is expected to produce stable earnings.

A-22 KDX Shin-Yokohama Building

Property Name		KDX Shin-Yokohama Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term		September 30, 2002 to April 30, 2009
Current Owner / Acquisition Date		Hexa Properties Y.K. / November 28, 2003
Previous Owner / Acquisition Date		YK Omori Holodings / September 30, 2002
Location (Address)		2-3-8 Shinyokohama, Kouhoku-ku, Yokohama, Kanagawa
Usage		Offices, Retail Shops, Parking
Type of Structure		Flat-roofed, Steel Reinforced; one underground and nine above ground floors
Site Area	Land	705.00 ㎡
	Building	6,180.51 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		September 25, 1990
Construction Company		Kajima Corporation
Probable Maximum Loss		13.82% (SOMPO JAPAN RISK MANAGEMENT, INC.)

Anticipated Acquisition Price		¥2,520,000,000
Appraisal	Appraisal Value	¥2,520,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Tanizawa Sogo Appraisal Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		21 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		4,810.79 ㎡
Total Leased Floor Space		4,690.80 ㎡
Occupancy Ratio		97.5%
Monthly Rental Income (Excluding Consumption Tax)		¥15,041,805
Security and Guarantee Deposit		¥159,034,341
Special Considerations	None	
Other	None	
Characteristics of the Property	(1) Area The Property faces Arena-dori in an area in front of Shin-Yokohama Station that is dominated by office buildings. Approximately five minutes on foot from Shin-Yokohama Station, access to the Property is via the JR Yokohama, Tokaido Shinkansen and Yokohama Municipal Subway Lines. In addition to first-class access provided by the Tokaido Shinkansen Line, this independent business district is ideally located in excellent surroundings from a land readjustment and development perspective as well as a lease rental perspective. Accordingly, the area is home to a concentration of domestic and overseas companies. (2) Building The building is in an excellent state due to detailed and planned maintenance and repair. (3) Tenants 21 tenants, consistent with efforts to promote multi-tenanted floors occupy the Property as of December 31, 2005. A large number of tenants conduct business nationwide, utilizing the Tokyo Metropolitan area and Yokohama as the base of their operations.	

A-23 KDX Yotsuya Building

Property Name	KDX Yotsuya Building
Type of Specified Asset	Trust beneficiary interest in real estate
Trustee	The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term	September , 2002 to April 30, 2009
Current Owner／Acquisition Date	Hexa Properties Y.K. / November 28, 2003
Preivous Owner／Acquisition Date	YK Omori Holdings / September 30, 2002
Location(Address)	1-22-5 Yotsuya, Shinjuku-ku, Tokyo (Note 1)
Usage	Offices, Retail Shops, Parking
Structure	Flat-roofed steel-reinforced structure; two underground and four above

		ground floors
Site Area	Land	996.65 m²(Note 2)
	Building	3,329.68 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 5, 1989
Construction Company		Obayashi Corporation
Probable Maximum Loss		5.56% (SOMPO JAPAN RISK MANAGEMENT,INC)
Acquisiton Price		¥1,950,000,000
Appraisal	Apprisal Value	¥1,950,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Tanizawa Sogo Apprisal Co., Ltd.
	Details	Please refer to Refarence Material 1.
Existence of Secured Interests after Acquisiton		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		3 (As of December 31, 2005. The same applies below.)
Total Leaseable Floor Space		2,536.53 m²
Total Leased Floor Space		2,536.53 m²
Occupancy Ratio		100.0%
Monthly Rental Income(Excluding Consumption Tax)		¥14,199,722
Security and Guarantee Deposit		¥142,426,254

Special Considerations	None
Other	Notes: 1. The Property's residential address is yet to be determined. 2. Included in the site area for land is an area of approximately 30 m² representing an area from the midpoint of the roadway to the Property's boundary, pursuant to Article 42.2 of the Building Standards Law.
Characteristics of the Property	(1) Area The Property is located approximately four minutes on foot from Yotsuya Station on the JR Chuo, Sobu, Tokyo Metro Marunouchi and Namboku Lines in a dynamic area dominated by small to medium-sized office buildings, retail shops and residences that runs along Sanei-dori toward Shinjuku. (2) Building As a medium-sized office building distinguished for its lot size and specifications including OA floors and individual air-conditioning and ventilation, the Property is a scarce commodity within an area congested with small-sized buildings. From the roadway, the property boasts a dry area through to the first basement level. With an elaborate design and tenant-oriented specifications, the Property is ideal for use as a head office or showroom. (3) Tenants The principal tenant is a pharmaceutical company. The Property is fully occupied with other tenants including an advertising agency and food-related businesses as of December 31, 2005.

A-24 KDX Minami Semba Dai-1 Building

Property Name		KDX Minami Semba Dai-1 Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Resona Bank, Limited.
Trust Term		November 25,2005 to November 30,2015
Current Owner / Acquisition Date		Y.K. Lumpsum Investment / November 25, 2005
Previous Owner / Acquisition Date		Fire Corporation / August 22, 2005
Location (Address)		2-1-10 Minami Semba, Chuo-ku, Osaka-si, Osaka
Usage		Offices, Parking
Type of Structure		Steel-reinforced concrete structure, steel-reinforced, steel structure, flat-roofed, galvanized sheet iron reed; one underground and nine above- ground floors
Site Area	Land	715.44 ㎡
	Building	4,236.59 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 25, 1993
Construction Company		Taisei Corporation
Probable Maximum Loss		7.23% (SOMPO JAPAN RISK MANAGEMENT,INC)
Anticipated Acquisition Price		¥1,610,000,000
Appraisal	Appraisal Value	¥1,640,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Refarence Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		7 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		3,107.93 ㎡
Total Leased Floor Space		2,574.58 ㎡
Occupancy Ratio		82.8%
Monthly Rental Income (Excluding Consumption Tax)		¥7,566,174
Security and Guarantee Deposit		¥72,574,512

Special Considerations	None
Other	None
Characteristics of the Property	(1) Area The Property offers excellent access and convenience located in close proximity to Shinsaibashi and Sakaisuji-Hommachi Stations, which are serviced by each subway line. Approximately four minutes on foot from Nagahoribashi Station on Osaka's Subway System Sakaisuji and Nagahori Tsurumi-ryokuchi Lines, the Property is surrounded by an area comprising small- to medium-scale companies from the textile, apparel, IT, trade and commerce and jewelry and precious metals sectors.

	(2) Building The building is in good condition and offers favorable specification including leased space free of pillars, ceiling height of 2.6 m, individual air-conditioning and ventilation and other features. (3) Tenant The building is currently leased to a security company as well as IT-related, textiles and apparel firms.

A-25 KDX Minami Semba Dai-2 Building

Property Name		KDX Minami Semba Dai-2 Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term		January 23, 2006 to January 23, 2016
Current Owner / Acquisition Date		Y.K. Lump Sum Investment / January 23, 2006
Previous Owner / Acquisition Date		One individual / August 24, 2004 (Note)
Location (Address)		2-11-26 Minami Semba, Chuo-ku, Osaka-si, Osaka
Usage		Parking, Retail Shops, Offices, Regidential
Type of Structure		Steel-reinforced concrete structure, Steel flat roof ; one underground and nine above ground floors
Site Area	Land	606.45 ㎡
	Building	3,315.93 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		September 9, 1993
Construction Company		Sanwa Tatemono Corporation
Probable Maximum Loss		7.94% (SOMPO JAPAN RISK MANAGEMENT,INC)
Anticipated Acquisition Price		¥1,560,000,000
Appraisal	Appraisal Value	¥1,560,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Refarence Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		21 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		2,713.86 ㎡
Total Leased Floor Space		2,431.64 ㎡
Occupancy Ratio		89.6%
Monthly Rental Income (Excluding Comsumption Tax)		¥7,077,113
Security and Guarantee Deposit		¥50,221,466
Special Considerations	None	
Other	Note: The previous owner has not given the Investment Corporation approval to disclose his/her name. Accordingly, this detail has been omitted.	

Characteristics of the Property	(1) Area The Property offers excellent access and convenience located in close proximity to Shinsaibashi and Sakaisuji-Hommachi Stations, which are serviced by each subway line. Approximately three minutes on foot from Nagahoribashi Station on Osaka's Subway System Sakaisuji and Nagahori Tsurumi-ryokuchi Lines, the Property is surrounded by an area comprising small- to medium-scale companies from the textile, apparel, IT, trade and commerce and jewelry and precious metals sectors. (2) Building The building is in good condition and offers favorable specification including leased space free of pillars, ceiling height of 2.5 m, OA floors, individual air-conditioning and ventilation and other features. (3) Tenant The building offers a diversified tenant profile. The building is leased to design, jewelry and precious metals and other companies for about 20 tenants.

B-19 Residence Charmante Tsukishima

Property Name		Residence Charmante Tsukishima
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term		March 28, 2003 to March 31, 2009
Current Owner / Acquisition Date		Y.K. Residence Charmante Tsukishima / March 28, 2003 (Note 1)
Previous Owner / Acquisition Date		Ishii Iron Works Co., Ltd / November 29, 1975
Location (Address)		3-26-8 Tsukishima, Chuo-ku, Tokyo
Usage		Residential, Offices (Note 2)
Property Type		Compact Type
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and ten above ground floors (Note 2)
Site Area	Land	4,252.86 ㎡(Note 3)
	Building	18,115.39 ㎡(Note 4)
Type of Ownership	Land	Proprietary ownership (portion of co-ownership based on site area; 56.65%)(Note 5)
	Building	Compartmentalized ownership (Note 6)
Completion Date		January 15, 2004
Construction Company		Sekisui House, Ltd.
Probable Maximum Loss		17.11% (SOMPO JAPAN RISK MANAGEMENT,INC)
Anticipated Acquisition Price		¥5,353,000,000
Appraisal (Note 7)	Appraisal Value	¥5,420,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Refarence Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants(Note 8)		— (Lease with a fixed term , rent fee guaranteed by Sekiwa Real Estate,

	Ltd,) (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space	7,711.14 ㎡
Total Leased Floor Space	7,711.14 ㎡
Occupancy Ratio	100.0%
Total Leasable Units	140
Total Leased Units	140
Monthly Rental Income (Excluding Consumption Tax)	¥24,480,418
Security and Guarantee Deposit	¥48,880,000

Special Considerations	None
Other	(Notes: 1. The date the trust beneficiary interest in the Property's land was acquired. 2. Details relating to structure, number of floors and usage apply to the entire building. 3. Details relating to the land site area apply to the entire site occupied by the building (including areas scheduled for acquisition by other compartmentalized owners). 4. Details relating to the building site area (total floor space) apply to the entire building. 5. As of the date of this report, an application for the registration of land ownership classification is currently under process and acknowledged as having been received by the Legal Affairs Bureau on March 17, 2006. The Investment Corporation will acquire an exclusive area comprising floors 2 through 10 of Building A, which runs along Nishi-nakadori (otherwise known as "Monja Street") (site ownership ratio: 766,990/1,353,792). The office areas on the first and second basement levels and the residential areas of Building B, which runs along the road on the northeast side, will be held by other compartmentalized owners. The Investment Corporation will acquire 140 condominiums comprising 52 1K to 1LDK type condominiums measuring approximately 40 to 45 m^2 and 88 1LDK-, 2DK-, and 2LDK-type condominiums measuring 58 to 85 m^2. 6. Of the total compartmentalized ownership of the entire building site area amounting to 13,168.75 m^2 (excluding attached buildings and structures), the exclusive portion of compartmentalized ownership relating to the Property totals 7,487.85 m^2 (site area ratio: approximately 56.86%). 7. A summary of the Research Report undertaken by the appraiser. 8. The Investment Corporation has executed a 25-year fixed-term lease agreement with Sekiwa Real Estate, Ltd. in connection with the residential portions of Buildings A & B. Under this agreement, Sekiwa Real Estate, Ltd. has agreed to guarantee rental payments (rental rates are currently fixed through January 31, 2009).
Characteristics of the Property	(1) Area The Property is located approximately five minutes on foot from Kachidoki Station on the Toei Oedo Line, approximately seven minutes on foot from Tsukishima Station on the Toei Oedo and Tokyo Metro Yurakucho Lines and on the west side of Tsukishima Nishi-nakadori shopping promenade, otherwise known as "Monja Street." The area is extremely popular, boasting close proximity and easy access to the city center as well as old town appeal mainly from Sumida river and the local shopping promenade. (2) Building The Property has a refined as well as elaborate layout, internal passageways, comprehensive facilities and a reception area similar to that found in hotels providing convenience and a quality living environment.

	(3) Tenants The Property is expected to attract demand from singles, DINKS and potential tenants of similar standing due to its close proximity to the city center and superior convenience. Under a fixed-term property leasing agreement of 25 years (priod of lease term: until January 31, 2029), Sekiwa Real Estate, Ltd. will guarantee the Property's rental income (rental rates currently fixed through January 31, 2009). Accordingly, the Property is expected to provide stable earnings.

B-20 Regalo Ochanomizu I & II

Property Name		Regalo Ochanomizu I & II
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Resona Bank, Ltd.
Trust Term		September 6, 2005 to September 6, 2015
Current Owner / Acquisition Date		Y.K. KW Property 10 / September 6, 2005 (Note 1)
Previous Owner / Acquisition Date		Nichimo Co., Ltd / July 23, 2004 (Note 2)
Location (Address)		①2-3-19 Hongo, Bunkyo-ku, Tokyo (I) ②2-3-18 Hongo, Bunkyo-ku, Tokyo (II)
Usage		Residential
Property Type		Single Type
Type of Structure		①Flat roofed reinforced concrete structure; one underground and ten above ground floors (I) ②Flat roofed reinforced concrete structure; eleven floors (II)
Site Area	Land	1,205.65 m² (Note 3)(Note 4)
	Building	4,843.27 m² (Note 3)
Type of Ownership	Land	Proprietary ownership (Portion of land possession; 97.66%)(Note 5)
	Building	Proprietary ownership
Completion Date		①January 30, 2006 ②February 26, 2006
Construction Company		FUJIKENSETSU CO.,LTD
Probable Maximum Loss		9.32%(SOMPO JAPAN RISK MANAGEMENT,INC)
Anticipated Acquisition Price		¥3,600,000,000 (Note 3)
Appraisal(Note 3) (Note 6)	Appraisal Value	¥3,660,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Co., Ltd.
	Details	Please refer to Refarence Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants(Note 1)		0 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		4,280.92 m²
Total Leased Floor Space		0.00 m²
Occupancy Ratio		0.0%
Total Leasable Units		147

Total Leased Units	0
Monthly Rental Income (Excluding Consumption Tax)	¥0
Security and Guarantee Deposit	¥0
Special Considerations	City planning road width was determined (planning width 25 m) for the roadway on the southern side of the Property (Building I) on March 21, 1946. Business determination has not been made. Land relating to the Property will not, however, be appropriated even in the event of city planning implementation.
Other	Notes: 1. The date the trust beneficiary interest in the Property's land was acquired. 2. The date the Property's land was acquired (the oldest date of land acquisition). 3. The Property is comprised of two buildings. Figures relating to the planned acquisition price, land site area, repairs and maintenance expenses, total floor space, lease terms, conditions and status and appraisal report are aggregate total for the two buildings. 4. Included in the site area for land is a space of approximately 141 m^2 representing land identified as private roadway obligation and an area of approximately 24 m^2 representing land from the midpoint of the roadway to the Property's boundary, pursuant to Article 42.2 of the Building Standards Law. 5. Of the two parcels of land that comprise the aforementioned area identified as private roadway obligation, one parcel (lot number: 15-13; site area: 115.00 m^2) is co-owned with seven other individuals (ownership ratio: 75,454/100,000). 6. A summary of the Research Report undertaken by the appraiser.
Characteristics of the Property	(1) Area The Property is located approximately five minutes on foot from Suidobashi Station on each JR and the Toei Mita Lines, approximately six minutes on foot from Ochanomizu Station on each JR and the Tokyo Metro Marunouchi Lines and approximately seven minutes on foot from Shin-Ochanomizu Station on the Tokyo Metro Chiyoda Line. The surrounding area rises to a moderate plateau comprising office buildings, university hospitals, residential properties and parks. Traversed by Sotobori-dori running parallel with Kanda river, the area is distinguished for its serene and peaceful environment. (2) Buildings The Property is comprised of two newly constructed 1K-type residential buildings (Building I: 63 units between 28 m^2 and 30 m^2; Building II: 84 units between 22 m^2 and 30 m^2). From a facilities perspective, the Property is ideal, particularly for women. Features include a twin burner stove, air-conditioning, flooring, shower toilet as well as bathroom dryer and ventilation. From a security perspective, each condominium is equipped with an automatic locking device with monitor. Access is via a dimple key. Security cameras are strategically placed to further enhance security. From a convenience perspective, each building offers optical fiber TV and Internet access, home delivery lockers and other features. (3) Tenants The area is popular among businesspersons and students due to its close proximity to the city center and the large number of universities and private tutoring schools. In addition, the area boasts a number of large-scale hospitals. Accordingly, the Property offers high potential for demand from those working in the medical profession.

B-21 Regalo Shiba-Kouen

Property Name	Regalo Shiba-Kouen

<table>
<tr><td colspan="2">Type of Specified Asset</td><td>Trust beneficiary interest in real estate</td></tr>
<tr><td colspan="2">Trustee</td><td>The Chuo Mitsui Trust and Banking Co., Ltd.</td></tr>
<tr><td colspan="2">Trust Term</td><td>December 20, 2005 to December 31, 2015</td></tr>
<tr><td colspan="2">Current Owner / Acquisition Date</td><td>Y.K. KW Property 5 / December 20, 2005</td></tr>
<tr><td colspan="2">Previous Owner / Acquisition Date</td><td>Mitsui Fudosan / March 26, 2004 (Note)</td></tr>
<tr><td colspan="2">Location (Address)</td><td>3-4-16 Shiba, Minato-ku, Tokyo</td></tr>
<tr><td colspan="2">Usage</td><td>Residential</td></tr>
<tr><td colspan="2">Property Type</td><td>Compact Type</td></tr>
<tr><td colspan="2">Type of Structure</td><td>Flat roofed reinforced concrete structure;thirteen floors</td></tr>
<tr><td rowspan="2">Site Area</td><td>Land</td><td>530.45 m²</td></tr>
<tr><td>Building</td><td>2,786.98 m²</td></tr>
<tr><td rowspan="2">Type of Ownership</td><td>Land</td><td>Proprietary ownership</td></tr>
<tr><td>Building</td><td>Proprietary ownership</td></tr>
<tr><td colspan="2">Completion Date</td><td>November 18, 2005</td></tr>
<tr><td colspan="2">Construction Company</td><td>Hazama Corporation</td></tr>
<tr><td colspan="2">Probable Maximum Loss</td><td>12.39% (SOMPO JAPAN RISK MANAGEMENT,INC)</td></tr>
<tr><td colspan="2">Anticipated Acquisition Price</td><td>¥2,260,000,000</td></tr>
<tr><td rowspan="4">Appraisal</td><td>Appraisal Value</td><td>¥2,260,000,000</td></tr>
<tr><td>Base Date for Appraisal</td><td>March 1, 2006</td></tr>
<tr><td>Appraiser</td><td>Daiwa Real Estate Appraisal Co., Ltd.</td></tr>
<tr><td>Details</td><td>Please refer to Refarence Material 1.</td></tr>
<tr><td colspan="2">Existence of Secured Interests after Acquisition</td><td>None</td></tr>
<tr><td colspan="2">Master Lease Company and Property Management Company after Acquisition</td><td>Kenedix Advisors Co., Ltd.</td></tr>
<tr><td colspan="2">Number of End Tenants</td><td>5 (As of December 31, 2005. The same applies below.)</td></tr>
<tr><td colspan="2">Total Leasable Floor Space</td><td>2,507.52 m²</td></tr>
<tr><td colspan="2">Total Leased Floor Space</td><td>171.24 m²</td></tr>
<tr><td colspan="2">Occupancy Ratio</td><td>6.8%</td></tr>
<tr><td colspan="2">Total Leasable Units</td><td>64</td></tr>
<tr><td colspan="2">Total Leased Units</td><td>5</td></tr>
<tr><td colspan="2">Monthly Rental Income (Excluding Comsumption Tax)</td><td>¥739,000</td></tr>
<tr><td colspan="2">Security and Guarantee Deposit</td><td>¥1,478,000</td></tr>
<tr><td>Special Considerations</td><td colspan="2">None</td></tr>
<tr><td>Other</td><td colspan="2">Note:
The date the trust beneficiary interest in the Property's land was acquired.</td></tr>
<tr><td>Characteristics of the Property</td><td colspan="2">(1) Area
The Property is located in a highly convenient area approximately one minute on foot from Shibakoen Station of the Toei Mita Line and approximately six minutes on foot from Akabanebashi Station on the Toei Oedo Line. Within the surrounding area are a park, Keio University and hotels. Despite the presence of office buildings, the area is relatively quiet and offers a peaceful environment.
(2) Building</td></tr>
</table>

	The Property is a newly constructed residential building comprising 64 1LDK- and Studio-type condominiums between 22 m^2 and 45 m^2. The view from the upper floors provides a sense of freedom. Each condominium has a hands-free TV-monitor interphone, home delivery locker, automatic locking system, air-conditioning, system kitchen, reheatable bath, bathroom drying and ventilation system as well as other facilities to meet every tenant need. (3) Tenants The Property is expected to generate demand from the singles and DINKS segments due to its close proximity to the Central Business Districts such as Tokyo, Otemachi and Marunouchi as well as its convenient access to Shibakoen Station.

B-22 Chigasaki Socie Ni-bankan

Property Name		Chigasaki Socie Ni-bankan
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		July 15, 2005 to August 1, 2015
Current Owner / Acquisition Date		Y.K. KDX 2 / January 20, 2006
Previous Owner / Acquisition Date		YK Revival Produce / July 15, 2005
Location (Address)		2-1-38 Chigasaki, Chigasaki-si, Kanagawa
Usage		Offices, Residential
Property Type		Compact Type
Type of Structure		Flat roofed reinforced concrete structure; eight floors
Site Area	Land	2,191.21 ㎡(Note)
	Building	3,821.74 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		January 29, 1991
Construction Company		MITSUI CONSTRUCTION CO.,LTD
Probable Maximum Loss		18.75% (SOMPO JAPAN RISK MANAGEMENT,INC)
Anticipated Acquisition Price		¥1,160,000,000
Appraisal	Appraisal Value	¥1,160,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Co., Ltd.
	Details	Please refer to Refarence Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		44 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		3,544.18 ㎡
Total Leased Floor Space		3,096.96 ㎡
Occupancy Ratio		87.3%
Total Leasable Units		49
Total Leased Units		42
Monthly Rental Income (Excluding Consumption Tax)		¥6,349,560

Security and Guarantee Deposit	¥17,702,360
Special Considerations	None
Other	Note: Included in the site area for land is an area of approximately 22 m² representing an area from the midpoint of the roadway to the Property's boundary, pursuant to Article 42.2 of the Building Standards Law.
Characteristics of the Property	(1) Area The Property stands at the Chigasaki Ekimae intersection on National Highway 1, approximately five minutes on foot from Chigasaki Station on the JR Tokaido and Sagami Lines. The area is both well known and popular within Kanagawa Prefecture, with convenient direct rail access to Yokohama, Tokyo and Shinjuku. The area immediately surrounding the station boasts a shopping promenade and large-scale retail facilities including JUSCO, Ito-Yokado and Saty. Offering significant lifestyle convenience, the area is also home to the Town Hall, cultural center, Chuo Park and other facilities. (2) Building The Property is mainly comprised of 2DK to 3LDK-type condominiums between 56 m² and 79 m². In good repair, the Property is expected to satisfy all levels of tenant demand. (3) Tenants The Property offers considerable convenience, located in close proximity to the railway station and a number of multi-purpose commercial and retail facilities. The Property is expected to generate demand from families with workers traveling to Tokyo or Yokohama. Accordingly, stable medium- to long-term earnings are forecast.

B-23 Court Nishi-Shinjuku

Property Name		Court Nishi-Shinjuku
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		October 31, 2005 to October 30, 2015
Current Owner / Acquisition Date		Y.K. KW Property 5／October 31, 2005
Previous Owner / Acquisition Date		MIYABI ESTEX Co.,Ltd.／September 29, 2004 (Note 1)
Location (Address)		7-18-15, Nishi-shinjuku, Shinjuku-ku, Tokyo
Usage		Residential
Property Type		Single Type
Type of Structure		Flat roofed reinforced concrete structure;8 stories
Site Area	Land	408.16 ㎡(Note 2)
	Building	1,669.33 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 7, 2005
Construction Company		FUETSU KENSETSU Co.,Ltd.
Probable Maximum Loss		6.44%(SOMPO JAPAN RISK MANAGEMENT,INC)
Anticipated Acquisition Price		¥1,130,000,000
Appraisal	Appraisal Value	¥1,150,000,000
	Base Date for Appraisal	March 1, 2006

	Appraiser	Daiwa Real Estate Appraisal Co., Ltd.
	Details	Please refer to Refarence Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		22 (as of December 31, 2005. The same applies below)
Total Leasable Floor Space		1,345.92 m²
Total Leased Floor Space		564.55 m²
Occupancy Ratio		41.9%
Total Leasable Units		54
Total Leased Units		22
Monthly Rental Income (Excluding Comsumption Tax)		¥2,487,000
Security and Guarantee Deposit		¥4,974,000
Special Considerations	None	
Other	Notes: 1. The date the trust beneficiary interest in the Property's land was acquired. 2. Included in the site area for land is an area of approximately 9.8 m^2 representing an area from the midpoint of the roadway to the Property's boundary, pursuant to Article 42.2 of the Building Standards Law.	
Characteristics of the Property	(1) Area The Property is located approximately four minutes on foot from Shinjuku Nishiguchi Station on the Toei Oedo Line and approximately five to seven minutes on foot from Shinjuku Station on each JR Line as well as the Tokyo Metro Marunouchi, Odakyu, Keio, Toei Shinjuku Lines. Shinjuku Station is one of Japan's leading transportation terminals and as such offers outstanding convenience and access. The surrounding area is recognized for its activity and vitality. (2) Building The Property is a newly constructed residential building comprising 33 1K-type condominiums of between 20 m^2 and 27 m^2 and 21 1LDK-type condominiums of between 44 m^2 and 49 m^2. The building and each condominium are equipped with every facility taking into the account the various needs of tenants. Ideal for the singles segment, specifications include separate bathroom and toilet, vanity, space for internal washing machine, bathroom dryer and ventilation, compact kitchen, ample storage space, BS/CS/optical fiber capability and a home delivery box. From a security perspective, each condominium is equipped with an interphone with TV monitor, automatic locking system and home security system. Security elevators also service the building. (3) Tenants Retail stores and office buildings dominate the area within walking distance of Shinjuku Station. Shinjuku is distinguished for its outstanding location and access, situated in close proximity to Ginza, Otemachi, Marunouchi, Shibuya and other major centers. The Property is expected to attract demand from the singles and DINKS segments in search of the convenience and enjoyment of city life.	

B-24 Regalo Komazawa-Kouen

Property Name	Regalo Komazawa-Kouen

<table>
<tr><td colspan="2">Type of Specified Asset</td><td>Trust beneficiary interest in real estate</td></tr>
<tr><td colspan="2">Trustee</td><td>Mizuho Trust & Banking Co., Ltd.</td></tr>
<tr><td colspan="2">Trust Term</td><td>March 17, 2006 to August 1, 2015</td></tr>
<tr><td colspan="2">Current Owner / Acquisition Date</td><td>Y.K. KW Property 5 / March 17, 2006</td></tr>
<tr><td colspan="2">Previous Owner / Acquisition Date</td><td>YK Terrest Investment / February 25, 2005 (Note)</td></tr>
<tr><td colspan="2">Location (Address)</td><td>5-21-6 Komazawa, Setagaya-ku, Tokyo</td></tr>
<tr><td colspan="2">Usage</td><td>Residential, Commercial</td></tr>
<tr><td colspan="2">Property Type</td><td>Single Type</td></tr>
<tr><td colspan="2">Type of Structure</td><td>Flat roofed reinforced concrete structure; eight floors</td></tr>
<tr><td rowspan="2">Site Area</td><td>Land</td><td>363.08 ㎡</td></tr>
<tr><td>Building</td><td>1,262.00 ㎡</td></tr>
<tr><td rowspan="2">Type of Ownership</td><td>Land</td><td>Proprietary ownership</td></tr>
<tr><td>Building</td><td>Proprietary ownership</td></tr>
<tr><td colspan="2">Completion Date</td><td>February 6, 2006</td></tr>
<tr><td colspan="2">Construction Company</td><td>SHIMIZU CORPORATION</td></tr>
<tr><td colspan="2">Probable Maximum Loss</td><td>9.29%(SOMPO JAPAN RISK MANAGEMENT,INC)</td></tr>
<tr><td colspan="2">Anticipated Acquisition Price</td><td>¥912,000,000</td></tr>
<tr><td rowspan="4">Appraisal</td><td>Appraisal Value</td><td>¥943,000,000</td></tr>
<tr><td>Base Date for Appraisal</td><td>March 1, 2006</td></tr>
<tr><td>Appraiser</td><td>Daiwa Real Estate Appraisal Co., Ltd.</td></tr>
<tr><td>Details</td><td>Please refer to Refarence Material 1.</td></tr>
<tr><td colspan="2">Existence of Secured Interests after Acquisition</td><td>None</td></tr>
<tr><td colspan="2">Master Lease Company and Property Management Company after Acquisition</td><td>Kenedix Advisors Co., Ltd.</td></tr>
<tr><td colspan="2">Number of End Tenants</td><td>0 (As of December 31, 2005. The same applies below)</td></tr>
<tr><td colspan="2">Total Leasable Floor Space</td><td>1,020.48 ㎡</td></tr>
<tr><td colspan="2">Total Leased Floor Space</td><td>0.00 ㎡</td></tr>
<tr><td colspan="2">Occupancy Ratio</td><td>0.0%</td></tr>
<tr><td colspan="2">Total Leasable Units</td><td>31</td></tr>
<tr><td colspan="2">Total Leased Units</td><td>0</td></tr>
<tr><td colspan="2">Monthly Rental Income (Excluding Consumption Tax)</td><td>¥0</td></tr>
<tr><td colspan="2">Security and Guarantee Deposit</td><td>¥0</td></tr>
</table>

Special Considerations	None
Other	Note: The date the trust beneficiary interest in the Property's land was acquired.
Characteristics of the Property	(1) Area The Property fronts Komazawa Koen-dori approximately 14 minutes on foot from Komazawa Daigaku Station on the Tokyu Denentoshi Line. The areas surrounding either side of the Tokyu Denentoshi Line as well as Komazawa Park are extremely popular for residential use. In close proximity to one of Tokyo's leading parks, the Property offers outstanding living conditions. On the west side of the Property are the Fukasawa and Seta housing estates. A bus stop is located immediately in front of the Property with access to Shibuya and Todoroki. (2) Building

	The Property is a newly constructed residential building with one retail facility and 31 condominiums (21 1K-type condominiums of between 22 m^2 and 10 1LDK-type condominiums of between 32 m^2 and 45 m^2). The building and each condominium are equipped with every facility taking into the account the recent needs of tenants. Specifications include separate bathroom and toilet (with washlet), flooring, air-conditioning, 24-hour ventilation system, compact kitchen, a home delivery box, interphone with color monitor and automatic locking system. The building also allows pets. (3) Tenants The Property is in close proximity to Shibuya, one of Tokyo's leading retail and business areas, with easy access to other major centers such as Shinjuku, Otemachi and Marunouchi. Located in a mature residential area offering outstanding convenience and lifestyle, the Property is expected to attract interest from the student, singles and DINKS segments.

B-25 Court Shin-Okachimachi

Property Name		Court Shin-Okachimachi
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		October 31, 2005 to October 30, 2015
Current Owner / Acquisition Date		Y.K. KW Property 5 / October 31, 2005
Previous Owner / Acquisition Date		MIYABI ESTEX Co.,Ltd. / July 16, 2004 (Note)
Location (Address)		1-10-6 Moto-asakusa, Taito-ku, Tokyo
Usage		Residential
Property Type		Compact Type
Type of Structure		Flat roofed reinforced concrete structure;eleven floors
Site Area	Land	311.22 ㎡
	Building	1,494.55 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 7, 2005
Construction Company		Katayamagumi Co.,Ltd.
Probable Maximum Loss		4.70% (SOMPO JAPAN RISK MANAGEMENT,INC)
Anticipated Acquisition Price		¥878,000,000
Appraisal	Appraisal Value	¥878,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Co., Ltd.
	Details	Please refer to Refarence Material 1
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		41 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		1,377.87 ㎡
Total Leased Floor Space		1,377.87 ㎡
Occupancy Ratio		100.0%
Total Leasable Units		41

Total Leased Units		41
Monthly Rental Income (Excluding Comsumption Tax)		¥4,641,000
Security and Guarantee Deposit		¥9,365,000
Special Considerations	None	
Other	Note: The date the trust beneficiary interest in the Property's land was acquired.	
Characteristics of the Property	(1) Area The Property is located approximately two minutes on foot from Shin-Okachimachi Station of the Toei Oedo and the Tsukuba Express Lines and approximately seven minutes on foot from Inaricho Station on the Tokyo Metro Ginza Line. Offering outstanding access to major centers including Ueno, Nihombashi, Ginza, Shibuya and Shinjuku, the area is now linked to Tokyo's northeast economic zone via the recently opened Tsukuba Express Line. (2) Building The Property is a newly constructed residential building comprising a total of 41 1K-1LDK type condominiums of between 22 m^2 and 47 m^2. The building and each condominium are equipped with every facility taking into account the recent needs of tenants. Specifications include separate bathroom and toilet, bathroom with dryer and ventilation, compact kitchen, interphone with color monitor, automatic locking system, home delivery box and home security system. (3) Tenants The Property offers easy access and a convenient lifestyle at a reasonable price. Accordingly, demand is expected from the singles and DINKS segments.	

B-26 Primo Regalo Kagurazaka

Property Name		Primo Regalo Kagurazaka
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		February 17, 2006 to February 16, 2016
Current Owner / Acquisition Date		Y.K. KW Property 5 / February 17, 2006
Previous Owner / Acquisition Date		NIPPON DELTA CAPITAL / December 20, 2004 (Note 1)
Location (Address)		8-10 Tsukiji-cho, Shinjuku-ku, Tokyo (Note 2)
Usage		Residential, Commercial
Property Type		Single Type
Type of Structure		Flat roofed reinforced concrete structure; eight floors
Site Area	Land	320.16 ㎡
	Building	1,007.54 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		January 17, 2006
Construction Company		Goda Koumuten Co., Ltd.
Probable Maximum Loss		7.86% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥762,000,000
Appraisal	Appraisal Value	¥762,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Corporation.

	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		0 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		890.93 m²
Total Leased Floor Space		0.00 m²
Occupancy Ratio		0.0%
Total Leasable Units		33
Total Leased Units		0
Monthly Rental Income (Excluding Consumption Tax)		¥0
Security and Guarantee Deposit		¥0
Special Considerations	None	
Other	Notes: 1. The date the trust beneficiary interest in the Property's land was acquired. 2. The Property's residential address is yet to be determined.	
Characteristics of the Property	(1) Area The Property is located approximately five minutes on foot from Kagurazaka Station on the Tokyo Metro Tozai Line with easy access to major centers such as Otemachi, Marunouchi, Shinjuku and Shibuya. Boasting close proximity to the city center, the Kagurazaka area also retains an historic appeal. The area is popular across broad generations. (2) Building The Property is a newly constructed retail and residential building. The first floor is for retail use. Otherwise, the Property is comprised of a total 33 condominiums (32 1K- type condominiums of approximately 25 m^2 and one 2DK-type condominium of 52 m^2). Features take into the modern-day needs of tenants. Specifications include separate bathroom and washlet-equipped toilet, reheatable bath, bathroom with dryer and ventilation system, system mini-kitchen, automatic locking system with TV monitor and home delivery box. (3) Tenants Conditions are characterized by persistent demand for residential properties. Distinguished for its excellent access and convenience, the Property is expected to attract demand from the student and singles segment.	

B-27 Primo Regalo Youga

Property Name	Primo Regalo Youga
Type of Specified Asset	Trust beneficiary interest in real estate
Trustee	Mizuho Trust & Banking Co., Ltd.
Trust Term	March 10, 2006 to March 9, 2016
Current Owner / Acquisition Date	Y.K. KW Property 5 / March 10, 2006
Previous Owner / Acquisition Date	Globan Inc. / December 17, 2004 (Note)
Location (Address)	5-34-21 Seta, Setagaya-ku, Tokyo
Usage	Residential complex
Property Type	Single type

KENEDIX
Realty Investment Corporation

Type of Structure		Steel reinforced concrete with flat roof, eight floors
Site Area	Land	603.00 m²
	Building	1,213.20 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		December 20, 2005
Construction Company		Mabuchi Construction Co., Ltd.
Probable Maximum Loss		9.98% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥730,000,000
Appraisal	Appraisal Value	¥730,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Corporation.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		0 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		1,012.80 m²
Total Leased Floor Space		0.00 m²
Occupancy Ratio		0.0%
Total Leasable Units		38
Total Leased Units		0
Monthly Rental Income (Excluding Consumption Tax)		¥0
Security and Guarantee Deposit		¥0
Special Considerations	None	
Other	Note: The date the trust beneficiary interest in the Property's land was acquired.	
Characteristics of the Property	(1) Area The Property is located approximately 12 minutes on foot from Youga Station on the Tokyu Denentoshi Line, an area that continues to attract strong residential demand. The Tokyu Denentoshi Line provides access to Shibuya, Omotesando and Otemachi. The Youga area is alive with vitality and offers a comfortable lifestyle. On the north side of the Property is Kinuta Park, an oasis for residents and visitors. (2) Building The Property is a recently constructed building comprising a total of 38 condominiums (36 1K-type condominiums of 25 m^2 and 2 2LDK-type condominiums of 50 m^2). All condominiums face south and are equipped with facilities that take into account the modern-day needs of tenants. Specifications include separate bathroom and washlet-equipped toilet, bathroom with dryer and ventilation system, vanity with extendable shower faucet, automatic locking system and home delivery box. The building also allows pets. (3) Tenants The Property is in close proximity to Shibuya, one of Tokyo's leading retail and business areas,	

	with easy access to other major centers such as Shinjuku, Otemachi and Marunouchi. Located in a mature residential area offering outstanding convenience and lifestyle, the Property is expected to attract interest from the student, singles and DINKS segments.

B-28 Court Shimouma

Property Name		Court Shimouma
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		October 31, 2005 to October 30, 2015
Current Owner / Acquisition Date		Y.K. KW Property 5 / October 31, 2005
Previous Owner / Acquisition Date		Miyabi Estex Co., Ltd. / September 30, 2004 (Note)
Location (Address)		1-21-8 Shimouma, Setagaya-ku, Tokyo
Usage		Residential complex
Property Type		Single type
Type of Structure		Steel reinforced concrete with flat roof, 6 floors
Site Area	Land	376.62 m²
	Building	880.18 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 13, 2005
Construction Company		Katayama Corporation
Probable Maximum Loss		8.43% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥638,000,000
Appraisal	Appraisal Value	¥638,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Corporation.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		24 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		829.05 m²
Total Leased Floor Space		666.15 m²
Occupancy Ratio		80.3%
Total Leasable Units		29
Total Leased Units		24
Monthly Rental Income (Excluding Consumption Tax)		¥2,611,000
Security and Guarantee Deposit		¥5,030,000
Forecast Net Operating Income		Please refer to Reference Material 2.

Special Considerations	None
Other	Note: The date the trust beneficiary interest in the Property's land was acquired.

Characteristics of the Property	(1) Area The Property is located approximately 12 minutes on foot from Yutenji Station on the Tokyu Toyoko Line and approximately 15 minutes on foot from Sangenjaya Station on the Tokyu Denentoshi Line. The areas within walking distance from each station along the Tokyu Toyoko and Tokyu Denentoshi Lines are extremely popular residential areas. Features include Setagaya Park and a host of interesting shops that contribute to a pleasant lifestyle. (2) Building The Property is a newly constructed residential building comprising a total of 29 condominiums (28 1R-type condominiums of between 25 m^2 and 37 m^2). Built to a fashionable design, the external and internal features take into account the modern-day needs of tenants. Specifications include air-conditioning, bathroom with dryer and ventilation system, interphone with monitor, system kitchen, twin-burner gas stove and automatic locking system. (3) Tenants In the Tokyo Metropolitan area, the Tokyu Denentoshi and Tokyu Toyoko Lines are extremely popular providing access to major centers such as Shibuya, Shinjuku, Otemachi and Marunouchi. Boasting convenient access and an excellent lifestyle, the Property is expected to attract demand from the student and singles segments.

B-29 Ashiya Royal Homes

Property Name		Ashiya Royal Homes
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Resona Bank Ltd.
Trust Term		December 20, 2005 to December 20, 2015
Current Owner / Acquisition Date		Y.K. Lump Sum Investment / December 20, 2005
Previous Owner / Acquisition Date		3 indivisuals / December 25, 1989(Note 1)(Note 2)
Location (Address)		20-10 Ohara-cho, Ashiya-shi, Hyogo
Usage		Residential complex
Property Type		Prestige type
Type of Structure		Steel reinforced concrete with flat roof, 5 floors
Site Area	Land	2,685.08 ㎡
	Building	5,015.67 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		June 5, 1991
Construction Company		Takenaka Corporation
Probable Maximum Loss		11.05%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥2,330,000,000
Appraisal	Appraisal Value	¥2,390,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.

Number of End Tenants	12 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space	3,998.41 m²
Total Leased Floor Space	2,544.82 m²
Occupancy Ratio	63.6%
Total Leasable Units	21
Total Leased Units	13
Monthly Rental Income (Excluding Consumption Tax)	¥9,892,000
Security and Guarantee Deposit	¥35,134,000
Special Considerations	City planning road width was determined (planning width 20 m) for the roadway on the eastern side of the Property on August 5, 1946. Business determination has not been made. In the event of city planning implementation, the boundary of the existing road will encroach approximately 13.6 m into the Property's site area. As a result, an area of approximately 400 m² on the eastern side of the site area will be transferred to public authorities for the purpose of roadwork. This area is currently utilized as a parking facility. In the event the aforementioned portion of land is transferred for roadwork, there will be no impact on the Property.
Other	Notes: 1. The previous owner has not given the Investment Corporation approval to disclose his/her name. Accordingly, this detail has been omitted. 2. The date the trust beneficiary interest in the Property's land was acquired.
Characteristics of the Property	(1) Area The Property is located approximately six minutes on foot from JR Ashiya Station and approximately eight minutes on foot from Ashiya-gawa Station on the Hankyu Railway Kobe Line. In addition to the prestigious brand value associated with the "Ashiya" name, the area within walking distance of the station is predominantly flat, quiet and offers ideal living conditions. (2) Building Offering the design contrast of a sophisticated, elegant and serene external façade with bright interior utilizing stoneware, the Property is a premium residential building for lease. The building is comprised of 21 prestige-type residences of between 97.36 m² to 384 m². In excellent repair, the building and specifications are of the highest quality. (3) Tenants The building is one of Japan's leading premium residential properties. Accordingly, demand is expected from high net worth individuals and foreign companies and consulates as residences for senior executives and diplomats.

B-30 Regalo Ibaraki I & II

Property Name	Regalo Ibaraki I & II
Type of Specified Asset	Trust beneficiary interest in real estate
Trustee	Mizuho Trust & Banking Co., Ltd.
Trust Term	March 17, 2006 to August 1, 2015
Current Owner / Acquisition Date	Y.K. Lump Sum Investment / March 17, 2006
Previous Owner / Acquisition Date	Kintetsu Real Estate Co., Ltd. , WILLING JP Co., Ltd. / January 21, 2005
Location (Address)	1) 9-11 Takebashi, Ibaraki-shi, Osaka(I) 2) 9-12 Takebashi, Ibaraki-shi, Osaka(II)
Usage	Residential complex
Property Type	Family type

Type of Structure		1) Reinforced Concrete with slate ; four floors 2) Reinforced Concrete with slate; one underground floors and seven floors
Site Area	Land	3,390.22 m²(Note 1)
	Building	6,445.92 m²(Note 1)(Note 2)
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Scheduled Completion Date		1) May 27, 1991 2) March 17, 1993
Construction Company		Kakeya Corporation
Probable Maximum Loss		17.20% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥1,600,000,000(Note 1)
Appraisal (Note 1)	Appraisal Value	¥1,650,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants(Note 1)		0 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		4,702.63 m²
Total Leased Floor Space		0.00 m²
Occupancy Ratio		0.0%
Total Leasable Units		61
Total Leased Units		0
Monthly Rental Income (Excluding Consumption Tax)		¥0
Security and Guarantee Deposit		¥0
Special Considerations	None	
Other	Notes: 1. The Property is comprised of two buildings. Figures relating to the planned acquisition price, land site area, repairs and maintenance expenses, total floor space, lease terms, conditions and status and appraisal report are aggregate total for the two buildings. 2. The Property has the following attached structures. These attached structures are not included in the total site area. Type of building: rubbish room; Building structure: reinforced concrete structure with flat roof, one floor; Floor space: 6.30 m² Type of building: machine room; Building structure: steel structure with flat roof, one floor; Floor space: 4.00 m² Type of building: machine room; Building structure: reinforced concrete structure with flat roof, one floor; Floor space: 4.95 m²	
Characteristics	(1) Area	

of the Property	The Property is located approximately seven minutes on foot from Ibaraki-shi Station on the Hankyu Railway Kyoto Line and approximately 18 minutes on foot from Ibaraki Station on the JR Tokaido Main Line. The area lies between Osaka and Kyoto with good access to each prefecture in the Kinki region. The area is particularly popular as the bed town for both Osaka and Kyoto. (2) Building The building lot is of a substantial scale with all condominiums facing south. Residences previously used by a company as employee housing have been upgraded and converted to rental purposes. Facilities and specifications take into account the needs of tenants. (3) Tenants Offering a comfortable lifestyle and convenient access to the center of Osaka, the Property is expected to attract demand from families and individuals as well as companies seeking to utilize as corporate residences for employees.

B-31 Collection Higashi-Sakura

Property Name		Collection Higashi-Sakura
Type of Specified Asset		Trust beneficiary interest in real estate(Note 1)
Trustee		Unspecified (Note 1)
Trust Term		-
Current Owner / Acquisition Date		WOOD FRIENDS Co., Ltd. / November 5, 2004(Note 2)
Previous Owner / Acquisition Date		①Sato Kogyo Co., Ltd. ②J-net Rental & Lease CO., Ltd. ①July 30, 1990 / ②July 29, 2004(Note 3)
Location (Address)		1-5-10 Higashi-Sakura, Higashi-ku, Nagoya, Aichi
Usage		Residential complex, Commercial
Property Type		Compact type
Type of Structure		Steel Reinforced Concrete; fourteen floors
Site Area	Land	462.52 ㎡
	Building	2,931.65 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 10, 2006
Construction Company		Sato Kogyo Co., Ltd.
Probable Maximum Loss		12.20%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥1,264,000,000
Appraisal	Appraisal Value	¥1,274,000,000
	Base Date for Appraisal	March 10, 2006
	Appraiser	Chuo Real Estate Appraisal Co., Ltd.
	Details	Please refer to Reference Material 1。
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		0 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		2,655.31 ㎡
Total Leased Floor Space		0.00 ㎡

Occupancy Ratio		0.0%
Total Leasable Units		66
Total Leased Units		0
Monthly Rental Income (Excluding Consumption Tax)		¥0
Security and Guarantee Deposit		¥0
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. On the scheduled date of acquisition, the existing owner will establish a real estate trust. On the same day, the Investment Corporation plans to acquire a beneficiary interest in the real estate trust. 2. The date the Property's land was acquired (the oldest date of land acquisition). 3. The date the trust beneficiary interest in the Property's land was acquired.	
Characteristics of the Property	(1) Area The Property is located approximately one minute from Takaoka Station on the Nagoya Municipal Subway Sakura-dori Line. Takaoka is four stations from Nagoya and a convenient six minutes by train. The Property is located in an area that remains competitive with other city areas and is within walking distance of the Sakae district, Nagoya's premium retail and business area. (2) Building The Property is a combined retail and residential building. The first floor houses retail shops. Floors 2 through 14 house a total of 65 condominiums with five condominiums to each floor. Condominiums are of either 1DK- or 1LDK-type each at 39 m^2. Facilities take into account the need of tenants. Specifications include an all-electric system, 1416-size unit bath, home delivery box and automatic locking system. Ceiling height is 2.7 m. (3) Tenants The surrounding areas comprise office buildings and residential properties. Demand is expected from families, families where the income earner has been transferred from another location, as well as singles and DINKS commuting to Nagoya.	

B-32 Renaissance 21 Hirao Jousui-machi

Property Name		Renaissance 21 Hirao Jousui-machi
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term		November 29, 2005 to August 1, 2015
Current Owner / Acquisition Date		Y.K. KDX 2 / November 29, 2005
Previous Owner / Acquisition Date		INVEST Co., Ltd. / March 24, 2004 (Note 1)
Location (Address)		55 Hirao Jousui-machi, Chuo-ku, Fukuoka-shi, Fukuoka (Note 2)
Usage		Residential complex, Parking
Property Type		Family type
Type of Structure		Steel reinforced concrete with flat roof; five floors
Site Area	Land	1,438.01 m²
	Building	2,643.36 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 18, 2005

Construction Company		Matsui Kensetsu K.K.
Probable Maximum Loss		0.42% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥900,000,000
Appraisal	Appraisal Value	¥903,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		1 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		2,098.68 ㎡
Total Leased Floor Space		129.10 ㎡
Occupancy Ratio		6.1%
Total Leasable Units		24
Total Leased Units		1
Monthly Rental Income (Excluding Consumption Tax)		¥308,000
Security and Guarantee Deposit		¥750,000
Special Considerations	None	
Other	Notes: 1. The date the trust beneficiary interest in the Property's land was acquired. 2. The Property's residential address is yet to be determined.	
Characteristics of the Property	(1) Area The Property is located approximately 13 minutes on foot from Yakuin-Odori Station on the Fukuoka Municipal Management Subway. The Property stands in close proximity to an historic and famous large-lot residence in one of Fukuoka's most prestigious residential areas. A quiet and peaceful environment, the Property is also situated in an area traversed by Josui-dori and boasts educational facilities and park leading to the Yamanote district. (2) Building The Property is a residential building comprised of a total 24 3LDK to 4LDK condominiums of between 73 m^2 to 129 m^2. In good condition, this premium residential property boasts first-class construction and facilities that contribute to excellent leasing potential. Both external and internal features are of the highest standard with parking spaces provided for each condominium. (3) Tenants The Property provides excellent living conditions and the convenience of easy travel to the Hakata and Tenjin districts. The main focus of lease activities includes high net worth individuals and corporate lease arrangements.	

B-33 Montore Nishikouen Bay Court

Property Name	Montore Nishikouen Bay Court
Type of Specified Asset	Trust beneficiary interest in real estate

KENEDIX
Realty Investment Corporation

Trustee		The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term		March 10, 2006 to March 31, 2016
Current Owner / Acquisition Date		Y.K. KW Property 10 / March 10, 2006
Previous Owner / Acquisition Date		SEIBUHOUSE Co., Ltd. / August 10, 2004 (Note)
Location (Address)		3-5-7, Minato, Chuo-ku, Fukuoka-shi, Fukuoka
Usage		Residential complex
Property Type		Family type
Type of Structure		Steel reinforced concrete with flat roof; ten floors
Site Area	Land	1,315.36 m²
	Building	2,772.49 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 2, 2006
Construction Company		Zenitaka Corporation
Probable Maximum Loss		0.23% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥826,000,000
Appraisal	Appraisal Value	¥826,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Corporation.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		0(As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		2,522.16 m²
Total Leased Floor Space		0.00 m²
Occupancy Ratio		0.0%
Total Leasable Units		36
Total Leased Units		0
Monthly Rental Income (Excluding Consumption Tax)		¥0
Security and Guarantee Deposit		¥0
Special Considerations	None	
Other	Note: The date the trust beneficiary interest in the Property's land was acquired.	
Characteristics of the Property	(1) Area The Property is located approximately 14 minutes from Ohorikoen Station on the Fukuoka Municipal Management Subway Line and approximately three minutes from the Kyuyu Center bus stop serviced by Nishitetsu Bus. The area is essentially at the center of Fukuoka City in close proximity to Nishi Koen and Hakata Bay. Access to the Tenjin and Hakata districts is via subway with easy vehicle access via expressway utilizing the Nishi Koen exit. (2) Building The Property is a newly constructed residential building comprising a total of 36 family-type condominiums (9 2LDK-type condominiums of 58 m², 18 3LDK-type condominiums each of 68 m² and 70 m² and 9 4LDK-type condominiums of 82 m². Utilizing all four directions, each	

	condominium has two balconies contributing to an open-air feeling. Facilities and specifications are of the highest quality. Pets are allowed. The property offers parking for each condominium. (3) Tenants With easy access to the center of Fukuoka, the Property is expected to attract interest from working families commuting to the areas around Hakata Station and those transferred from other cities.

C-3 ZARA Tenjin Nishi-dori

Property Name		ZARA Tenjin Nishi-dori
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		February 23, 2006 to August 1, 2015
Current Owner / Acquisition Date		Y.K. KDX 3 / February 23, 2006
Previous Owner / Acquisition Date		1 Corporation / December 20, 2004(Note 1)(Note 2)
Location (Address)		1-12-64 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka
Usage		Commercial
Type of Structure		Steel with flat roof; four floors
Site Area	Land	595.52 m²
	Building	1,445.02 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		November 30, 2005
Construction Company		TODA Corporation
Probable Maximum Loss		0.70%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥3,680,000,000
Appraisal	Appraisal Value	¥3,740,000,000
	Base Date for Appraisal	March 1, 2006
	Appraiser	Daiwa Real Estate Appraisal Corporation.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		1 (As of December 31, 2005. The same applies below.)
Total Leasable Floor Space		1,497.47 m²
Total Leased Floor Space		1,497.47 m²
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		¥18,000,000
Security and Guarantee Deposit		¥216,000,000

Special Considerations	None
Other	Notes: 1. The date the trust beneficiary interest in the Property's land was acquired. 2. The previous owner has not given the Investment Corporation approval to disclose his/her

	name. Accordingly, this detail has been omitted.
Characteristics of the Property	(1) Area The Property is a retail facility located in the Tenjin district, Kyushu's largest shopping and entertainment area that attracts customers throughout the entire Kyushu region. Ideally situated, the Property stands approximately five minutes on foot from Nishitetsu Fukuoka (Tenjin) Station on the Nishitetsu Tenjin Omuta Line and Tenjin Station on the Fukuoka Municipal Management Subway Line and fronts Tenjin Nishi-dori, one of the main streets in the Tenjin district. The surrounding areas are home to department stores, apparel outlets, restaurants within a concentration of numerous retail facilities. The area is renowned for its bustling activity both day and night. (2) Building There are no central pillars on each floor contributing to open retail space. Ceiling height exceeds 3 m. In light of the aforementioned specifications, the Property offers a quality and spacious feel while providing ease of use for general merchandisers. (3) Tenants Located in the center of Tenjin, a central merchandized area, where the demand for shop space from textile industries is strong; the Property is expected to generate long-term stable earnings.

4. Seller's Profile, Interested-Party Transactions

Please refer to "Related -Party Transactions" disclosed on April 3, 2006.

* For Collection Higashi-Sakura, please refer to "Notice Concerning the Acquisition of Property (Conclusion of an Agreement) (Collection Higashi-Sakura)" disclosed on December 9, 2005.

5. Outlook

Please refer to "Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending April 30, 2006 and October 31, 2006" disclosed on April 3, 2006 regarding forecasts for the fiscal periods ending April 30, 2006 and October 31, 2006.

[Attached Materials]

1. Outline of Property Apparaisal
2. Property Portfolio after Acquisition of the Property
3. Property Photographs

1. Outline of Property Apparaisal

KENEDIX

2. Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	4.3%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	4.3%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.8%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.7%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.3%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	3.2%	August 1, 2005
		A-4	Noir Hatchobori	3,680	2.6%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.5%	May 1, 2006
		A-19	KDX Hamamatsucho Building (Note2)	3,460	2.5%	May 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	2.0%	May 1, 2006
		A-21	NTB·M Building	2,690	1.9%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.8%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.8%	May 1, 2006
		A-6	Harajuku F.F.Building	2,450	1.7%	August 1, 2005
		A-15	Hamacho Hanacho Building	2,300	1.6%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.6%	August 1, 2005
		A-14	Reland Center Building	2,252	1.6%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	1.4%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.4%	May 1, 2006
		A-9	NNK Building	1,610	1.1%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	0.5%	August 1, 2005
	Other Regional Area	A-12	Portus Center Building	5,570	4.0%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building(Note3)	1,610	1.1%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building(Note4)	1,560	1.1%	May 1, 2006
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1.0%	August 1, 2005
Total of 25 Office Buildings				78,279	56.8%	—
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.8%	May 1, 2006
		B-20	Regalo Ochanomizu I & II	3,600	2.6%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.2%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.7%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.6%	May 1, 2006
		B-3	Court Mejiro	1,250	0.9%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.8%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.8%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.8%	May 1, 2006
		B-6	Court Nihonbashi-Hakozaki	1,130	0.8%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.8%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.8%	August 1, 2005
		B-8	S-court Yokohama-Kannai II	945	0.6%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.6%	May 1, 2006
		B-9	Court Motoasakusa	880	0.6%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.6%	May 1, 2006

		B-11	Bloom Omotesando	875	0.6%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.6%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.5%	May 1, 2006
		B-14	Court Shinbashi	748	0.5%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.5%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Area	B-29	Ashiya Royal Homes	2,330	1.6%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.3%	December 8, 2005
		B-30	Regalo Ibaraki I&II	1,600	1.1%	May 1, 2006
		B-31	Collection Higashi-Sakura (Note5)	1,264	0.9%	May 1, 2006
		B-32	Renaissance 21 Hirao Josui-machi	900	0.6%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.3%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 31 Residential Properties			43,421	31.5%	—
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	7.1%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.7%	September 30, 2005
	Other Regional Area	C-3	ZARA Tenjin Nishi-dori	3,680	2.6%	May 1, 2006
	Total of 3 Retail Properties			16,059	11.6%	—
Total of 59 properties (注 6)				137,759	100.0%	Portfolio PML:7.14%

(Note 1) Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

(Note 2) The current name of the property is the "Shuwa Daini Hamamatsucho Building." Plans are in place to change the name of the property to the "KDX Hamamatsucho Building" on January 1, 2007.

(Note 3) The current name of the property is the "Semba Monblanc Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-1 Building" on October 1, 2006.

(Note 4) The current name of the property is the "Nashiki Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-2 Building" on October 1, 2006.

(Note 5) The decision to acquire Collection Higashi-Sakura was made on December 9, 2005. On the same day, a property purchase and sale agreement was concluded. The date of settlement is May 1, 2006, the same date of settlement for the additional 25 other properties. The table above includes figures as appropriate.

(Note 6) Figures for Storia Todoroki (B-10) and Clair Court Rokakouen (B-12) are not included in the above table due to their planned sale on May 10, 2006. For details of properties of sale, please refer to the press release "Notice Concerning the Sales of Properties (Storia Todoroki and Clair Court Rokakouen," dated March 20, 2006.

Properties Anticipated to be Disposed

Type of use	Area	No.	Property Name	Acquisition Price (Millions of yen)	Disposed Price	Anticipated Dispostion Date
Residential Properties	Tokyo Metropolitan Area	B-10	Storia Todoroki	877	1,015	May 10, 2006
		B-12	Clair Court Rokakouen	831	985	May 10, 2006
Total of 2 properties anticipated to be disposed				1,708	2,000	—

3. Property Photographs

A-16 Toshin 24 Building





A-17 Ebisu East 438 Building





A-18 KDX Omori Building





A-19 KDX Hamamatsucho Building





A-20 Dai-ichi Kayabacho Building





A-21 NTB・M Building





KENEDIX

A-22 KDX Shin-Yokohama Building





A-23 KDX Yotsuya Building





A-24 KDX Minami Semba Dai-1 Building





A-25 KDX Minami Semba Dai-2 Building





B-19 Residence Charmante Tsukishima



B-20 Regalo Ochanomizu I&II



B-21 Regalo Shiba-Kouen





B-22 Chigasaki Socie Ni-bankan





B-23 Court Nishi-Shinjuku





B-24 Regalo Komazawa-Kouen



B-25 Court Shin-Okachimachi



B-26 Primo Regalo Kagurazaka



B-27 Primo Regalo Youga





B-28 Court Shimouma





B-29 Ashiya Royal Homes







B-30 Regalo Ibaraki I&II



B-31 Collection Higashi-Sakura





B-32 Renaissance 21 Hirao Jousui-machi





B-33 Montore Nishikouen Bay Court



C-3 ZARA Tenjin Nishi-dori


ZARA



Translation Purpose Only

April 3, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Related-Party Transaction

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision to undertake transactions with related parties as defined under the Law Concerning Investment Trusts and Investment Corporations ("the Investment Trust Law") and the internal regulations of Kenedix REIT Management Co., Ltd. ("the Asset Manager").

1. Asset Acquisition

(1) Type of Asset

Trust beneficiary interests in real estate . For additional information, please refer to the separate press release "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Office, Residential and Retail Properties Total: 25 properties)," issued on April 3, 2006.

(2) Reason the Engaging in Related-Party Transactions

The selection of each property scheduled for acquisition was in accordance with the Investment Corporation's fundamental investment policies and investment stance as outlined in its Articles of Incorporation. Accordingly, each scheduled acquisition is expected to further enhance asset management and ensure prudent diversification of the Investment Corporation's portfolio. Furthermore, the acquisition price for each related-party transaction was equal to or lower than appraisal values.

(3) Sellers' Profiles

Sellers' profiles are provided in the tables that follow. Each company was established for the specific purpose of acquiring, managing and disposing of trust beneficiary interests in real estate.

Company Name	Hexa Properties Y.K.
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Koyo Kojima
Capital	¥3 million

KENEDIX Realty Investment Corporation

Principal Shareholders	Hexa Properties Cayman Inc.
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of a company incorporated in the Cayman Islands for the purpose of establishing a pension fund.
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Manager (a company that outsources its asset management activities to a related party under the Investment Trust Law).
Remarks	None

Company Name	Y.K. KDX 2
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Principal Shareholders	Kenedix, Inc.
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of Kenedix, Inc.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Manager (a company that outsources its asset management activities to a related party under the Investment Trust Law).
Remarks	None

Company Name	Y.K. Lump Sum Investment
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Principal Shareholders	Kenedix, Inc.
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of Kenedix, Inc.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company (a company that outsourses asset management activities to a related party under the Investment Trust Law).
Remarks	None

Company Name	Y.K. Residence Charmante Tsukishima
Head Office Address	3-2-3 Marunouchi, Chiyoda-ku, Tokyo
Representative	Ryutaro Uchiyama
Capital	¥3 million
Principal Shareholders	Residence Charmante Tsukishima Limited Liability Intermediary
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of a limited liability intermediary that manages a fund to which a domestic business company contributes.
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Manager (a company that outsources its asset management activities to a related party under the Investment Trust Law).
Remarks	None

Company Name	Y.K. KW Property 10
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo

Representative	Mitsutaka Nakamura
Capital	¥3 million
Principal Shareholders	Kenedix, Inc.
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of Kenedix, Inc.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Manager (a company that outsources its asset management activities to a related party under the Investment Trust Law).
Remarks	None

Company Name	Y.K. KW Property 5
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Principal Shareholders	Kenedix, Inc.
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of Kenedix, Inc.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Manager (a company that outsources its asset management activities to a related party under the Investment Trust Law).
Remarks	None

Company Name	Y.K. KDX 3
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Principal Shareholders	Kenedix, Inc.
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of Kenedix, Inc.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Manager (a company that outsources its asset management activities to a related party under the Investment Trust Law).
Remarks	None

Note: Kenedix, Inc. holds voting rights in the Asset Manager totaling 100% and is a related party as defined under the Investment Trust Law.

2. Activities Relating to the Management and Leasing of Real Estate

(1) Execution of a Property Management Agreement

The Investment Corporation intends to execute a property management agreement with Kenedix Advisors Co., Ltd. (parties to the Property Management Agreement include each trustee and the Asset Manager) on May 1, 2006 in connection with the acquisition of 25 properties (agreement concluded today) and the acquisition of Collection Higashisakura (B-31) (agreement concluded December 9, 2005).

Kenedix Advisors Co., Ltd. is a wholly owned subsidiary of Kenedix, Inc., a company that holds voting rights totaling 100% in the Asset Manager. Kenedix Advisors Co., Ltd. is a related party as defined under the Investment Trust Law.

Outline of Property Management Fees:

1) Leasing Management Fees

Real income x 2% + Real estate operating income after management overhead expenses and before depreciation x 2%

2) Management Transfer Fees

A set management transfer fee is paid applicable to the real estate acquisition or sales price. Fee schedule is as follows:

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (As of the Acquisition or Sales Date)
Less than ¥1,000 million	¥1.8 million
¥1,000 million and above, less than ¥3,000 million	¥2.0 million
¥3,000 million and above, less than ¥5,000 million	¥2.2 million
¥5,000 million and above, less than ¥10,000 million	¥2.4 million
¥10,000 million and above	¥2.5 million

3) Construction Supervision Fee

A set construction supervision fee is paid applicable to the construction amount.

Construction Amount	Supervision of Construction Fee
Less than ¥1 million	Nil
¥1 million and above, less than ¥5 million	5% of the construction amount
¥5 million and above, less than ¥10 million	¥250,000 plus 4% of the amount exceeding ¥5 million
¥10 million and above, less than ¥100 million	¥450,000 plus 3% of the amount exceeding ¥10 million
¥100 million and above	Subject to individual negotiation

(2) Execution of a Master Lease Agreement

The Investment Corporation intends to execute a master lease agreement with Kenedix Advisors Co., Ltd. (parties to the Master Lease Agreement include each trustee and the Asset Manager) on May 1, 2006 in connection with the acquisition of 25 properties (agreement concluded on April 3, 2006) excluding ZARA Tenjin Nishi-dori (C-3), and the acquisition of Collection Higashisakura (B-31) (agreement concluded December 9, 2005).

Master Lease Terms and Conditions:

Agreement Term: Date of execution through August 1, 2015
Type of Lease: Pass-through

(Reference) Lease terms and conditions for related parties defined as end-tenants as of December 31,

2005 are as follows:

Tenant Name	Kenedix, Inc.
Property Name	NTB・M Building
Contract Rental Rate (Monthly)	¥2,534,750
Leased Floor Space	371.13 m²
Security Deposit	¥19,734,500

Tenant Name	Kenedix Advisors Co., Ltd.
Property Name	NTB・M Building
Contract Rental Rate (Monthly)	¥1,022,400
Leased Floor Space	140.83 m²
Security Deposit	¥8,094,000

(3) Execution of Concurrent Liability Assumption Memorandum

The Investment Corporation intends to execute a concurrent liability assumption memorandum with Kenedix Advisors Co., Ltd. on May 1, 2006 in connection with the acquisition of 25 properties (agreement concluded on April 3, 2006) excluding ZARA Tenjin Nishi-dori (C-3), and the acquisition of Collection Higashi-sakura (B-31) (agreement concluded December 9, 2005). Under the Concurrent Liability Assumption Memorandum, the Investment Corporation agrees to assume a concurrent commitment together with Kenedix Advisors Co., Ltd. to refund security and guarantee deposits that Kenedix Advisors Co., Ltd. as Master Lessee had received from subtenants in connection with the Master Lease agreement. As compensation for this liability assumption, Kenedix Advisors Co., Ltd, will provide to the Investment Corporation an amount equivalent to the total security and guarantee deposits received.

3. Consignment of Trust Beneficiary Interest Agency Activities

Not applicable.

4. Procedures Concerning Related-Party Transactions

The Asset Manager will ensure that all related-party transactions remain consistent with transactions conducted in the normal course of business and do not in any way disadvantage the Investment Corporation in accordance with internal, statutory and all other regulations as they relate to related-party transactions. In connection with the aforementioned, the Asset Manager has discussed and obtained approvals of the Compliance Committee and the Investment Management Committee at meetings held on April 3, 2006 and received the ratification of the Board of Directors at a meeting held on April 3, 2006 to transactions outlined in 1. and 2. preceding.

In addition, the Asset Manager will provide a written report in connection with related-party transactions to the Investment Corporation pursuant to the Investment Trust Law.

KENEDIX
Realty Investment Corporation

Attachment

(Millions of yen)

No.	Property Name	Seller	Acquisition Price	Appraisal Value
A-16	Toshin 24 Building	Hexa Properties Y.K.	5,300	5,300
A-17	Ebisu East 438 Building	Hexa Properties Y.K.	4,640	4,640
A-18	KDX Omori Building	Hexa Properties Y.K.	3,500	3,500
A-19	KDX Hamamatsucho Building	Y.K. KDX 2	3,460	3,460
A-20	Dai-ichi Kayabacho Building	Y.K. KDX 2	2,780	2,800
A-21	NTB・M Building	Hexa Properties Y.K.	2,690	2,690
A-22	KDX Shin-Yokohama Building	Hexa Properties Y.K.	2,520	2,520
A-23	KDX Yotsuya Building	Hexa Properties Y.K.	1,950	1,950
A-24	KDX Minami Semba Dai-1 Building	Y.K. Lump Sum Investment	1,610	1,640
A-25	KDX Minami Semba Dai-2 Building	Y.K. Lump Sum Investment	1,560	1,560
B-19	Residence Charmante Tsukishima	Y.K. Residence Charmante Tsukishima	5,353	5,420(Note 1)
B-20	Regalo Ochanomizu I&II	Y.K. KW Property 10	3,600	3,660 (Note 2)
B-21	Regalo Shiba-Kouen	Y.K. KW Property 5	2,260	2,260
B-22	Chigasaki Socie Ni-bankan	Y.K. KDX 2	1,160	1,160
B-23	Court Nishi-Shinjuku	Y.K. KW Property 5	1,130	1,150
B-24	Regalo Komazawa-Kouen	Y.K. KW Property 5	912	943
B-25	Court Shin-Okachimachi	Y.K. KW Property 5	878	878
B-26	Primo Regalo Kagurazaka	Y.K. KW Property 5	762	762
B-27	Primo Regalo Youga	Y.K. KW Property 5	730	730
B-28	Court Shimouma	Y.K. KW Property 5	638	638
B-29	Ashiya Royal Homes	Y.K. Lump Sum Investment	2,330	2,390
B-30	Regalo Ibaraki I&II	Y.K. Lump Sum Investment	1,600	1,650
B-32	Renaissance 21 Hirao Jousui-machi	Y.K. KDX 2	900	903
B-33	Montore Nishikouen Bay Court	Y.K. KW Property 10	826	826
C-3	ZARA Tenjin Nishi-dori	Y.K. KDX 3	3,680	3,740
Total			56,769	57,170

Notes:

1. Obtained from a real estate value survey report prepared by a research agency.
2. Obtained from a survey report prepared by a research agency.


KENEDIX
Realty Investment Corporation

Translation Purpose Only

April 3, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending April 30, 2006 and October 31, 2006

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its revised operating forecasts for the second fiscal period (November 1, 2005 to April 30, 2006) and the third fiscal period (May 1, 2006 to October 31, 2006), which were previously reported on December 15, 2005.

1. Reasons for Revision

The Investment Corporation resolved to conduct an additional issue of new investment units and to acquire assets at a Board of Directors' meeting held on April 3, 2006. In accordance with the aforementioned, the Investment Corporation decided to review the preconditions and assumptions that support forecasts for the third fiscal period ending October 31, 2006 relating to rental business revenues, operating expenses and non-operating expenses and to revise forecasts upward. At the same time, the Investment Corporation undertook a reevaluation of the operating conditions for the second fiscal period ending April 30, 2006 and to revise forecasts as considered appropriate.

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Realty Investment Corporation

2. Revised Forecasts for the Second Fiscal Period Ending April 30, 2006 (November 1, 2005 to April 30, 2006)

(Millions of yen unless otherwise stated)

	Operating Revenues	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
Previous Forecast (A)	2,814	1,034	13,000	—
Revised Forecast (B)	2,921	1,099	13,800	—
Net Change (B - A)	106	65	800	—
Change (%)	3.7	6.3	6.1	—

[Reference]Forecast number of investment units issued and outstanding as of April 30, 2006: 79,370 units (unchanged from the previous fiscal period)

3. Revised Forecasts for the Third Fiscal Period Ending October 31, 2006 (May 1, 2006 to October 31, 2006)

(Millions of yen unless otherwise stated)

	Operating Revenues	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
Previous Forecast (A)	2,877	977	12,300	—
Revised Forecast (B)	5,116	2,041	13,000	—
Net Change (B - A)	2,239	1,064	700	—
Change (%)	77.8	109.0	5.6	—

[Reference]
Forecast number of investment units issued and outstanding as of October 31, 2006: 157,000 units.

Note: Forecast number of investment units issued and outstanding as of the end of the fiscal period is calculated based on the preconditions and assumptions stated in Preconditions and Assumptions for the Fiscal Periods Ending April 30, 2006 and October 31, 2006, "Investment Units Issued and Outstanding" (separate document attached).

[Explanatory Notes]

1. Forecast figures are calculated based on Preconditions and Assumptions for the Fiscal Periods Ending April 30, 2006 and October 31, 2006 (separate document attached), as of the date of this release. Readers are advised that actual operating revenues, net income and distributions per unit may differ significantly from forecasts due to a variety of reasons including the future acquisition and sale of real estate and changes in the Investment Corporation's operating environment including the real estate market. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.
2. In the event significant changes to the aforementioned forecasts are anticipated, the Investment Corporation may revise forecasts.
3. Figures are rounded down.

KENEDIX
Realty Investment Corporation

[Attachment]

Preconditions and Assumptions
for the Fiscal Periods Ending April 30, 2006 and October 31, 2006

	Preconditions and Assumptions
Calculation Period	• The second fiscal period: November 1, 2005 to April 30, 2006 (181 days) • The third fiscal period: May 1, 2006 to October 31, 2006 (184 days)
Property Portfolio	• Following a resolution by the Board of Directors at a meeting held on April 3, 2006 in connection with the additional issue of new investment units, the Investment Corporation intends to use the net proceeds from an additional public offering of new investment units and the funds from debt financing and cash on hand to acquire trust beneficiary interests in 26 properties ("the properties anticipated to be acquired") on May 1, 2006. • Forecasts are based on the assumption that the 35 properties held as of April 3, 2006 will remain unchanged (no new properties will be acquired and no existing properties will be sold) up to and including the end of the second fiscal period. In addition to the aforementioned 35 properties, the Investment Corporation intends to acquire a further 26 properties in the third fiscal period. Moreover, as announced on March 20, 2006 (press release "Notice Concerning the Sales of Properties (Storia Todoroki and Clair Court Rokakouen)"), the Investment Corporation intends to sell two properties on May 10, 2006. Forecasts are accordingly based on the assumption that the 59 properties held as of May 10, 2006 will remain unchanged (no new properties will be acquired and no existing properties will be sold) up to and including the end of the third fiscal period. • The property portfolio may change, however, due to a variety of factors.
Operating Revenues	• Rental revenues from the current properties held as of April 3, 2006 are estimated based on historical performance and a variety of factors including leasing market conditions. Rental revenues from the properties anticipated to be acquired are estimated based on relevant lease agreements as of December 31, 2005, information from existing property owners regarding leasing conditions etc. and a variety of factors including each property's competitive standing and market and other conditions. • For the third fiscal period, the Investment Corporation is anticipating a gain on the sale of two properties totaling ¥150 million.

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Realty Investment Corporation

	Preconditions and Assumptions
Operating Expenses	• Property-related expenses other than depreciation are estimated for the current properties held as of April 3, 2006 based on historic expenses, adjusted to reflect the variable nature of expenses. Property-related expenses other than depreciation are estimated for the properties anticipated to be acquired based on documentation for each property received from existing owners, adjusted to reflect the variable nature of expenses. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. For the second and third fiscal periods, amounts of ¥31 million and 156 million, respectively, have been estimated for property tax and city planning tax and incorporated in acquisition costs. • Repairs, maintenance and renovation expenses are estimated based on the Asset Manager's budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstance and emergency. • For the second and third fiscal periods, amounts of ¥643 million and ¥1,059 million, respectively, have been estimated for depreciation expense.
Non-Operating Expenses	• Following a resolution by the Board of Directors at a meeting held on April 3, 2006 in connection with the additional issue of new investment units, the Investment Corporation has estimated investment unit issuance expenses of ¥58 million and ¥118 million for the second and third fiscal periods, respectively. • Amounts for interest payable of ¥164 million and 334 million have been forecasted for the second and third fiscal periods, respectively.
Debt Financing	• The Investment Corporation maintains debt financing of ¥42,000 million as of April 3, 2006. Forecasts are based on the assumption this amount will remain unchanged through to end of the second fiscal period (April 30, 2006). For the third fiscal period, in order to fund a portion of the properties anticipated to be acquired, the Investment Corporation assumes to undertake debt financing of ¥17,000 million. Following this addition to debt financing, forecasts are based on the assumption the debt financing balance will remain unchanged through to the end of the third fiscal period (October 31, 2006).

	Preconditions and Assumptions
Investment Units Issued and Outstanding	• The Investment Corporation has 79,370 investment units issued and outstanding as of April 3, 2006. Forecasts are based on the assumption the balance of investment units issued and outstanding will remain unchanged through to the end of the second fiscal period. • Following a resolution by the Board of Directors at a meeting held on April 3, 2006, the Investment Corporation has decided to issue an additional 77,630 investment units, comprising a primary offering of 73,660 units and a secondary offering of 3,970 units. Forecasts are based on the assumption that the primary offering will be fully subscribed and an over-allotment option will be fully exercised at an offer issue price (underwritten price) of ¥580,000 per investment unit. Furthermore, forecasts are based on the assumption the number of investment units issued and outstanding thereafter shall remain unchanged.
Distributions per Unit	• Distributions per unit are calculated in accordance with the distribution policy outlined in the Investment Corporation's Articles of Incorporation. • Actual distributions per unit may differ significantly from forecast figures due to a variety of reasons including movements in investment assets, rental revenues impacted by tenant movements and the incidence of major unforeseen renovation expense.
Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations and requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption there will be no major unforeseen changes to economic trends and in real estate and other markets.

This notice is the English translation of the Japanese announcement on our Web site released on April 3, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Note: This press release provides information regarding the Investment Corporation's operating forecasts for the fiscal periods ending April 30, 2006 and October 31, 2006, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's Prospectus and Notice of Amendments thereto and to undertake investment decisions subject to individual determination. Furthermore, this press release is not intended to be, and is not, an offer of investment units for sale in the United States. Investment units may not be offered or sold in the United States without registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of investment units to be made in the United States shall be made by means of an English language prospectus prepared in accordance with the Unites States Securities Act of 1933.The Prospectus to be obtained from the issuer of investment units shall contain detailed information about the Investment Corporation and its management as well as the Investment Corporation's financial statements. In connection with the aforementioned, the Investment Corporation will not undertake a public offering and sale of investment units in the United States.



Translation Purpose Only

April 3, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Supplementary Structural Design Inspection in Connection with the Scheduled Acquisition of Properties

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that an independent inspection into the earthquake resistance of the properties currently in its portfolio revealed no evidence of fraud. In addition to its usual due diligence process, the Investment Corporation had commissioned a third party (Hai Kokusai Consultant Co., Ltd.) to undertake supplementary structural design inspections of 15 residential properties and one retail property that are scheduled for acquisition* on May 1, 2006.

In this context, the Investment Corporation received a report dated March 15, 2006, to confirm that each property complied with earthquake-resistance strength requirements outlined in the Building Standards Law. With no suggestion of intentional fraud, the report confirmed the legitimacy of structural calculation sheets and structural drawings for each property.

Details of the architects, builders and construction confirmation authorities for each of the 26 properties (10 office buildings, 15 residential properties, and one retail property) scheduled for acquisition* on May 1, 2006 are provided in the attached document.

Note: For further information, please refer to press releases "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Office, Residential and Retail Properties Total: 25 Properties)" and "Notice Concerning the Acquisition of Property (Conclusion of an Agreement) (Collection Higashisakura)," dated April 3, 2006 and December 9, 2005, respectively.

KENEDIX

Attachment

Details of architects, builders and construction confirmation authorities provided in the Notice of Construction Confirmation, Construction Completion Certificates, Inspection Certificates and related documents are as follows:

No.	Property Name	Architect	Builder	Construction Confirmation Authority
A-16	Toshin 24 Building	Kajima Corporation	Kajima Corporation	Yokohama, Kanagawa
A-17	Ebisu East 438 Building	Araigumi Co., Ltd.	Araigumi Co., Ltd.	Shibuya-ku, Tokyo
A-18	KDX Omori Building	Kajima Corporation	Kajima Corporation	Ota-ku, Tokyo
A-19	KDX Hamamatsucho Building	Shuwa Co., Ltd.	Kajima Corporation	Minato-ku, Tokyo
A-20	Dai-ichi Kayabacho Building	Shuwa Co., Ltd.	Fujita Kogyo KK	Chuo-ku, Tokyo
A-21	NTB・M Building	TODA Corporation	TODA Corporation	Minato-ku, Tokyo
A-22	KDX Shin-Yokohama Building	Kajima Corporation	Kajima Corporation	Yokohama, Kanagawa
A-23	KDX Yotsuya Building	Obayashi Corporation	Obayashi Corporation	Shinjuku-ku, Tokyo
A-24	KDX Minami Semba Dai-1 Building	Rui Design Room	Taisei Corporation	Osaka, Osaka
A-25	KDX Minami Semba Dai-2 Building	Sanwa Tatemono Corporation	Sanwa Tatemono Corporation	Osaka, Osaka
B-19	Residence Charmante Tsukishima	Sekisui House, Ltd.	Sekisui House, Ltd.	Japan ERI Co., Ltd.
B-20	Regalo Ochanomizu I & II	FUJI KENSETSU Co., Ltd.	FUJI KENSETSU Co., Ltd.	Kabushikigaisya Building Navigation Kakunin Hyouka Kikou
B-21	Regalo Shiba-Kouen	Hazama Corporation	Hazama Corporation	eHomes Ltd.
B-22	Chigasaki Socie Ni-bankan	MITSUI CONSTRUCTION Co., Ltd.	MITSUI CONSTRUCTION Co., Ltd.	Chigasaki, Kanagawa
B-23	Court Nishi-Shinjuku	Masashi Yoshida & Associates	FUETSU KENSETSU Co., Ltd.	eHomes Ltd.
B-24	Regalo Komazawa-Kouen	SHIMIZU CORPORATION	SHIMIZU CORPORATION	Tokyo Bldg-Tech Center Co., Ltd.
B-25	Court Shin-Okachimachi	Yugengaisha CSD Sekkeishitu.	Katayamagumi Co., Ltd.	Bureau Veritas Japan Co., Ltd.
B-26	Primo Regalo Kagurazaka	Inguresu Kabushikigaisha	Goda Koumuten Co., Ltd.	eHomes Ltd.
B-27	Primo Regalo Youga	Kabushikigaisya Globan Kikaku	Mabuchi Construction Co., Ltd.	Bureau Veritas Japan Co., Ltd.
B-28	Court Shimouma	Izumu Kenchiku Keikaku	Katayamagumi Co., Ltd.	eHomes Ltd.
B-29	Ashiya Royal Homes	Takenaka Corporation	Takenaka Corporation	Hyogo
B-30	Regalo Ibaraki I & II	Hazama Corporation	Kakeya Corporation	Ibaraki, Osaka
B-31	Collection Higashi-Sakura	Kabushikigaisya Keipuran	Sato Kogyo Co., Ltd.	Kabushikigaisha Aichi Kenchiku Kakunin Kensa Service
B-32	Renaissance 21 Hirao Josui-machi	Yugengaisha Fukunaga Hiroshi Kenchiku Kenkyusyo	Matsui Kensetsu K.K.	JAPAN ERI Co., Ltd.
B-33	Montore Nishikouen Bay Court	Kabushikigaisha Masaki Sekkei Jimusyo	The Zenitaka Corporation	JAPAN ERI Co., Ltd.



C-3	ZARA Tenjin Nishi-dori	TODA Corporation	TODA Corporation	JAPAN ERI Co., Ltd.

This notice is the English translation of the Japanese announcement on our Web site released on April 3, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

April 19, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Pricing
for the Issue of New Investment Units and Secondary Offering

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that at the Board of Directors Meeting on April 19, 2006, it has determined the offer and issue prices for the issue of new investment units and secondary offering. The decision to issue new investment units and conduct a secondary offering was first determined at the Board of Directors Meeting held on April 3, 2006. Details are provided as follows.

1. Primary Offering for the Additional Issue of New Investment Units

(1)	Total number of units to be issued	Japanese offering	50,370 units
		Overseas offering	23,290 units
(2)	Offer price		¥593,096 per unit
(3)	Gross proceeds		¥43,687,451,360
(4)	Issue price		¥572,519 per unit
(5)	Gross proceeds		¥42,171,749,540
(6)	Application period		April 20, 2006 (Thursday) to April 24, 2006 (Monday)
(7)	Payment date		May 1, 2006 (Monday)

(Note) The underwriters shall underwrite the units at the issue price and make a public offering at the offer price.

2. Secondary Offering (Over-Allotment)

(1)	Total number of units to be issued	3,970 units
(2)	Offer price	¥593,096 per unit
(3)	Gross proceeds	¥2,354,591,120
(4)	Application period	April 20, 2006 (Thursday) to April 24, 2006 (Monday)
(5)	Delivery and settlement date	May 2, 2006 (Tuesday)

KENEDIX

3. Third-Party Allotment

(1)	Issue price	¥572,519 per unit
(2)	Gross proceeds	¥2,272,900,430
(3)	Application period	May 26, 2006 (Friday)
(4)	Payment date	May 26, 2006 (Friday)

<Reference>

1. Basis for Calculating the Offer Price and Issue Price

(1) Date of calculation and closing price of investment units	April 19, 2006	¥619,000
(2) Discount rate	2.00%	

(Note) The offer and issue prices are calculated based upon the above discount rate after subtracting a projected dividend of ¥13,800 from the closing price of the investment units.

2. Syndicate Cover Transaction Period: April 25, 2006 (Tuesday) to May 19, 2006 (Friday)

3. Use of Proceeds Procured

Net proceeds to be procured (maximum ¥44,444,649,970) through the primary offering and third-party allotment of investment units shall be used to acquire new specified assets as defined under Article 2.1 of the Investment Trust and Investment Corporation Law etc.



Translation Purpose Only

April 26, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Term Loan A (Short-Term)	4.0	0.43364% (Note 2) (April 28, 2006 to July 31, 2006)	August 1, 2005	July 31, 2006	Unsecured/ Unguaranteed
Series 2 (Short-Term)	6.0	0.38364% (Note 3) (April 28, 2006 to July 31, 2006)	September 21, 2005	September 20, 2006	Unsecured/ Unguaranteed
Series 3-A (Short-Term)	1.0	0.38364% (Note 3) (April 28, 2006 to July 31, 2006)	November 1, 2005	October 31, 2006	Unsecured/ Unguaranteed
Term Loan B (Long-Term)	9.5	0.58364% (Notes 4 & 5) (April 28, 2006 to July 31, 2006)	August 1, 2005	July 31, 2008	Unsecured/ Unguaranteed
Series 3-C (Long-Term)	3.5	0.58364% (Notes 4 & 6) (April 28, 2006 to July 31, 2006)	November 1, 2005	October 31, 2008	Unsecured/ Unguaranteed
Term Loan C (Long-Term)	9.5	0.69864% (Notes 7 & 8) (April 28, 2006 to July 31, 2006)	August 1, 2005	July 31, 2010	Unsecured/ Unguaranteed

Notes:

1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.30%
3. Three-month yen TIBOR + 0.25%
4. Three-month yen TIBOR + 0.45%
5. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through July 31, 2008 is 0.86875%.
6. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥3.5 billion. As a result, the interest rate applicable through October 31, 2008 is 1.09%.
7. Three-month yen TIBOR + 0.565%
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through July 31, 2010 is 1.28750%.



Translation Purpose Only

April 27, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on April 27, 2006, to undertake debt financing. At the same time, the Investment Corporation decided to execute interest-rate swap agreements. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to support the acquisition of trust beneficiary interests in real estates (26 properties) and payment of associated costs.

Note: For details regarding the acquisition of trust beneficiary interests in real estates (26 properties), please refer to the press releases, "Notice Concerning the Acquisition of Property (Conclusion of an Agreement) (Collection Higashisakura)," dated December 9, 2005, and "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Office, Residential and Retail Properties Total: 25 Properties)," dated April 3, 2006.

2. Details of Debt Financing

Short-term Debt (Series 7-A)

(1)	Lender	:	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥2,000 million
(3)	Interest Rate	:	0.36909% floating rate of interest (Note)
(4)	Drawdown Date	:	May 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on April 27, 2006.
(6)	Interest Payment Date	:	First interest payment on July 31, 2006, and at the end of October 2006, January 2007 and April 2007.
(7)	Repayment Date	:	April 30, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.23%. The interest rate after July 31, 2006, shall be disclosed as and when determined.

Long-term Debt (Series 7-B)

(1)	Lender	:	The Chuo Mitsui Trust and Banking Co., Limited, Aozora Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Resona Bank, Ltd.
(2)	Amount	:	¥6,500 million
(3)	Interest Rate	:	0.53909% floating rate of interest (Note)
(4)	Drawdown Date	:	May 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on April 27, 2006.
(6)	Interest Payment Date	:	First interest payment on July 31, 2006, and at the end of January, April, July and October every year thereafter.
(7)	Repayment Date	:	April 30, 2009
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.40%. The interest rate after July 31, 2006, shall be disclosed as and when determined.

Long-term Debt (Series 7-C)

(1)	Lender	:	Aozora Bank, Ltd.
(2)	Amount	:	¥1,500 million
(3)	Interest Rate	:	0.63909% floating rate of interest (Note)
(4)	Drawdown Date	:	May 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on April 27, 2006.
(6)	Interest Payment Date	:	First interest payment on July 31, 2006, and at the end of January, April, July and October every year thereafter.
(7)	Repayment Date	:	April 30, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. The interest rate after July 31, 2006, shall be disclosed as and when determined.

(1)	Lender	:	Mitsui Sumitomo Insurance Co., Ltd.
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	2.19875% fixed rate of interest
(4)	Drawdown Date	:	May 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on April 27, 2006.
(6)	Interest Payment Date	:	First interest payment on July 31, 2006, and at the end of January, April, July and October every year thereafter.
(7)	Repayment Date	:	April 30, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Long-term Debt (Series 7-D)

(1)	Lender	:	Development Bank of Japan
(2)	Amount	:	¥5,000 million
(3)	Interest Rate	:	2.73125% fixed rate of interest
(4)	Drawdown Date	:	May 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on April 27, 2006.
(6)	Interest Payment Date	:	First interest payment on July 31, 2006, and at the end of January, April, July and October every year thereafter.
(7)	Repayment Date	:	April 30, 2016
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

3. Use of Funds

Debt financing shall be used to support the acquisition of trust beneficiary interests in real estates (26 properties) and payment of associated costs.

4. Interest-Rate Swap Agreements

(1) Purpose

The debt financing (Series 7-B and one of Series 7-C) identified in 2. above shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute interest-rate swap agreements as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

①	Counterparty	:	The Chuo Mitsui Trust and Banking Co., Limited
②	Notional Amount	:	¥6,500 million
③	Interest Rate	:	Pay a fixed rate of interest of 1.62875% Receive a floating rate of interest: three-month yen TIBOR+0.40%
④	Commencement Date	:	May 1, 2006
⑤	Termination Date	:	April 30, 2009
⑥	Payment Date	:	First interest payment on July 31, 2006, and at the end of January, April, July and October every year thereafter.

①	Counterparty (Note 1)	:	Aozora Bank, Ltd.
②	Notional Amount	:	¥1,500 million
③	Interest Rate	:	Pay a fixed rate of interest of 2.19875% Receive a floating rate of interest: three-month yen TIBOR+0.50%
④	Commencement Date	:	May 1, 2006
⑤	Termination Date	:	April 30, 2011
⑥	Payment Date	:	First interest payment on July 31, 2006, and at the end of January, April, July and October every year thereafter.

KENEDIX
Realty Investment Corporation

[Attachment]

Total Debt Financing Balance after Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	11.5	13.5	+ 2.0
Long-Term Debt Financing	30.5	44.5	+ 14.0
Total Debt Financing Balance	42.0	58.0	+ 16.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.



Translation Purpose Only

April 28, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

(Revised) Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") revised a part of the press release "Notice Concerning Debt Financing and Interest-Rate Swap Agreement" dated April 27, 2006, as follows.

Revised Part: 2. Details of Debt Financing Long-term Debt (Series 7-D)

Original

(6)	Interest Payment Date	:	First interest payment on July 31, 2006, and at the end of January, April, July and October every year thereafter.

Revised

(6)	Interest Payment Date	:	First interest payment on October 31, 2006, and at the end of April and October every year thereafter.



Translation Purpose Only

May 1, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Property Acquisition Settlements

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it had completed settlement for the acquisition of 26 properties (trust beneficiary interests in real estates) on May 1, 2006. Details of properties were first disclosed in press releases "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Office, Residential and Retail Properties Total: 25 Properties)" on April 3, 2006 and "Notice Concerning the Acquisition of Property (Conclusion of Agreements) Collection Higashi-Sakura" on December 9, 2005.

In addition, the Investment Corporation confirmed details in connection with related-party transactions, which were first disclosed in the press release "Notice Concerning Related-Party Transaction" on April 3, 2006.

1. **Summary of the Acquisition**

(1) Acquisition Price and Total Leasable Floor Space

Type	Property No.	Property Name	Acquisition Price (Millions of yen)	Total Leasable Floor Space (figures from press release dated on April 3, 2006)	Total Leasable Floor Space (as of May 1, 2006)
Office Buildings	A-16	Toshin 24 Building	5,300	6,662.81 m²	6,662.81 m²
	A-17	Ebisu East 438 Building	4,640	3,079.74 m²	3,079.74 m²
	A-18	KDX Omori Building	3,500	4,949.46 m²	4,949.46 m²
	A-19	KDX Hamamatsucho Building	3,460	2,727.68 m²	2,727.68 m²
	A-20	Dai-ichi Kayabacho Building	2,780	3,019.94 m²	3,019.94 m²
	A-21	NTB・M Building	2,690	1,704.65 m²	1,704.65 m²
	A-22	KDX Shin-Yokohama Building	2,520	4,810.79 m²	4,810.87 m²
	A-23	KDX Yotsuya Building	1,950	2,536.53 m²	2,536.53 m²
	A-24	KDX Minami Semba Dai-1 Building	1,610	3,107.93 m²	3,108.17 m²
	A-25	KDX Minami Semba Dai-2 Building	1,560	2,713.86 m²	2,714.86 m²
	10 Office Buildings Sub Total		30,010	35,313.39 m²	35,314.71 m²
Residential Properties	B-19	Residence Charmante Tsukishima	5,353	7,711.14 m²	7,711.14 m²
	B-20	Regalo Ochanomizu I&II	3,600	4,280.92 m²	4,280.92 m²

	B-21	Regalo Shiba-Kouen	2,260	2,507.52 m²	2,507.52 m²
	B-22	Chigasaki Socie Ni-bankan	1,160	3,544.18 m²	3,544.18 m²
	B-23	Court Nishi-Shinjuku	1,130	1,345.92 m²	1,345.92 m²
	B-24	Regalo Komazawa-Kouen	912	1,020.48 m²	1,020.18 m²
	B-25	Court Shin-Okachimachi	878	1,377.87 m²	1,377.87 m²
	B-26	Primo Regalo Kagurazaka	762	890.93 m²	890.93 m²
	B-27	Primo Regalo Youga	730	1,012.80 m²	1,012.80 m²
	B-28	Court Shimouma	638	829.05 m²	829.05 m²
	B-29	Ashiya Royal Homes	2,330	3,998.41 m²	3,999.01 m²
	B-30	Regalo Ibaraki I&II	1,600	4,702.63 m²	4,702.63 m²
	B-31	Collection Higashi-Sakura	1,264	2,655.31 m²	2,655.31 m²
	B-32	Renaissance 21 Hirao Jousui-machi	900	2,098.68 m²	2,098.68 m²
	B-33	Montore Nishikouen Bay Court	826	2,522.16 m²	2,522.16 m²
	15 Residential Properties Sub Total		24,343	40,498.00 m²	40,498.30 m²
Retail Properties	C-3	ZARA Tenjin Nishi-dori	3,680	1,497.47 m²	1,497.47 m²
	1 Retail Property Sub Total		3,680	1,497.47 m²	1,497.47 m²
Acqusitons on May 1, 2006 :26 properties Total			58,033	77,308.86 m²	77,310.48 m²

(2)Others (Details of matters determined or amended after press release dated on April 3, 2006)

(i) A-20 Dai-ichi Kayabacho Building

	Details disclosed in press release dated on April 3, 2006	Amendment items
Trustee	Unspecified	The Chuo Mitsui Trust and Banking Co., Ltd.
Trust Term	-	May 1, 2006 to August 1, 2015

(ii) B-19 Residence Charmante Tsukishima

	Details disclosed in press release dated on April 3, 2006	Amendment items
Master Lease Company and Property Management Company after Acquisition	Kenedix Advisors Co., Ltd.	Master Lease Company :Sekiwa Real Estate, Ltd. (Note) Property Management Company: Kenedix Advisors Co., Ltd.

(Note)The Investment Corporation has executed a 25-year fixed-term lease agreement with Sekiwa Real Estate, Ltd. Under this agreement, Sekiwa Real Estate, Ltd. has agreed to guarantee rental payments (rental rates are currently fixed through January 31, 2009).

(iii) B-31 Collection Higashi-Sakura

	Details disclosed in press release dated on April 3, 2006	Amendment items
Trustee	Unspecified	Mizuho Trust & Banking Co., Ltd.
Trust Term	-	May 1, 2006 to August 1, 2015
Completion Date	March 10, 2006	March 2, 2006(Note)

(Note) Construction date on registry book

(iv) Trust Term

On May 1, 2006, the Investment Corporation has changed the final day of the trust term to

August 1, 2015 for 18 properties (A-16, A-17, A-18, A-21, A-22, A-23, A-24, A-25, B-19, B-20, B-21, B-23, B-25, B-26, B-27, B-28, B-29 and B-33).

2. **Related-Party Transactions**(Activities Relating to the Management and Leasing of Real Estate)

The Investment Corporation has entered into related-party transactions, which were first disclosed in the press release "Notice Concerning Related-Party Transaction" on April 3, 2006.

	Details disclosed in press release dated April 3, 2006	Confirmed details
Execution of a Property Management Agreement	The Investment Corporation intends to execute a property management agreement with Kenedix Advisors Co., Ltd. on May 1, 2006 in connection with the acquisition of 25 properties (agreement concluded on April 3, 2006) and the acquisition of Collection Higashi-Sakura (B-31) (agreement concluded December 9, 2005).	The Investment Corporation has executed the property management agreements with Kenedix Advisors Co., Ltd. on May 1, 2006 in connection with the acquisition of Collection Higashi-Sakura (B-31) and the acquisition of 25 properties.
Execution of a Master Lease Agreement	The Investment Corporation intends to execute a master lease agreement with Kenedix Advisors Co., Ltd. on May 1, 2006 in connection with the acquisition of 25 properties (agreement concluded on April 3, 2006) excluding ZARA Tenjin Nishi-dori (C-3), and the acquisition of Collection Higashi-Sakura (B-31) (agreement concluded December 9, 2005).	The Investment Corporation has executed the master lease agreements with Kenedix Advisors Co., Ltd. on May 1, 2006 in connection with the acquisition of Collection Higashi-Sakura (B-31) and the acquisition of 25 properties excluding Residence Charmante Tsukishima (B-19) and ZARA Tenjin Nishi-dori (C-3).
Execution of Concurrent Liability Assumption Memorandum	The Investment Corporation intends to execute a concurrent liability assumption memorandum with Kenedix Advisors Co., Ltd. on May 1, 2006 in connection with the acquisition of 25 properties (agreement concluded on April 3, 2006) excluding ZARA Tenjin Nishi-dori (C-3), and the acquisition of Collection Higashi-Sakura (B-31) (agreement concluded December 9, 2005).	The Investment Corporation has executed the concurrent liability assumption memorandums with Kenedix Advisors Co., Ltd. on May 1, 2006 in connection with the acquisition of Collection Higashi-Sakura (B-31) and the acquisition of 25 properties excluding Residence Charmante Tsukishima (B-19) and ZARA Tenjin Nishi-dori (C-3).

[Attached Material] Property Portfolio after Acquisition of the Property

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	4.3%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	4.3%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.8%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.7%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.3%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	3.2%	August 1, 2005
		A-4	Noir Hatchobori	3,680	2.6%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.5%	May 1, 2006
		A-19	KDX Hamamatsucho Building (Note2)	3,460	2.5%	May 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	2.0%	May 1, 2006
		A-21	NTB・M Building	2,690	1.9%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.8%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.8%	May 1, 2006
		A-6	Harajuku F.F.Building	2,450	1.7%	August 1, 2005
		A-15	Hamacho Hanacho Building	2,300	1.6%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.6%	August 1, 2005
		A-14	Reland Center Building	2,252	1.6%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	1.4%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.4%	May 1, 2006
		A-9	NNK Building	1,610	1.1%	August 1, 2005
		A-10	Koishikawa Yoshida Building	704	0.5%	August 1, 2005
	Other Regional Area	A-12	Portus Center Building	5,570	4.0%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building(Note3)	1,610	1.1%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building(Note4)	1,560	1.1%	May 1, 2006
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1.0%	August 1, 2005
	Total of 25 Office Buildings			78,279	56.8%	—
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.8%	May 1, 2006
		B-20	Regalo Ochanomizu I & II	3,600	2.6%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.2%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.7%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.6%	May 1, 2006
		B-3	Court Mejiro	1,250	0.9%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.8%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.8%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.8%	May 1, 2006
		B-6	Court Nihonbashi-Hakozaki	1,130	0.8%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.8%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.8%	August 1, 2005
		B-8	S-court Yokohama-Kannai II	945	0.6%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.6%	May 1, 2006
		B-9	Court Motoasakusa	880	0.6%	August 1, 2005

Type of use	Area	No.	Property Name	Acquisition Price (Millions of yen)	Ratio	Acquisition Date
		B-25	Court Shin-Okachimachi	878	0.6%	May 1, 2006
		B-11	Bloom Omotesando	875	0.6%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.6%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.5%	May 1, 2006
		B-14	Court Shinbashi	748	0.5%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.5%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Area	B-29	Ashiya Royal Homes	2,330	1.6%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.3%	December 8, 2005
		B-30	Regalo Ibaraki I&II	1,600	1.1%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.9%	May 1, 2006
		B-32	Renaissance 21 Hirao Josui-machi	900	0.6%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.3%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
Total of 31 Residential Properties				43,421	31.5%	—
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	7.1%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.7%	September 30, 2005
	Other Regional Area	C-3	ZARA Tenjin Nishi-dori	3,680	2.6%	May 1, 2006
Total of 3 Retail Properties				16,059	11.6%	—
Total of 59 properties (Note 5)				137,759	100.0%	Portfolio PML: 7.14%

(Note 1) Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

(Note 2) The current name of the property is the "Shuwa Daini Hamamatsucho Building." Plans are in place to change the name of the property to the "KDX Hamamatsucho Building" on January 1, 2007.

(Note 3) The current name of the property is the "Semba Monblanc Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-1 Building" on October 1, 2006.

(Note 4) The current name of the property is the "Nashiki Building." Plans are in place to change the name of the property to the "KDX Minami Semba Dai-2 Building" on October 1, 2006.

(Note 5) Figures for Storia Todoroki (B-10) and Clair Court Rokakouen (B-12) are not included in the above table due to their planned sale on May 10, 2006. For details of properties of sale, please refer to the press release "Notice Concerning the Sales of Properties (Storia Todoroki and Clair Court Rokakouen," dated March 20, 2006.

Properties Anticipated to be Disposed

Type of use	Area	No.	Property Name	Acquisition Price (Millions of yen)	Disposed Price	Anticipated Dispostion Date
Residential Properties	Tokyo Metropolitan Area	B-10	Storia Todoroki	877	1,015	May 10, 2006
		B-12	Clair Court Rokakouen	831	985	May 10, 2006
Total of 2 properties anticipated to be disposed				1,708	2,000	—



Translation Purpose Only

May 2, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Change of Head Office Address

Kenedix Realty Investment Corporation ("the Investment Corporation") announced on May 2, 2006 details of a change in its head office address. In addition, Kenedix REIT Management, Inc. ("the Asset Management Company") also announced details of a change in its head office address. Details are as follows.

1. Details of the Change

(1) The Investment Corporation Head Office Address

Previous Address: 2-6-2 Marunouchi, Chiyoda-ku, Tokyo (3rd Floor Marunouchi-Yaesu Building)
New Address : 1-8-2 Marunouchi, Chiyoda-ku, Tokyo (8th floor, Dai-ich Tekko Building)

TEL: 03-5288-7629

(2) The Asset Management Company Head Office Address

Previous Address: 2-6-2 Marunouchi, Chiyoda-ku, Tokyo (3rd Floor Marunouchi-Yaesu Building)
New Address : 1-8-2 Marunouchi, Chiyoda-ku, Tokyo (8th floor, Dai-ich Tekko Building)

TEL: 03-5288-7600

The telephone numbers for both the Investment Corporation and the Asset Management Company remain unchanged.

2. Schedule for the Change of Address

May 15, 2006 Planned head office relocation

The Investment Corporation and the Asset Management Company will register their head office address immediately after relocation.



Translation Purpose Only

May 24, 2006

To All Concerned Parties

Kenedix Realty Investment Corporation
2-6-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Inquiries:
Kenedix REIT Management, Inc.
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Issue of New Investment Units through Third-Party Allotment

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it had received notice in connection with an application to acquire all new investment units to be issued through third-party allotment. The proposal to undertake the third-party allotment was ratified at separate meetings of the Investment Corporation's Board of Directors held on April 3, 2006 and April 19, 2006, in conjunction with the approval to conduct the issue of new investment units (primary offering) and secondary offering (over-allotment). Details are provided as follows.

(1)	Total number of units to be issued through third-party allotment	:	3,970 units (Total number of investment units scheduled for issue: 3,970 units)
(2)	Gross proceeds	:	¥2,272,900,430 (¥572,519 per unit)
(3)	Application period	:	May 26, 2006 (Friday)
(4)	Payment date	:	May 26, 2006 (Friday)
(5)	Buyer	:	Nomura Securities Co., Ltd.

[Reference]

1. For further details regarding the issue of new investment units through third-party allotment, please refer to the press releases "Notice Concerning Issue of New Investment Units and Secondary Offering," dated April 3, 2006, and "Notice Concerning Pricing for the Issue of New Investment Units and Secondary Offering," dated April 19, 2006.

2. Change in the number of investment units issued and outstanding after third-party allotment

Current total number of investment units issued and outstanding	153,030 units
Increase in investment units issued through third-party allotment	3,970 units
Total number of investment units issued and outstanding after third-party allotment	157,000 units

3. Use of proceeds procured through third-party allotment

Note: This press release provides information regarding Kenedix Realty Investment Corporation's decision to issue new investment units through third-party allotment and is not provided as an inducement or invitation for investment.



The Investment Corporation intends to use the proceeds procured by the issue of new investment units through third-party allotment (¥2,272,900,430) for the acquisition of specified new assets (as defined by Article 2.1 of the Investment Trust and Investment Corporation Law) etc.